Exhibit 2.1

BUSINESS COMBINATION AGREEMENT

by and among

THE SINCLAIR COMPANIES,

HIPPO HOLDING LLC,

HOLLYFRONTIER CORPORATION,

HIPPO PARENT CORPORATION,

and

HIPPO MERGER SUB, INC.

Dated as of August 2, 2021

i

ANNEX LIST

Annex A	Definitions

COMPANY DISCLOSURE SCHEDULES

Schedule 4.3	Company Non-Contravention
Schedule 4.5(b)	Company Liabilities
Schedule 4.6	Capitalization of the Company
Schedule 4.7(a)	Company Subsidiaries
Schedule 4.7(b)	Equity Ownership
Schedule 4.7(e)	Joint Venture Interests
Schedule 4.8	Absence of Changes
Schedule 4.9(a)	Sinclair Owned Real Property
Schedule 4.9(b)	Sinclair Leased Real Property
Schedule 4.9(c)	Condemnation
Schedule 4.9(e)	Sinclair Third Party Leases
Schedule 4.9(f)	Unexercised Rights of First Offer and Rights of First Refusal
Schedule 4.10	Sinclair Material Contracts
Schedule 4.11(a)	Registered Business Intellectual Property Rights
Schedule 4.12(a)	Assets of the Company Group
Schedule 4.12(b)	Sufficiency of Assets
Schedule 4.13	Compliance with Laws
Schedule 4.14	Environmental Matters
Schedule 4.15(a)	Certain Proceedings
Schedule 4.16	Permits
Schedule 4.18(a)	Company Employees
Schedule 4.18(f)	Employment Matters
Schedule 4.19(a)	Sinclair Benefit Plans
Schedule 4.20	Insurance
Schedule 4.21	Powers of Attorney
Schedule 4.22	Affiliate Transactions

PARENT DISCLOSURE SCHEDULES

Schedule 5.5(b)	Capitalization of the Parent
Schedule 5.6(a)	Parent Significant Subsidiaries
Schedule 5.6(c)	MLP Subsidiaries
Schedule 5.6(d)	Parent Equity Ownership
Schedule 5.6(e)	New Parent Ownership
Schedule 5.9	Parent Material Contracts
Schedule 5.11	Assets of the Parent Parties
Schedule 5.13	Environmental Matters

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BUSINESS COMBINATION AGREEMENT SCHEDULES

Schedule 1.1(a)(i)	Knowledge of the Company
Schedule 1.1(a)(ii)	Knowledge of Parent
Schedule 1.1(b)	Permitted Encumbrances
Schedule 1.1(c)	Specified Funded Indebtedness
Schedule 1.1(d)	Retention Closing Payments
Schedule 1.1(e)	Hospitality Business
Schedule 1.1(f)	Fuel Credit Programs
Schedule 1.1(g)	Certain Legacy Assets
Schedule 1.2(m)	Excluded Sinclair Subsidiaries
Schedule 2.6(a)	Accounting Principles
Schedule 6.6(a)	Company Conduct of Business
Schedule 6.6(b)	Parent Conduct of Business
Schedule 6.6(c)	Interim Period Actions
Schedule 6.9	Sinclair Employees
Schedule 6.9(a)	Certain Employee Titles and Positions
Schedule 6.14	Termination of Affiliate Obligations
Schedule 6.16	Use of Certain Names
Schedule 6.22(b)	Existing SRE Litigation
Schedule 6.24	Credit Support Arrangements

EXHIBIT LIST

Exhibit A	Hydrocarbon Inventory Valuation Methodologies and Procedures
Exhibit B	New Parent Certificate of Incorporation
Exhibit C	New Parent Bylaws
Exhibit D	Parent Surviving Corporation Certificate of Incorporation
Exhibit E	Transition Services Agreement
Exhibit F	Office Lease Key Terms
Exhibit G-1	Company Tax Counsel Sinclair Tax Certificate
Exhibit G-2	Company Tax Counsel Parent Tax Certificate
Exhibit G-3	Parent Tax Counsel Sinclair Tax Certificate
Exhibit G-4	Parent Tax Counsel Parent Tax Certificate

BUSINESS COMBINATION AGREEMENT

This BUSINESS COMBINATION AGREEMENT is made and entered into on August 2, 2021, by and among (a) The Sinclair Companies, a corporation organized under the Laws of the State of Wyoming (“Sinclair HoldCo”) and the sole member of Hippo Holding LLC, a limited liability company organized under the Laws of the State of Delaware (the “Company”), (b) the Company, (c) HollyFrontier Corporation, a corporation organized under the Laws of the State of Delaware (“Parent”), (d) Hippo Parent Corporation, a corporation and wholly owned subsidiary of Parent organized under the Laws of the State of Delaware (“New Parent”), and (e) Hippo Merger Sub, Inc., a corporation and wholly owned Subsidiary of New Parent organized under the Laws of the State of Delaware (“Parent Merger Sub” and, together with Parent and New Parent, the “Parent Parties”). Sinclair HoldCo, the Company, Parent, New Parent, and Parent Merger Sub are each referred to herein individually as a “Party” and collectively as the “Parties.” Capitalized terms used and not otherwise defined herein have the meanings set forth in Annex A.

RECITALS

WHEREAS, in anticipation of the Contemplated Transactions, (a) Parent has formed New Parent and (b) New Parent has formed Parent Merger Sub;

WHEREAS, contemporaneously with the execution of this Agreement, Sinclair HoldCo has undertaken or will undertake various company restructuring transactions pursuant to and as set forth in the Reorganization Agreement (the “Company Reorganization”);

WHEREAS, New Parent wishes to acquire Parent and the Company by effecting (a) a merger in accordance with Section 251(g) of the Delaware General Corporation Law (the “DGCL”) whereby Parent Merger Sub shall be merged with and into Parent, with Parent surviving such merger as a direct wholly owned Subsidiary of New Parent (the “Parent Merger”) and (b) immediately following the consummation of the Parent Merger, a contribution whereby Sinclair HoldCo will contribute all of the Company LLC Interests (and cash, if applicable) to New Parent in exchange for shares of New Parent, resulting in the Company becoming a direct wholly owned Subsidiary of New Parent (the “Sinclair Contribution”);

WHEREAS, the board of directors of Sinclair HoldCo has unanimously (a) determined that the terms of this Agreement and the Contemplated Transactions are advisable and in the best interests of its shareholders and Sinclair HoldCo and (b) approved and declared advisable the execution, delivery and performance of this Agreement and the Contemplated Transactions;

WHEREAS, the shareholders of Sinclair HoldCo have adopted this Agreement concurrently with its execution and approved the Contemplated Transactions, and Sinclair HoldCo has delivered evidence of such approval to Parent;

WHEREAS, the board of directors of Parent (the “Parent Board”) has unanimously (a) determined that the terms of this Agreement and the Contemplated Transactions are advisable and in the best interests of Parent and the holders of Parent Common Stock (the “Parent Stockholders”), (b) approved and declared advisable the execution, delivery and performance of this Agreement and the Contemplated Transactions and (c) recommended that the Parent Stockholders approve at the Special Meeting the issuance of the Sinclair Stock Consideration;

WHEREAS, the board of directors of New Parent (the “New Parent Board”) has unanimously (a) determined the terms of this Agreement and the Contemplated Transactions are advisable and in the best interests of Parent and New Parent and (b) approved and declared advisable the execution, delivery and performance of this Agreement and the Contemplated Transactions;

WHEREAS, Parent, acting in its capacity as the sole stockholder of New Parent, will adopt this Agreement promptly following its execution (the “New Parent Stockholder Approval”);

WHEREAS, the board of directors of Parent Merger Sub has unanimously (a) determined the terms of this Agreement and the Contemplated Transactions are advisable and in the best interests of New Parent and Parent Merger Sub and (b) approved and declared advisable the execution, delivery and performance of this Agreement and the Contemplated Transactions;

WHEREAS, New Parent, acting in its capacity as the sole stockholder of Parent Merger Sub, will adopt this Agreement promptly following its execution (the “Parent Merger Sub Stockholder Approval”);

WHEREAS, the consummation of the Contemplated Transactions shall occur immediately following, and is expressly conditioned upon, the consummation of the transactions contemplated by that certain Contribution Agreement, dated of even date herewith, by and among Sinclair HoldCo, Sinclair Transportation Company, a Wyoming corporation, and Holly Energy Partners, L.P., a Delaware limited partnership (the “MLP”) (the “Midstream Contribution Agreement,” and the transactions contemplated thereby, the “Midstream Contribution”); provided that, except as explicitly set forth in this Agreement, the Midstream Contribution Agreement and the Midstream Contribution shall be excluded from this Agreement and the Contemplated Transactions; and

WHEREAS, for U.S. federal income tax purposes, the relevant Parties intend to treat (a) the Parent Merger and Sinclair Contribution as integrated transactions constituting a single exchange qualifying as a transaction described in Section 351 of the Code, (b) the Parent Merger as a “reorganization” within the meaning of Section 368(a) of the Code, and (c) this Agreement constitute and be adopted as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

NOW THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1.

DEFINITIONS AND TERMS

Section 1.1 Definitions.

Unless the context otherwise requires, the capitalized terms used in this Agreement have the meanings prescribed in Annex A.

Section 1.2 Interpretation and Construction.

Unless expressly provided to the contrary in this Agreement, this Agreement shall be interpreted in accordance with the following provisions:

(a) Terms defined in the singular have a comparable meaning when used in the plural, and vice versa. Whenever the context may require, any pronoun includes the corresponding masculine, feminine and neuter forms.

(b) As used in this Agreement, (i) the words “hereof,” “herein,” “hereby,” “hereto” and “hereunder” and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement, (ii) the word “including,” and words of similar import, means “including, but not limited to” and “including, without limitation,” (iii) the terms “dollars” and “$” means United States Dollars, the lawful currency of the United States of America, (iv) the word “will” shall be construed to have the same meaning and effect as the word “shall,” (v) the word “or” is not exclusive, (vi) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if” and (vii) references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity.

(c) The heading references herein and the Table of Contents hereto are for convenience purposes only, do not constitute a part of this Agreement, and shall not be deemed to limit or affect any of the provisions hereof.

(d) References to “Articles,” “Sections,” “Subsections,” “Recitals,” “Preamble,” “Annexes,” “Schedules” or “Exhibits” means the Articles, Sections, Subsections, Recitals or Preamble of, or the Annexes, Schedules or Exhibits to, this Agreement, as the case may be, except as may be otherwise specified. The Annexes, Schedules and Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein. All terms defined in this Agreement have their defined meanings when used in any Annex, Exhibit or Schedule to this Agreement or any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein.

(e) Any information in one section or subsection of the Company Disclosure Schedules or the Parent Disclosure Schedules shall be deemed to apply to and to qualify the Section or Subsection of this Agreement to which it corresponds in number and each other Section or Subsection of this Agreement to the extent it is reasonably apparent on its face that such information is relevant to such other Section or Subsection. The disclosure of any matter in any Company Disclosure Schedule or Parent Disclosure Schedule shall not be deemed to constitute an admission by Sinclair HoldCo or the Company or the Parent Parties, as applicable, or otherwise imply, that any such matter is material or creates measures for materiality for the purposes of this Agreement.

(f) Except as otherwise specifically provided in this Agreement, any agreement, instrument or statute defined or referred to herein means such agreement, instrument or statute as from time to time amended, supplemented or modified, including (i) (in the case of agreements or instruments) by written waiver or consent and (ii) (in the case of statutes) by succession of comparable successor statutes and, in each case, all attachments thereto and instruments incorporated therein.

(g) Any reference to any federal, state, local or foreign Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

(h) The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and this Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting an instrument or causing any instrument to be drafted.

(i) Unless otherwise specified, all references to a specific time of day in this Agreement shall be based on Central Time on the date in question. All references to “day” or “days” mean calendar days unless specified as a “Business Day.” No action shall be required of the Parties except on a Business Day, and in the event an action is required on a day that is not a Business Day, such action shall be required to be performed on the next succeeding day that is a Business Day.

(j) With respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding.”

(k) As used in this Agreement, the term “made available” means the respective materials that were posted to the Venue data room entitled “Project Safari” to Parent or its Representatives by the Company or its Representatives at least three (3) Business Days prior to the date of this Agreement.

(l) Accounting terms not specifically defined in this Agreement shall be construed in conformity with, and all financial data required to be submitted by this Agreement shall be prepared in conformity with, GAAP applied on a consistent basis.

(m) All references to any “member” of the Company Group refer only to the Company and the Company Subsidiaries that collectively comprise the Company Group, and, for the avoidance of doubt, do not refer to any other Person (including, for the avoidance of doubt, (i) Sinclair Transportation Company and each Person in which Sinclair Transportation Company owns, directly or indirectly, any capital stock or other equity or voting interest, and (ii) each of the Subsidiaries of Sinclair HoldCo set forth on Schedule 1.2(m)).

(n) Except as expressly provided otherwise, the representations and warranties in Article 4 that are made as of the date hereof shall be deemed to have been made after giving effect to the consummation of the Company Reorganization.

ARTICLE 2.

THE TRANSACTIONS

Section 2.1 Parent Merger.

(a) Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with Section 251(g) of the DGCL, at the Effective Time, Parent Merger Sub shall be merged with and into Parent. As a result of the Parent Merger, the separate corporate existence of Parent Merger Sub will cease, and Parent will survive and continue to exist as a Delaware corporation and direct wholly owned Subsidiary of New Parent (the entity surviving the Parent Merger, the “Parent Surviving Corporation”). To the extent relating to the Parent Merger, this Agreement shall be a plan of merger for all purposes under the DGCL.

(b) As early as practicable on the Closing Date, the Parties shall cause the Parent Merger to be consummated by filing a certificate of merger relating to the Parent Merger with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, the DGCL (the “Parent Certificate of Merger”). The Parent Merger shall become effective at such time at which the Parent Certificate of Merger is filed with the Secretary of State of the State of Delaware or at such subsequent time as the Company and Parent shall agree and as shall be specified in the Parent Certificate of Merger (“Effective Time”).

(c) At the Effective Time, the effect of the Parent Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all the property, rights, privileges, powers and franchises of Parent and Parent Merger Sub shall vest in Parent Surviving Corporation, and all debts, liabilities and duties of Parent and Parent Merger Sub shall become the debts, liabilities and duties of Parent Surviving Corporation.

Section 2.2 Effects of the Parent Merger.

(a) General Effects. At the Effective Time, the Parent Merger shall have the effects set forth in Section 251(g) and 259(a) of the DGCL.

(b) Organizational Documents of New Parent. Prior to the Closing, Parent, as the sole stockholder of New Parent, and New Parent shall take all requisite action to cause the certificate of incorporation of New Parent (the “New Parent Certificate of Incorporation”) and the bylaws of New Parent (the “New Parent Bylaws”) in effect immediately following the Effective Time to be in the forms attached to this Agreement as Exhibit B and Exhibit C, respectively, which shall comply with the requirements of Section 251(g) of the DGCL, and, pursuant to which, the name of New Parent shall be changed, effective as of the Effective Time, to HF Sinclair Corporation.

(c) Organizational Documents of Parent Surviving Corporation. At the Effective Time, the certificate of incorporation of the Parent Surviving Corporation shall be in the form attached to this Agreement as Exhibit D (which shall comply with the requirements of Section 251(g) of the DGCL), until thereafter changed or amended as provided therein or by applicable Law. As of the Effective Time, the name of the Parent Surviving Corporation shall be HollyFrontier Corporation. At the Effective Time, the bylaws of the Parent Surviving Corporation shall be amended to read in their entirety as the bylaws of Parent Merger Sub (except that references to the name of Parent Merger Sub shall be replaced by references to the name of the Parent Surviving Corporation), until thereafter amended in accordance with applicable Law.

(d) Directors and Officers of New Parent. Prior to the Closing, Parent, as the sole stockholder of New Parent, and New Parent shall take all action necessary to elect as directors of New Parent effective as of the Effective Time the persons who are the directors of Parent immediately prior to the Effective Time, and to elect, effective one (1) Business Day following the Closing, the directors designated by Sinclair HoldCo pursuant to the Stockholders’ Agreement (the “Initial Sinclair Directors”), each to hold office in accordance with the New Parent Certificate of Incorporation and the New Parent Bylaws, and appoint the persons who are the officers of Parent immediately prior to the Effective Time as officers holding the same offices of New Parent effective as of the Effective Time, each such person to hold office in accordance with the New Parent Certificate of Incorporation and the New Parent Bylaws. Sinclair HoldCo shall provide, and shall cause the Initial Sinclair Directors to provide, the Parent Parties with such information as is reasonably requested by the Parent Parties concerning the Initial Sinclair Directors, as is required to be disclosed under applicable Law or stock exchange regulations, including the completion of the Parent’s current standard director and officer questionnaire, in each case at least ten (10) Business Days prior to the Closing Date.

(e) Directors and Officers of Parent Surviving Corporation. The directors of Parent Merger Sub immediately prior to the Effective Time shall be the directors of Parent Surviving Corporation from and after the Effective Time, each to hold office in accordance with the certificate of incorporation and the bylaws of Parent Surviving Corporation. The officers of Parent Merger Sub immediately prior to the Effective Time shall be the officers of Parent Surviving Corporation from and after the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of Parent Surviving Corporation.

Section 2.3 Effect on Securities.

(a) Parent Merger and Parent Merger Sub. At the Effective Time, by virtue of the Parent Merger and without any action on the part of any Party or the holders of any securities of Parent or Parent Merger Sub:

(i) Generally. Each share of Parent Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Parent Common Stock to be cancelled pursuant to Section 2.3(a)(iii)) shall be converted into one (1) share of validly issued, fully paid and nonassessable New Parent Common Stock. All such shares of Parent Common Stock that were issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall automatically be cancelled and retired and each certificate or certificates which immediately prior to the Effective Time represented any such shares of Parent Common Stock or book-entry shares which immediately prior to the Effective Time represented shares of Parent Common Stock shall thereafter represent the shares of New Parent Common Stock into which they converted.

(ii) Parent Merger Sub Common Stock. Each share of common stock of Parent Merger Sub issued and outstanding immediately prior to the Effective Time shall continue as one share of common stock of Parent Surviving Corporation, which, except as provided in Section 2.3(a)(iii), shall constitute the only outstanding shares of common stock of Parent Surviving Corporation.

(iii) Cancellation of Certain Parent Shares. Each share of Parent Common Stock held in the treasury of Parent, if any, immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof.

Section 2.4 Parent Equity Awards.

(a) Parent Restricted Stock Unit Awards. At the Effective Time, by virtue of the Parent Merger and without any action on the part of the holders thereof, each award of restricted stock units granted under a Parent Plan representing the right to receive shares of Parent Common Stock (a “Parent Restricted Stock Unit Award”) that is outstanding as of immediately prior to the Effective Time shall be assumed by New Parent and shall be converted into an award of restricted stock units representing the right to receive shares of New Parent Common Stock (a “New Parent Restricted Stock Unit Award”) with the same terms and conditions (including with respect to vesting) applicable to the corresponding Parent Restricted Stock Unit Award under the applicable Parent Plan and Parent Award Agreement as of immediately prior to the Effective Time and representing the right to receive a number of whole shares of New Parent Common Stock equal to the number of shares of Parent Common Stock subject to such Parent Restricted Stock Unit Award as of immediately prior to the Effective Time.

(b) Parent Performance Share Unit Awards. At the Effective Time, by virtue of the Parent Merger and without any action on the part of the holders thereof, each award of performance share units granted under a Parent Plan representing the right to receive shares of Parent Common Stock (a “Parent Performance Share Unit Award”) that is outstanding as of immediately prior to the Effective Time shall be assumed by New Parent and shall be converted into a performance share unit award representing the right to receive shares of New Parent Common Stock (a “New Parent PSU Award”) with the same terms and conditions (including with respect to vesting and performance conditions) applicable to the corresponding Parent Performance Share Unit Award as of immediately prior to the Effective Time and representing the right to receive, subject to the applicable level of performance attained, a number of whole shares of New Parent Common Stock equal to the number of shares of Parent Common Stock subject to such Parent Performance Share Unit Award as of immediately prior to the Effective Time; provided, however, that Parent, in its reasonable discretion, may adjust the performance conditions applicable to the New Parent PSU Awards as necessary to take into account the effects, if any, of the transactions contemplated by this Agreement.

(c) Dividend Equivalent Rights. At the Effective Time, all rights to receive dividend equivalent payments (each, a “Parent Dividend Equivalent”) granted in tandem with a corresponding Parent Restricted Stock Unit Award or Parent Performance Share Unit Award shall, by virtue of the Parent Merger and without any action on the part of the holder of any such Parent Dividend Equivalent, automatically be assumed by New Parent and converted into a right to receive a dividend equivalent payment from New Parent with respect to the corresponding New Parent Restricted Stock Unit Award or New Parent PSU Award, as applicable (each, a “New Parent Dividend Equivalent”), with substantially the same terms and conditions (including with respect to vesting and timing of payment) applicable to the corresponding Parent Dividend Equivalent under the applicable Parent Plan and Parent Award Agreement as of immediately prior to the Effective Time and representing the right to receive (i) any balance accrued but unpaid with respect to such New Parent Dividend Equivalent as of the Effective Time in respect of dividends paid by Parent in respect of the underlying Parent Restricted Stock Unit Award or New Parent PSU Award, as applicable, to which such New Parent Dividend Equivalent relates and (ii) any distributions made by New Parent from and after the Effective Time with respect to the number of shares of New Parent Common Stock subject to the corresponding New Parent Restricted Stock Unit Award or New Parent PSU Award, as applicable, to which such New Parent Dividend Equivalent relates.

(d) New Parent Actions. Parent and New Parent shall take all actions necessary to provide for the treatment of the Parent Restricted Stock Unit Awards and Parent Performance Share Unit Awards as set forth in the foregoing provisions of this Section 2.4, and New Parent shall take all actions necessary to reserve for issuance a number of shares of New Parent Common Stock in respect of New Parent Restricted Stock Unit Awards and New Parent PSU Awards assumed and converted pursuant to this Section 2.4. As of the Effective Time, New Parent shall assume the Parent Plans, including (i) all of the obligations with respect to the Parent Restricted Stock Unit Awards and Parent Performance Share Unit Awards, as assumed and converted as set forth in the foregoing provisions of this Section 2.4 and (ii) with respect to any number of shares of Parent Common Stock that remain (or may again become) available for future issuance thereunder (“Remaining Parent Plan Shares”), subject to any limitations under applicable Law or any applicable securities exchange listing requirements. As soon as practicable following the Effective Time, New Parent shall file one or more appropriate registration statement or registration statements with respect to the New Parent Restricted Stock Unit Awards and New Parent PSU Awards under this Section 2.4 and all shares of New Parent Common Stock that may be issued in connection with such New Parent Restricted Stock Unit Awards and New Parent PSU Awards and the Remaining Parent Plan Shares and shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such awards remain outstanding.

Section 2.5 Company Reorganization and Sinclair Contribution.

(a) Company Reorganization. Immediately prior to the execution of this Agreement, Sinclair HoldCo has executed and delivered the Reorganization Agreement, pursuant to which it has undertaken or will undertake various restructuring transactions. Following the date hereof, Sinclair HoldCo shall, and shall cause its Affiliates to, comply with the terms and conditions set forth in the Reorganization Agreement.

(b) Sinclair Contribution. Upon the terms and subject to the conditions set forth in this Agreement, immediately after the Effective Time, Sinclair HoldCo shall contribute to New Parent the Company LLC Interests and, if applicable, the amount of cash set forth in Section 2.5(f)(iii) and the amount of cash set forth in Section 2.5(e)(iii), which cash amount shall be subject to adjustment following the Closing pursuant to Section 2.6, in exchange for the consideration described in this Section 2.5(b) (the “Sinclair Contribution Consideration”). The aggregate consideration to be issued or paid by New Parent to Sinclair HoldCo in connection with the Sinclair Contribution shall be, as applicable, (i) a number of shares of New Parent Common Stock equal to the New Parent Base Stock Amount, less the Closing Divestiture Shares (if applicable), to the extent applicable in accordance with Section 2.5(f) (the “Sinclair Stock Consideration”) and (ii) the amount of cash set forth in Section 2.5(e)(ii), which cash amount shall be subject to adjustment following the Closing pursuant to Section 2.6.

(c) Equitable Adjustment. If, between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, then the Sinclair Stock Consideration shall be equitably adjusted to proportionally reflect such change.

(d) Pre-Closing Statement; Payoff Letters. At least three (3) Business Days prior to the Closing Date, Sinclair HoldCo shall deliver to Parent a statement (the “Pre-Closing Statement”) setting forth its good faith estimates of the (i)(A) Closing Working Capital (the “Estimated Closing Working Capital”), (B) Closing Cash (the “Estimated Closing Cash”), (C) Closing Hydrocarbon Inventory Amount (the “Estimated Closing Hydrocarbon Inventory Amount”), (D) Closing Blenders Tax Credits (the “Estimated Blenders Tax Credits”), (E) Closing RINs Adjustment (the “Estimated Closing RINs Adjustment”), and (F) Closing Indebtedness (the “Estimated Closing Indebtedness”), in each case, determined in accordance with the accounting principles set forth on Schedule 2.6(a) and in a format consistent with the illustrative calculation on Schedule 2.6(a), which assumes a Closing Date of December 31, 2020, and this Agreement and (ii) the Estimated Adjustment Payment resulting from such estimates. At least three (3) Business Days prior to the Closing Date, Sinclair HoldCo shall deliver to Parent substantially final payoff letters for the Specified Funded Indebtedness (the “Payoff Letters”), which Payoff Letters shall authorize the release of all Encumbrances securing such Specified Funded Indebtedness upon payment of the applicable portion of the Indebtedness Payoff Amount in full at or prior to the Closing.

(e) Pre-Closing Cash Distribution, Issuance of Sinclair Stock Consideration and Payment of Estimated Adjustment Payment.

(i) At Closing, New Parent shall deliver to Sinclair HoldCo the Sinclair Stock Consideration, in book-entry form or, if requested by Sinclair HoldCo, certificates of the New Parent Common Stock representing the Sinclair Stock Consideration bearing the Transfer Legend.

(ii) If the Estimated Adjustment Payment is positive:

(A) prior to Closing, the Company shall distribute to Sinclair HoldCo an amount of cash equal to the lesser of (i) the Estimated Closing Cash and (ii) the Estimated Adjustment Payment; and

(B) at Closing, New Parent shall pay to Sinclair HoldCo, by wire transfer of immediately available funds to an account designated by Sinclair HoldCo at least three (3) Business Days prior to the Closing Date, an amount of cash equal to the excess, if any, of the Estimated Adjustment Payment over the amount distributed to Sinclair HoldCo pursuant to Section 2.5(e)(ii)(A).

(iii) If the Estimated Adjustment Payment is negative, Sinclair HoldCo shall pay to New Parent at Closing, by wire transfer of immediately available funds to an account designated by New Parent at least three (3) Business Days prior to the Closing Date, an amount of cash equal to the absolute value of the Estimated Adjustment Payment.

(f) In the event of a Woods Cross Refinery Divestiture Action, Sinclair HoldCo shall satisfy the Sinclair Divestiture Portion in accordance with this Section 2.5(f). Promptly following the date that the applicable Parent Entity enters into definitive agreements contemplating the Woods Cross Refinery Divestiture Action, but no later than ten (10) Business Days prior to the Closing Date, Parent shall deliver a written notice (the “Woods Cross Divestiture Notice”) to Sinclair HoldCo, which notice shall set forth the Woods Cross Divestiture Proceeds and, in the event the Woods Cross Divestiture Proceeds include (i) any non-cash consideration or (ii) any delayed, deferred or contingent consideration (other than customary post-closing adjustments for inventory and working capital) (collectively, “Other Consideration”), Parent’s good faith estimate of the fair market value of the Other Consideration, taking into account, in the case of clause (ii), the timing and likelihood of payment of such Other Consideration and such notice shall include in reasonable detail the basis for Parent’s calculation of such fair market value.

(i) In the event the Woods Cross Divestiture Proceeds consist solely of cash payable at the closing of the Woods Cross Refinery Divestiture Action and do not include any Other Consideration, then, no later than five (5) Business Days following Sinclair HoldCo’s receipt of the Woods Cross Divestiture Notice, Sinclair HoldCo shall deliver a written notice to Parent specifying its election to satisfy the Sinclair Divestiture Portion at the Closing by either (x) New Parent reducing the number of shares of New Parent Common Stock to be issued to Sinclair HoldCo at the Closing pursuant to Section 2.5(b) by the Closing Divestiture Shares, or (y) the payment by Sinclair HoldCo to New Parent of an amount of cash equal to the Sinclair Divestiture Portion. If Sinclair HoldCo makes the election provided in Section 2.5(f)(i)(x), New Parent shall reduce the number of shares of New Parent Common Stock to be issued at the Closing pursuant to Section 2.5(b) by the Closing Divestiture Shares.

(ii) In the event the Woods Cross Divestiture Proceeds include any Other Consideration, then Sinclair HoldCo may, within five (5) Business Days after the Woods Cross Divestiture Notice has been received by Sinclair HoldCo, dispute the fair market value of the Other Consideration contained therein by delivery of a written notice to New Parent. Upon the delivery of such dispute notice to New Parent, Sinclair Holdco and New Parent shall, during the ten (10) Business Days following the date of delivery of such dispute notice, negotiate in good faith to resolve the dispute. If Sinclair HoldCo and New Parent cannot reach agreement as to the fair market value of the Other Consideration during such period, Sinclair HoldCo and New Parent shall refer such matter to a mutually agreed upon nationally recognized investment bank, or if Sinclair HoldCo and New Parent are unable to mutually agree upon an investment bank, to an investment bank selected by the Houston office of the American Arbitration Association. The investment bank’s determination of the fair market value of the Other Consideration shall be final and binding upon the Parties and the fee of the investment banking firm shall be split equally between New Parent and Sinclair HoldCo.

(A) In the event that Sinclair HoldCo does not elect to dispute the fair market value of the Other Consideration set forth in the Woods Cross Divestiture Notice, then, no later than five (5) Business Days following the delivery of the Woods Cross Divestiture Notice, Sinclair HoldCo shall deliver a written notice to Parent specifying its election to satisfy the Sinclair Divestiture Portion at the Closing by either (x) New Parent reducing the number of shares of New Parent Common Stock to be issued to Sinclair HoldCo at the Closing pursuant to Section 2.5(b) by the Closing Divestiture Shares, or (y) the payment by Sinclair HoldCo to New Parent of an amount of cash equal to the Sinclair Divestiture Portion. If Sinclair HoldCo makes the election provided in Section 2.5(f)(ii)(A)(x), New Parent shall reduce the number of shares of New Parent Common Stock to be issued at the Closing pursuant to Section 2.5(b) by the Closing Divestiture Shares.

(B) In the event that Sinclair HoldCo elects to dispute the fair market value of the Other Consideration set forth in the Woods Cross Divestiture Notice, then, no later than five (5) Business Days following the final determination of the fair market value of the Other Consideration, Sinclair HoldCo shall deliver a written notice to New Parent specifying its election to satisfy the Sinclair Divestiture Portion by either (x) Sinclair HoldCo forfeiting the Divestiture Shares to New Parent or (y) the payment by Sinclair HoldCo to New Parent of an amount of cash equal to the Sinclair Divestiture Portion. If Sinclair HoldCo makes the election provided in Section 2.5(f)(ii)(B)(x), Sinclair Holdco shall forfeit to New Parent a number of shares of New Parent Stock equal to the Post-Closing Divestiture Shares.

(iii) If Sinclair HoldCo makes the election provided in Section 2.5(f)(i)(y) or Section 2.5(f)(ii)(A)(y), Sinclair HoldCo shall pay at the Closing, by wire transfer of immediately available funds, to an account designated by New Parent, an amount of cash equal to the Sinclair Divestiture Portion. If Sinclair HoldCo makes the election provided in Section 2.5(f)(ii)(B)(y), Sinclair HoldCo shall pay, no later than ten (10) days following the date of the final determination of the fair market value of the Other Consideration, by wire transfer of immediately available funds, to an account designated by New Parent, an amount of cash equal to the Sinclair Divestiture Portion. For purposes of this Section 2.5(f):

(iv) “Sinclair Divestiture Portion” means an amount equal to (A)(I) $500 million minus (II) the Woods Cross Divestiture Proceeds, multiplied by (B) 0.3170;

(v) “Closing Divestiture Shares” means a number of whole shares of New Parent Common Stock (rounded to the nearest share) equal to (A) the Sinclair Divestiture Portion, divided by (B) the Share Price as of the Closing Date;

(vi) “Post-Closing Divestiture Shares” means a number of whole shares of New Parent Common Stock (rounded to the nearest share) equal to (A) the Sinclair Divestiture Portion, divided by (B) the Share Price as of the date of the final determination of the fair market value of the Other Consideration; and

(vii) “Woods Cross Divestiture Proceeds” shall mean the base purchase price for Parent’s rights, title and interest in the Woods Cross Refinery Assets set forth in the definitive agreements contemplating the Woods Cross Refinery Divestiture Action, which purchase price shall be calculated on a cash-free, debt-free basis and shall include a normalized amount of inventory and net working capital (defined as current assets minus current liabilities) based on monthly historical averages for the twenty-four (24) month period preceding the date of the definitive agreement contemplating the Woods Cross Refinery Divestiture Action. In the event that the purchase price does not include inventory or net working capital assumptions consistent with the prior sentence, then a deemed value of inventory and net working capital determined by New Parent in good faith, acting reasonably, shall be added to the Woods Cross Divestiture Proceeds based on the monthly average of inventory and net working capital for the twenty-four (24) month period preceding the date of the definitive agreement contemplating the Woods Cross Refinery Divestiture Action for purposes of determining the Sinclair Divestiture Portion.

(g) Withholding. New Parent and each of its Affiliates shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement or any other Transaction Documents such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of local, state, federal, or foreign Tax Law; provided, however, New Parent shall use reasonable best efforts to (i) notify Sinclair HoldCo of its intent to withhold any amounts under this Section 2.5(g) at least five (5) Business Days before Closing, (ii) provide Sinclair HoldCo with a reasonable opportunity to establish an exemption or other basis for reducing or eliminating such withholding tax and (iii) cooperate with Sinclair HoldCo to mitigate or reduce any such withholding taxes. To the extent that amounts are so deducted or withheld by New Parent or such Affiliate and paid over to the applicable Governmental Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement or other applicable Transaction Document as having been paid to the Person in respect of which such deduction and withholding was made by New Parent or such Affiliate.

Section 2.6 Closing Accounting Adjustment.

(a) As promptly as practicable, but no later than ninety (90) days after the Closing Date, New Parent shall prepare and deliver to Sinclair HoldCo its calculation of the (i) Closing Working Capital, (ii) Closing Cash, (iii) with respect to each item of Hydrocarbon Inventory, the Applicable Hydrocarbon Inventory Amount, determined in accordance with the procedures set forth in Exhibit A accompanied by the petroleum inspection company’s report referenced in Exhibit A and other reasonable supporting documentation for such calculations, (iv) Closing Blenders Tax Credits, (v) with respect to each type of RIN, the Applicable RINs Amount and the Applicable RINs Obligation, and (vi) Closing Indebtedness, and (vii) the resulting Closing Adjustment Amount (such calculation, the “Closing Accounting Statement”) and the work papers supporting such calculation. The Closing Accounting Statement shall be unaudited and prepared in accordance with the accounting principles set forth on Schedule 2.6(a) and in a format consistent with the illustrative calculation on Schedule 2.6(a), which assumes a Closing Date of December 31, 2020; provided, however, that the Closing Accounting Statement shall not take into account the Contemplated Transactions. From and after the Closing until the date on which the Final Closing Working Capital, Final Closing Cash, Final Closing Hydrocarbon Inventory Amount, Final Closing Blenders Tax Credits, Final Closing RINs Adjustment and Final Closing Indebtedness are finally determined in accordance with this Section 2.6, New Parent shall not take any action with respect to the accounting books and records of the Company relating to the pre-closing period, or the items reflected thereon, on which the Closing Accounting Statement is to be based, that is inconsistent with the accounting principles set forth on Schedule 2.6(a). New Parent and Sinclair HoldCo shall cooperate and assist in the preparation of the Closing Accounting Statement and the calculation of the items listed in the foregoing clauses (i) through (vi) and in the conduct of the review referred to in this Section 2.6, and New Parent shall afford, and shall cause the Company and the Company Subsidiaries to afford, to Sinclair HoldCo and any accountants, counsel or financial advisors retained by Sinclair HoldCo, reasonable access to the books, personnel, Representatives (including the Company’s accountants) and records of the Company and the Company Subsidiaries to the extent reasonably necessary for Sinclair HoldCo to review the Closing Accounting Statement; provided, that, any cooperation and assistance provided by New Parent, the Company or any Company Subsidiaries shall be upon reasonable prior notice by Sinclair HoldCo and shall be during regular business hours and in a manner that does not interfere with the normal business or operations of New Parent or its Affiliates.

(b) Sinclair HoldCo may, within 30 days after the Closing Accounting Statement has been received by Sinclair HoldCo, dispute any of the amounts reflected on the line items of the Closing Accounting Statement (each, a “Disputed Item”); provided, however, that in each case Sinclair HoldCo shall notify New Parent in writing of each Disputed Item and specify in reasonable detail the amount in dispute and the basis therefor. To the extent Sinclair HoldCo does not notify New Parent in writing that a certain line item of the Closing Accounting Statement is a Disputed Item within 30 days after the Closing Accounting Statement has been received by Sinclair HoldCo, such item shall become final and binding for the purposes of determining the (i) Final Closing Working Capital, (ii) Final Closing Cash, (iii) Final Closing Hydrocarbon Inventory Amount, (iv) Final Closing Blenders Tax Credits, (v) Final Closing RINs Adjustment, (vi) Final Closing Indebtedness, and (iv) the resulting Closing Adjustment Amount.

(c) If a notice of Disputed Item(s) shall be timely delivered pursuant to Section 2.6(b), then Sinclair HoldCo and New Parent shall, during the 20 Business Days following the date of such delivery (the “Resolution Period”), negotiate in good faith to resolve the Disputed Item(s). If, during the Resolution Period, Sinclair HoldCo and New Parent reach an agreement with respect to any or all Disputed Item(s), such agreement shall be evidenced in writing and the Closing Accounting Statement (as revised pursuant to such written agreement) shall become final and binding on the date of such agreement, with respect to each such agreed Disputed Item. If, during the Resolution Period, Sinclair HoldCo and New Parent cannot reach agreement on a Disputed Item, then Sinclair HoldCo and New Parent shall refer all remaining unresolved Disputed Items to Deloitte Touche Tohmatsu Limited (the “Independent Accountant”). If Deloitte Touche Tohmatsu Limited does not agree to serve as the Independent Accountant within 10 days after written request from Sinclair HoldCo and New Parent to serve, then Sinclair HoldCo and New Parent will mutually select and engage an alternative independent nationally recognized accounting firm, or if Sinclair HoldCo and New Parent are unable to agree upon such firm or such firm declines to serve as the Independent Accountant, then Sinclair HoldCo or New Parent may request that the Houston office of the American Arbitration Association select the Independent Accountant, and Sinclair HoldCo and New Parent will engage such Independent Accountant selected by the American Arbitration Association. Sinclair HoldCo and New Parent shall cooperate with the Independent Accountant and promptly provide all documents and information requested by the Independent Accountant in connection with its determination with respect to the Disputed Item(s). The Independent Accountant shall review this Agreement and the Disputed Item(s) for the sole purposes of calculating the Disputed Item(s) and the resulting Closing Adjustment Amount, and in each case, in accordance with the accounting principles set forth on Schedule 2.6(a) and the terms of this Agreement, and shall make a determination, acting as an expert and not as an arbitrator, of each Disputed Item within 30 days after its engagement, which determination shall be made in accordance with the rules in this Section 2.6. With respect to each Disputed Item, the Independent Accountant shall select and adopt, without modification, only from the final offer of either Sinclair HoldCo or New Parent in making its determination. The Independent Accountant shall deliver to Sinclair HoldCo and New Parent, within such 30 day period, a report specifying (A) its final determination of the Closing Working Capital, Closing Cash, with respect to each item of Hydrocarbon Inventory, the Applicable Hydrocarbon Inventory Amount, Closing Blenders Tax Credits, with respect to each type of RIN, the Applicable RINs Amount and the Applicable RINs Obligation, and Closing Indebtedness, (B) the resulting Closing Adjustment Amount, (C) its adjustments, if any, to the Closing Accounting Statement in connection with the items listed in the foregoing clauses (A) and (B), and (D) the calculations supporting such determinations and adjustments in the foregoing clauses (A), (B), and (C). Such report shall, absent manifest error, be final, conclusive and binding on the Parties. Each of the Closing Working Capital, Closing Cash, Closing Hydrocarbon Inventory Amount, Closing Blenders Tax Credits, Closing RINs Adjustment and Closing Indebtedness, as finally determined pursuant to this Section 2.6, is referred to herein as the “Final Closing Working Capital,” “Final Closing Cash,” “Final Closing Hydrocarbon Inventory Amount,” “Final Closing Blenders Tax Credits,” “Final Closing RINs Adjustment,” and “Final Closing Indebtedness,” as applicable. The Independent Accountant shall determine the allocation of the cost of its review and report based on the inverse of the percentage its determination (before such allocation) bears to the total amount of the Disputed Items as originally submitted to the Independent Accountant. For example, should the Disputed Items amount to $1,000 and the Independent Accountant awards $600 in favor of Sinclair HoldCo’s position, sixty percent (60%) of the costs of its review would be borne by New Parent and forty percent (40%) of the costs would be borne by Sinclair HoldCo. Any dispute arising under this Section 2.6 regarding the Independent Accountant’s determination of each Disputed Item, including enforcement of the determination by the Independent Accountant, must be resolved pursuant to Section 10.11. After the Closing Accounting Statement has become final and binding on the Parties in accordance with the terms of this Section 2.6, the following payments shall be made:

(i) If the Closing Adjustment Amount is positive, then New Parent shall pay to Sinclair HoldCo, within three Business Days after the determination of the Closing Adjustment Amount, by wire transfer of immediately available funds to the account or accounts designated in writing by Sinclair HoldCo, an amount of cash equal to the Closing Adjustment Amount.

(ii) If the Closing Adjustment Amount is negative, then Sinclair HoldCo shall pay to New Parent, within three Business Days after the determination of the Closing Adjustment Amount, by wire transfer of immediately available funds to the account or accounts designated in writing by New Parent, an amount of cash equal to the absolute value of the Closing Adjustment Amount.

(iii) Upon payment of all of the amounts provided in this Section 2.6(c), none of the Parties may make or assert any claim under this Section 2.6 for any matter included in the Final Closing Working Capital, Final Closing Cash, Final Closing Hydrocarbon Inventory Amount, Final Closing Blenders Tax Credits, Final Closing RINs Adjustment or Final Closing Indebtedness or the resulting Closing Adjustment Amount.

(d) For U.S. federal income Tax purposes, any Closing Adjustment Amount paid by New Parent to Sinclair HoldCo pursuant to Section 2.6(c)(i) will be treated as the receipt of property other than New Parent stock by Sinclair HoldCo in a transaction described in Section 351 of the Code, and any Closing Adjustment Amount or Sinclair Divestiture Portion paid by Sinclair HoldCo to New Parent pursuant to Section 2.6(c)(ii) or the first sentence of Section 2.5(f)(iii), respectively, will be treated as an additional amount contributed by Sinclair HoldCo to New Parent as part of the Sinclair Contribution in a transaction described in Section 351 of the Code, in each case except to the extent otherwise required pursuant to a “determination” that is final within the meaning of Section 1313(a) of the Code (or any similar provision of applicable state, local or non-U.S. Tax Law) or a change in applicable Law after the date hereof.

(e) Prior to the Closing, Sinclair HoldCo shall cause the applicable members of the Company Group to assign to Sinclair HoldCo or its designated Affiliate without recourse (i) any account receivable that is individually in excess of $2,000,000, to the extent such account receivable will be excluded from Current Assets for purposes of this Section 2.6, and (ii) the Puri Note. At the Closing, Sinclair HoldCo shall cause the Stinker Stores Note to be owned by and payable to a member of the Company Group to the extent such note is not fully repaid prior to the Closing. If the Stinker Stores Note is repaid (in full or in-part) prior to the Closing, all amounts received in connection with such repayment shall be retained by a member of the Company Group at the Closing, and all such amounts shall be excluded from Closing Cash and Current Assets for all purposes of this Agreement.

(f) If the statutory standards described in the definition of “Applicable RINS Obligations” are amended, modified or otherwise changed prior to or following the Closing Date with respect to the year in which the Closing occurs, the Parties will take all appropriate actions to adjust any payments to be made or true-up any payments previously made in respect of such Applicable RINs Obligation pursuant to this Agreement, as if such standards had applied as of the Closing Date.

ARTICLE 3.

CLOSING

Section 3.1 Closing.

Subject to the terms and conditions of this Agreement, the Closing shall take place at the offices of Vinson & Elkins L.L.P., in Houston, Texas at 10:00 a.m. local time, on the date that is two Business Days following the satisfaction (or, to the extent permitted, waiver by the Party entitled to the benefits thereof) of all the conditions in Article 7 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at or prior to the Closing), or at such other time(s) and place(s) as Sinclair HoldCo and Parent may mutually agree in writing; provided, however, that if such second Business Day is not the first Business Day of a calendar month, then the Closing Date shall be the first Business Day of the calendar month following the month in which such second Business Day occurs; provided, further, that, for accounting purposes and for purposes of any determinations regarding any item on the Pre-Closing Statement or Closing Accounting Statement, the Closing shall be deemed to have occurred at the Adjustment Time. The date on which the Closing occurs is referenced herein as the “Closing Date.” All of the actions to be taken and documents to be executed and delivered at the Closing shall be deemed to be taken, executed and delivered simultaneously, and no such action, execution or delivery shall be effective until all are complete, except as specifically provided herein.

Section 3.2 Closing; Deliveries.

(a) At or prior to the Closing, the Company shall deliver or cause to be delivered:

(i) to New Parent, duly executed resignations of each of the directors and officers of each member of the Company Group that are designated by Parent prior to the Closing in a written notice delivered to the Company no less than five (5) Business Days prior to the Closing Date, effective as of the Closing;

(ii) to the applicable Persons set forth on Schedule 1.1(d), the payments pursuant to the retention plan set forth on Schedule 1.1(d) (collectively, the “Retention Closing Payments”);

(iii) duly executed copies of the final Payoff Letters and other documentation, in form and substance reasonably satisfactory to New Parent, evidencing the payment in full of the Indebtedness Payoff Amount on or before the Adjustment Time and the release of all Encumbrances on any of the equity or assets of the Downstream Business or any member of the Company Group securing the Specified Funded Indebtedness; and

(iv) any other certificates and/or documents required by this Agreement to be delivered by the Company in connection with the Closing.

(b) At or prior to the Closing, New Parent shall deliver or cause to be delivered to Sinclair HoldCo:

(i) the Sinclair Stock Consideration pursuant to Section 2.5;

(ii) if applicable, the payment of an amount in cash equal to the Estimated Adjustment Payment pursuant to Section 2.5;

(iii) a certificate signed by an authorized representative of Parent in his or her capacity as such, certifying that the conditions specified in Sections 7.3(a) and 7.3(b) have been satisfied (the “Parent Officer’s Certificate”);

(iv) a copy of the Parent Certificate of Merger, executed and filed with the Secretary of State of the State of Delaware;

(v) a counterpart of the Transition Services Agreement, duly executed by New Parent;

(vi) a lease with a term of three years from the Closing Date for a portion of the office space at the property located at 550 East South Temple, Salt Lake City, Utah 84102, in form and substance reasonably acceptable to each of Sinclair HoldCo and New Parent, duly executed by New Parent (the “Office Lease”), consistent in all material respects with the summary of key terms attached to this Agreement as Exhibit F; and

(vii) any other certificates and/or documents required by this Agreement to be delivered by Parent Parties in connection with the Closing.

(c) At or prior to the Closing, Sinclair HoldCo shall deliver or cause to be delivered to New Parent:

(i) if applicable, the payment of an amount in cash equal to the Estimated Adjustment Payment pursuant to Section 2.5;

(ii) a certificate signed by an authorized representative of Sinclair HoldCo in his or her capacity as such, certifying that the conditions specified in Section 7.2(a) and Section 7.2(b) have been satisfied (the “Company Officer’s Certificate”);

(iii) a counterpart of the Transition Services Agreement, duly executed by Sinclair HoldCo;

(iv) a duly completed and executed certificate of non-foreign status in compliance with Treasury Regulations Section 1.1445-2(b)(2) with respect to Sinclair HoldCo;

(v) the Office Lease, duly executed by Sinclair HoldCo, as landlord; and

(vi) any other certificates and/or documents required by this Agreement to be delivered by Sinclair HoldCo in connection with the Closing.

ARTICLE 4.

REPRESENTATIONS AND WARRANTIES OF SINCLAIR HOLDCO AND THE COMPANY

Except as set forth in the corresponding sections of the disclosure schedules containing certain exceptions to, or information required by, the representations and warranties in this Article 4 delivered by Sinclair HoldCo and the Company to Parent concurrently with the execution of this Agreement (the “Company Disclosure Schedules”), each of Sinclair HoldCo and the Company represents and warrants to the Parent Parties as follows:

Section 4.1 Organization.

(a) The Company, each of the other members of the Company Group and Sinclair HoldCo are duly organized, validly existing and in good standing (to the extent such concepts are applicable) under the Laws of their respective jurisdictions of organization or incorporation, and have the requisite power and authority to own, lease and operate their respective properties and carry on their businesses as conducted on the date hereof, except where the failure to be in good standing or to have such power and authority would not have or not reasonably be expected to have a Material Adverse Effect.

(b) The Company, each of the other members of the Company Group and Sinclair HoldCo are duly qualified, licensed or registered, as applicable, to do or transact business under the Laws of all jurisdictions in which such qualification, license or registration, as applicable, is required, except for those jurisdictions where the failure to be so qualified, licensed or registered, as applicable, would not have or not reasonably be expected to have a Material Adverse Effect.

(c) The Company has made available to Parent true and correct copies of the certificate of formation and the limited liability company agreement (or similar organizational documents) for each member of the Company Group and the Joint Ventures as in effect on the date of this Agreement.

Section 4.2 Authority; Binding Effect.

(a) Each of the Company and Sinclair HoldCo has the requisite limited liability company or corporate power and authority, as applicable, to enter into this Agreement, to perform its obligations hereunder and to consummate the Contemplated Transactions. The execution of this Agreement and the consummation of the Contemplated Transactions have been duly and validly authorized by all required limited liability company or corporate action, as applicable, on the part of the Company and Sinclair HoldCo, and no other limited liability company or corporate proceedings, as applicable, on the part of the Company or Sinclair HoldCo are necessary to authorize this Agreement or the consummation of the Contemplated Transactions.

(b) This Agreement has been duly executed and delivered by the Company and Sinclair HoldCo, and assuming the due authorization, execution and delivery of this Agreement by the Parent Parties, this Agreement constitutes a legal, valid and binding obligation of each of the Company and Sinclair HoldCo, enforceable against the Company and Sinclair HoldCo in accordance with its terms, except as enforcement may be limited by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws from time to time in effect affecting creditors’ rights generally and (ii) the availability of equitable remedies ((i) and (ii), collectively, the “Equitable Exceptions”).

(c) The (i) board of directors of Sinclair HoldCo has unanimously (x) determined that the terms of this Agreement and the Contemplated Transactions are advisable and in the best interests of its shareholders and Sinclair HoldCo and (y) approved and declared advisable the execution, delivery and performance of this Agreement and the Contemplated Transactions, and (ii) the shareholders of Sinclair HoldCo have adopted this Agreement concurrently with its execution, and the approvals described in clause (i) and (ii) above are, and shall be as of the Closing, in full force and effect and shall not have been amended, modified or rescinded in any respect.

Section 4.3 Non-Contravention.

Except as listed on Company Disclosure Schedule 4.3, the execution, delivery and performance of this Agreement by Sinclair HoldCo and the Company and the consummation of the Contemplated Transactions, do not and will not (a) violate, conflict with or result in any breach of any provision of the organizational documents of Sinclair HoldCo, the Company or any other member of the Company Group, (b) result in the breach or violation of, constitute a default under, or give rise to any right of termination, cancellation, modification, revocation, suspension or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of any member of the Company Group under any Sinclair Material Contract or Sinclair Lease, result in the creation or the imposition of any Encumbrance (other than Permitted Encumbrances) on any of the assets of the Company Group, or give rise to or result in the termination, cancellation, modification, acceleration, revocation or suspension of any Permit used by or required for the ongoing operation of, the Company Group, or (c) violate any Law applicable to Sinclair HoldCo, the Company or any other member of the Company Group, or any Order against Sinclair HoldCo, the Company or any other member of the Company Group, except with respect to clauses (b) and (c), for any violation, breach, default, termination, cancellation, acceleration, modification, revocation or suspension that would not have or not reasonably be expected to have a Material Adverse Effect.

Section 4.4 Governmental Consents and Approvals.

The execution and delivery of this Agreement by Sinclair HoldCo and the Company, and the performance by each of Sinclair HoldCo and the Company of its obligations hereunder and the consummation of the Contemplated Transactions, do not and will not require any advance filing with, or clearance, consent or approval of, any Governmental Authority, except for those filings required under the HSR Act and any filings, clearances, consents or approvals, the failure of which to effect or obtain would not have or not reasonably be expected to have a Material Adverse Effect.

Section 4.5 Financial Information; No Undisclosed Liabilities.

(a) As of the date hereof, the Company has made available to Parent copies of (i) audited financial statements consisting of the combined consolidated audited balance sheet of the Sinclair Oil Corporation and its subsidiaries and certain affiliates which include Sinclair Services Company, Wyoming Renewable Diesel Company LLC, and Sinclair Golf Course, Inc. (the “Financial Statement Businesses”) as of December 31, 2020, December 31, 2019 and December 31, 2018 and the related combined consolidated audited statements of operations, changes in parent’s net investment and cash flows for the years ended December 31, 2020, December 31, 2019 and December 31, 2018 (the “Historical Financial Statements”), and (ii) unaudited financial statements consisting of the combined consolidated unaudited balance sheet of the Financial Statement Businesses as of June 30, 2021 (the “Interim Balance Sheet”) and the related combined consolidated unaudited statements of operations, changes in parent’s net investment and cash flows for the three and six months ended June 30, 2021, as applicable (together with the Historical Financial Statements, the “Financial Statements”). The (A) Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except that (x) there are no notes to the Interim Balance Sheet and related unaudited statements of operations, changes in parent’s net investment and cash flows and (y) the Interim Balance Sheet and related unaudited statements of operations, changes in parent’s net investment and cash flows are subject to normal audit adjustments which are not material in the aggregate), and (B) Historical Financial Statements and Interim Balance Sheet fairly present, in all material respects, the financial condition of the Financial Statement Businesses on a combined consolidated basis as of the respective dates thereof, and the results of the operations of the Financial Statement Businesses on a combined consolidated basis for the periods covered by such Financial Statements. The Company has made available to Parent copies of unaudited trial balances showing balance sheet and income statement information for each of the individual legal entities that comprise the Historical Financial Statements and the Interim Balance Sheet as of the dates thereof and for the periods covered thereby (the “Trial Balance and Income Information”). The Trial Balance and Income Information is derived from the same books and records of each legal entity whose financial information is included therein and from which the Financial Statements were derived.

(b) Except for Liabilities (i) set forth in the Financial Statements or on Company Disclosure Schedule 4.5(b), (ii) incurred in the ordinary course of business since the date of the Interim Balance Sheet and (iii) as would not, individually or in the aggregate, reasonably be expected to be material to the Company Group, no member of the Company Group has any Liabilities of the type that would be required by GAAP to be recorded or reflected in a consolidated balance sheet of the Downstream Business. No member of the Company Group has any material Liabilities unrelated to the Downstream Business, except to the extent such Liabilities are Retained Liabilities that have been or will be transferred to Sinclair HoldCo or its Affiliates pursuant to the Reorganization Agreement.

Section 4.6 Capitalization of the Company.

The Company LLC Interests are duly authorized, validly issued and owned of record by Sinclair HoldCo, and except as set forth on Company Disclosure Schedule 4.6, there are no outstanding or authorized options, warrants, convertible or exchangeable securities, subscriptions, rights (including any preemptive rights), calls, phantom equity, profit sharing agreements or commitments or other agreements of any character whatsoever relating to any equity or voting interest in the Company or requiring the issuance, delivery or sale of any equity or voting interest of the Company. The Company has no authorized or outstanding bonds, debentures, notes or other indebtedness that afford the holders thereof the right to vote (or any instrument convertible into, exchangeable for, or evidencing the right to subscribe for or acquire securities having the right to vote) on any matter relating to the Company. Except as set forth on Company Disclosure Schedule 4.6, there are no Contracts to which Sinclair HoldCo or any member of the Company Group is a party or by which it is bound to (i) repurchase, redeem or otherwise acquire any equity or voting interest in the Company or (ii) vote or dispose of any equity or voting interest in the Company. Except as set forth on Company Disclosure Schedule 4.6, there are no irrevocable proxies and no voting agreements with respect to any equity or voting interest in any member of the Company Group. Except as set forth on Company Disclosure Schedule 4.6, no Person has any right of first offer, right of first refusal or preemptive right in connection with any future offer, sale or issuance of any equity or voting interest in the Company.

Section 4.7 Subsidiaries; Equity Ownership; Joint Ventures.

(a) Company Disclosure Schedule 4.7(a) sets forth each Subsidiary of the Company, excluding any Joint Ventures (each a “Company Subsidiary”), listing for each Company Subsidiary the name, entity type, jurisdiction of incorporation or organization, and the authorized, issued and outstanding equity security of such Company Subsidiary. All of the outstanding equity securities of each Company Subsidiary are duly authorized, validly issued, fully paid and non-assessable (to the extent such concepts are applicable) and are directly owned of record by the Company or a Company Subsidiary, free and clear of any Encumbrances other than (i) the Permitted Encumbrances, (ii) Encumbrances created by acts of the Parent Parties or any of their respective Affiliates, (iii) transfer restrictions imposed by federal and state securities Laws, and (iv) any transfer restrictions contained in the organizational documents of the Company Group. There are no other equity securities of any Company Subsidiary authorized, issued, reserved for issuance or outstanding and no outstanding or authorized options, warrants, convertible or exchangeable securities, subscriptions, rights (including any preemptive rights), calls, phantom equity, profit sharing agreements or commitments or other agreements of any character whatsoever relating to the equity securities of any Company Subsidiary or requiring the issuance, delivery or sale of any equity security of any Company Subsidiary. No Company Subsidiary has any authorized or outstanding bonds, debentures, notes or other indebtedness that afford the holders thereof the right to vote (or any instrument convertible into, exchangeable for, or evidencing the right to subscribe for or acquire securities having the right to vote) on any matter relating to such Company Subsidiary. Except as set forth on Company Disclosure Schedule 4.7(a), there are no Contracts to which Sinclair HoldCo or any member of the Company Group is a party or by which Sinclair HoldCo or any member of the Company Group is bound to (x) repurchase, redeem or otherwise acquire any equity or voting interest in any Company Subsidiary or (y) vote or dispose of any equity or voting interest in any Company Subsidiary. No Person has any right of first offer, right of first refusal or preemptive right in connection with any future offer, sale or issuance of any equity or voting interest in any Company Subsidiary.

(b) Except as set forth on Company Disclosure Schedule 4.7(b), no member of the Company Group owns, directly or indirectly, any equity ownership or voting interest in, any Person (other than a Company Subsidiary or Joint Venture).

(c) To the Knowledge of the Company, each of the Joint Ventures is duly organized, validly existing and in good standing (to the extent such concepts are applicable) under the Laws of its jurisdiction of organization, and has the requisite power and authority to own, lease and operate its properties and carry on its businesses as conducted on the date hereof in all material respects.

(d) To the Knowledge of the Company, as of the date hereof, each of the Joint Ventures is duly qualified, licensed or registered, as applicable, to do or transact business under the Laws of all jurisdictions in which such qualification, license or registration, as applicable, is required, except for those jurisdictions where the failure to be so qualified, licensed or registered, as applicable, would not have or not reasonably be expected to have a Material Adverse Effect.

(e) Company Disclosure Schedule 4.7(e) sets forth each Joint Venture, listing for each the name, entity type, jurisdiction of organization or incorporation, in each case, as of the date hereof, and the authorized, issued and outstanding equity interest of such Joint Venture owned of record by the Company or a Company Subsidiary (the “Joint Venture Interests”). To the Knowledge of the Company, all of the Joint Venture Interests are duly authorized, validly issued, fully paid and non-assessable (to the extent such concepts are applicable). All of the Joint Venture Interests are free and clear of any Encumbrances other than (i) the Permitted Encumbrances, (ii) Encumbrances created by acts of the Parent Parties or any of their respective Affiliates, (iii) any transfer restrictions imposed by federal and state securities Laws and (iv) any transfer restrictions contained in the organizational documents of such Joint Venture. Except as set forth in Company Disclosure Schedule 4.7(e) or in the organizational documents of the Joint Ventures, to the Knowledge of the Company, as of the date hereof, there is no equity interest of any Joint Venture authorized, issued, reserved for issuance or outstanding and no outstanding or authorized options, warrants, convertible or exchangeable securities, subscriptions, rights (including any preemptive rights and rights of first refusal), calls, phantom equity, profit sharing agreements or commitments or other agreements of any character whatsoever relating to any Joint Venture Interests or requiring any Joint Venture to issue, deliver or sell any equity interests of any Joint Venture. Except as set forth in Company Disclosure Schedule 4.7(e) or in the organizational documents of the Joint

Ventures in effect as of the date hereof, there are no Contracts to which Sinclair HoldCo or the Company (or any Company Subsidiary) is a party or by which Sinclair HoldCo or the Company (or any Company Subsidiary) is bound to (x) repurchase, redeem or otherwise acquire any equity or voting interest in, any Joint Venture (including any Joint Venture Interests) or (y) vote or dispose of any equity or voting interests in, any Joint Venture (including any Joint Venture Interests). Except as set forth in Company Disclosure Schedule 4.7(e) or in the organizational documents of the Joint Ventures in effect as of the date hereof, to the Knowledge of the Company, as of the date hereof, there are no Contracts to which any Joint Venture is a party or by which any Joint Venture is bound to (x) repurchase, redeem or otherwise acquire any equity or voting interest in, any Joint Venture (including any Joint Venture Interests) or (y) vote or dispose of any equity or voting interest in, any Joint Venture (including any Joint Venture Interests).

(f) The execution, delivery and performance of this Agreement by Sinclair HoldCo and the Company and the consummation of the Contemplated Transactions, do not and will not result in the material breach or material violation of, constitute a material default under, or give rise to any right of termination, cancellation, modification or acceleration (whether after the giving of notice or the lapse of time or both) of any material right or material obligation of any Joint Ventures (or any member, shareholder or partner of any Joint Venture), and no notice to or consent from any of the Joint Ventures (or any member, shareholder or partner of any Joint Venture) is required in connection with the Contemplated Transactions.

Section 4.8 Absence of Changes.

Except as listed on Company Disclosure Schedule 4.8 or as explicitly set forth in this Agreement, (a) since the date of the Interim Balance Sheet through the date of this Agreement, (i) the Company Group has been operated in the ordinary course of business in all material respects, (ii) there has been no action or inaction by any member of the Company Group which, if such action had been taken (or failed to be taken) between the date hereof and the Closing Date, would have required the written consent of Parent under Section 6.6, and (iii) there has been no Casualty Event, loss, damage or destruction or condemnation of any property that is material to the Company Group and that is not fully covered by insurance (excluding customary deductibles and retentions), and (b) since the date of the Interim Balance Sheet, there has not been any event, occurrence, fact, condition or change that has had or would reasonably be expected to have a Material Adverse Effect.

Section 4.9 Real Property.

(a) Company Disclosure Schedule 4.9(a) contains a list as of the date hereof of all parcels or tracts of real property owned in fee by any member of the Company Group, including the applicable member of the Company Group that owns such parcel or tract and the tax parcel numbers and addresses thereof (the “Sinclair Owned Real Property”). The Company Group has good and marketable fee simple title to all Sinclair Owned Real Property, free and clear of all Encumbrances, except Permitted Encumbrances.

(b) Company Disclosure Schedule 4.9(b) contains a list as of the date hereof of all real property leased by any member of the Company Group as lessee or sublessee (the “Sinclair Leased Real Property”) pursuant to a lease or sublease agreement (each, a “Sinclair Lease,” and collectively, the “Sinclair Leases”). Copies of the Sinclair Leases and the Sinclair Third Party Leases and all amendments, modifications, supplements, extensions and memoranda thereof, and all estoppel certificates and subordination, non-disturbance and attornment agreements related thereto, have been made available by Sinclair HoldCo or the Company to Parent. The Company Group has a good and valid leasehold interest in all material Sinclair Leased Real Property, free and clear of all Encumbrances, except Permitted Encumbrances.

(c) No member of the Company Group is in breach beyond applicable notice and cure periods in any material respect under any Sinclair Lease or Sinclair Easement to which any such entity is a party that is material to the operation of the business of the Company Group. All of the Sinclair Leases and Sinclair Easements that are material to the operation of the business of the Company Group are, to the Knowledge of the Company and subject to the Equitable Exceptions, valid and in full force and effect, and are the legal and binding obligation of the member of the Company Group party thereto, enforceable against such member of the Company Group and, to the Knowledge of the Company, the counterparty thereto in accordance with its terms. Except as listed on Company Disclosure Schedule 4.9(c), as of the date hereof, there is no pending, or to the Knowledge of the Company, threatened, appropriation, condemnation, expropriation, eminent domain or similar proceeding materially affecting the use of any Sinclair Owned Real Property, Sinclair Leased Real Property or Sinclair Easement.

(d) The assets and rights of the Company Group include all of the material easements, rights-of-way, servitudes and similar rights and agreements used by the Company Group in the Downstream Business in the twelve (12) months prior to the date of this Agreement (each, a “Sinclair Easement,” and collectively, the “Sinclair Easements”) and no member of the Company Group has received any written notice or claim that it does not possess any Sinclair Easement, the failure of which to possess would reasonably be expected to materially restrain or hinder the operations of the business of the Company Group as it has been conducted in the twelve (12) months prior to the date of this Agreement. With respect to each Sinclair Easement, the Company Group has a good and valid easement interest therein, free and clear of all Encumbrances, except Permitted Encumbrances.

(e) Except for the Contracts listed on Company Disclosure Schedule 4.9(e) (the “Sinclair Third Party Leases”), members of the Company Group have exclusive possession of the Sinclair Real Property and have not leased, licensed or granted occupancy rights to any third party in or to any portion of the Sinclair Real Property.

(f) The Sinclair Real Property and the Sinclair Easements constitute all of the real property and interests in real property used by the Company Group in connection with the operation of the Downstream Business in substantially the same manner as operated in the twelve (12) months prior to the date of this Agreement. Except as set forth on Company Disclosure Schedule 4.9(f), there are no unexercised options, rights of first offer or rights of first refusal to purchase any portion of or interest in the Sinclair Owned Real Property. To the Knowledge of the Company, (i) the Sinclair Owned Real Property is in material compliance with all zoning and land use Laws, (ii) all Sinclair Real Property that is material to the operation of the Downstream Business has direct access (or indirect access pursuant to a valid easement) to a dedicated public street which provides vehicular and pedestrian access, ingress and egress, and (iii) no member of the Company Group is in breach or default in any material respect beyond applicable notice and cure periods, under any Sinclair Third Party Lease or Permitted Encumbrance. The Company Group does not hold any real property or interest in real property that, in the twelve (12) months prior to the date of this Agreement, has not been used by the Company Group in connection with the Downstream Business or Midstream Business and is not reasonably expected to return to operational service.

Section 4.10 Material Contracts.

(a) Company Disclosure Schedule 4.10 sets forth, as of the date hereof, the following Contracts (other than Sinclair Leases) to which any member of the Company Group is a party (such listed Contracts, collectively, the “Sinclair Material Contracts”):

(i) any Contract for the purchase, sale or processing of crude oil, feed stock, raw materials, blendstocks and refined and intermediate petroleum products by or to any member of the Company Group involving payments of more than $25,000,000 during the current or any future calendar year that is not subject to cancellation by each member of the Company Group party to such Contract on notice of 60 days or less without any liability to such member of the Company Group, excluding purchase orders under spot market contracts;

(ii) any Contract involving the terminalling, transportation or storage of refined products involving payments by or to any member of the Company Group of more than $25,000,000 during the current or any future calendar year that is not subject to cancellation by each member of the Company Group party to such Contract on notice of 60 days or less without any liability to such member of the Company Group;

(iii) any Contract in the nature of a futures, swap, collar, put, call, floor, cap, option or similar Contract that is intended to benefit from or reduce or eliminate the risk of fluctuations in the price of any derivatives or commodities and that is not subject to cancellation by each member of the Company Group party to such Contract on notice of 60 days or less without any liability to such member of the Company Group;

(iv) any Contract (A) that is not subject to cancellation by each member of the Company Group party to such Contract on notice of 60 days or less without any liability to such member of the Company Group, (B) pursuant to which the Company or any member of the Company Group has made payments, in the aggregate, of more than $25,000,000 during the 12 calendar months ended on the date hereof or (C) that, together with any related purchase order(s) or similar document(s), provides for remaining financial commitments or expenditures (or anticipated payments or expenditures) of the Company Group in excess of $25,000,000;

(v) any Contract for the sale or lease of equipment or other tangible personal property or the furnishing of services by the Company Group that is not subject to cancellation by each member of the Company Group party to such Contract on notice of 60 days or less without any liability to such member of the Company Group pursuant to which any member of the Company Group has received payments, or reasonably expects to receive payments, in the aggregate, of more than $25,000,000 during the current or any future calendar year;

(vi) any Contract involving capital expenditures with remaining commitments or expenditures (or anticipated payments or expenditures) in excess of $10,000,000;

(vii) any Contract that evidences third party Indebtedness;

(viii) any joint venture, partnership or similar arrangement (however named) involving the sharing of profits, losses, costs or liabilities;

(ix) any Contract for the sale, transfer or acquisition of any material assets of the Company Group, equity or voting interest in any member of the Company Group or businesses of the Company Group (other than those providing for sales, transfers or acquisitions of assets in the ordinary course of business) or for the grant to any Person of any preferential rights to purchase any of the assets of the Company Group, equity or voting interest in any member of the Company Group, or businesses of the Company Group, in each case under which there are material outstanding Liabilities of the Company Group;

(x) any Contract granting to the Company Group any material Licensed Business Intellectual Property Rights (A) on an exclusive basis or (B) involving aggregate consideration in excess of $200,000 (other than Contracts for Off-The-Shelf Software);

(xi) any Contract granting to a third Person the right to use any material Owned Business Intellectual Property Rights (A) on an exclusive basis or (B) involving aggregate consideration in excess of $200,000 (other than non-exclusive licenses granted in the ordinary course of business);

(xii) any Contract that materially limits or restricts any member of the Company Group from engaging in any business or competing with any Person anywhere in the world;

(xiii) any collective bargaining agreement for the benefit of Company Employees;

(xiv) any consulting agreement, independent contractor agreement or employment agreement that provides for annual base compensation or consulting fees exceeding $200,000 per year or which are not terminable by the applicable member of the Company Group without penalty or other payment to any such employee, independent contractor, temporary employee or consultant;

(xv) agreements with any professional employer organization and any agreement with an employee leasing agency for the engagement of temporary or leased employees by the Company Group;

(xvi) any Contract that provides for any change of control, severance or termination pay or other compensation or benefits related to termination of employment or services to the Company Group;

(xvii) any Contract under which any member of the Company Group has advanced or loaned any amount to any employee, director or officer of any member of the Company Group; and

(xviii) any Contract that grants any exclusive distribution, sale, purchase, or representation to any third party.

(b) (i) Each Sinclair Material Contract is valid and binding on each member of the Company Group that is a party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, (ii) no member of the Company Group is in breach of, or default under, any Sinclair Material Contract in any material respect, (iii) no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute a breach or default in any material respect (or has constituted such breach or default in any material respect) under such Sinclair Material Contract on the part of the applicable member of the Company Group, nor, to the Knowledge of the Company, on the part of the other party thereto.

Section 4.11 Intellectual Property Rights; Privacy.

(a) Company Disclosure Schedule 4.11(a) sets forth a list of the following Owned Business Intellectual Property Rights: (i) all Registered Business Intellectual Property Rights (including, the jurisdiction and issuance, registration or application number and date, as applicable); (ii) material unregistered Trademarks; and (iii) material proprietary Software. All Registered Business Intellectual Property Rights are valid, subsisting, and to the Knowledge of the Company, enforceable.

(b) The Company Group owns or has rights to use all material Business Intellectual Property Rights, in each case, free and clear of all Encumbrances, other than Permitted Encumbrances. To the Knowledge of the Company, no other Intellectual Property Rights other than the Business Intellectual Property Rights are necessary to conduct the business of the Company Group in substantially the same manner as conducted as of the date hereof. The consummation of the transactions will not result in the loss or impairment of the Company Group’s right to own, use or hold for use any Business Intellectual Property Rights as owned, used or held for use in the conduct of the business as conducted in the twelve (12) months prior to the date of this Agreement.

(c) To the Knowledge of the Company, neither the Company Group’s business as conducted as of the date hereof nor the Company Group’s business as conducted during the thirty-six (36) months immediately prior to the date hereof infringes on, misappropriates, or otherwise violates any Intellectual Property Rights of any third Person. As of the date hereof, there is no Action pending or, to the Knowledge of the Company, threatened against any of the Company Group with respect to the alleged infringement or misappropriation by the Company Group of any Intellectual Property Rights of any third Person, and no such Action has been brought, or to the Knowledge of the Company, threatened, against any members of the Company Group during the thirty-six (36) months immediately prior to the date hereof. As of the date hereof, no Person has asserted to the Company Group any written objection or claim with respect to the ownership, validity or enforceability of, or the right of the Company Group to exercise, sell or license, any Owned Business Intellectual Property Rights.

(d) To the Knowledge of the Company, as of the date hereof, no Person has infringed, misappropriated, or otherwise violated, or is infringing on, misappropriating, or otherwise violating the Owned Business Intellectual Property Rights. During the thirty-six (36) months immediately prior to the date hereof, the Company Group has not made any written claims against any Person alleging such infringement, misappropriation, or violation of Owned Business Intellectual Property Rights.

(e) To the Knowledge of the Company, no Open Source is or has been used in any material Company Software in a manner which will result in an obligation for the Company Group to disclose, contribute, distribute, license or otherwise make available to any Person (including the open source community) any material Company Software or material Owned Business Intellectual Property Rights.

(f) The Company Group uses reasonable tools and processes to protect the Company Systems owned or controlled by the Company Group from defects, bugs, viruses and other such corruptants that would materially and adversely hinder the operation or use of such Company Systems (or the Company Software, if any, stored or hosted thereon).

(g) The Company Group owns or have rights to use all Company Systems that the Company Group uses in connection with its business as conducted as of the date of the Agreement and as has been conducted during the twelve (12) months prior to the date of this Agreement in the ordinary course of business on the date hereof. To the Knowledge of the Company, the Company Systems do not contain trojan horses, spyware, adware, malware or other malicious code. The Company Group has taken reasonable measures to protect the integrity of the Company Systems owned or controlled by the Company Group, including reasonable measures related to back-ups, disaster recovery and business continuity. Such back-ups, disaster recovery and business continuity arrangements are reasonably designed to reduce the risk of any material errors, interruption, breakdown, failure of the Company Systems. To the Knowledge of the Company, in the thirty-six (36) months immediately prior to the date hereof, there has not been any material (x) failure, outage, or substandard performance with respect to the Company Systems that has materially and adversely affected the Company Group’s ability to conduct its business or (y) security breach of, or other unauthorized access to, any Company System that hosts confidential information in the possession or control of the Company Group (including any material breach of Personal Information stored or processed thereon).

(h) To the Knowledge of the Company, the Company Group has been and as of the Closing Date is in material compliance with all applicable Laws, the Company Group’s website privacy policies, and contractual obligations, in each case with respect to the collection, use, storage, sharing or transfer of Personal Information (including credit card information) by the Company Group preceding the Closing Date. The Company Group has reasonable safeguards in place, designed to protect Personal Information in its possession or under its control against loss, theft, misuse or unauthorized disclosure, and to the Knowledge of the Company, there have been no material breaches of Personal Information in the possession or control of the Company Group, including Personal Information obtained by a third party for the Company Group’s benefit, preceding the Closing Date and the Company Group has not received any written notice of any claims of, or, to the Knowledge of the Company, been charged with, the violation of any Laws concerning the collection, use, storage, sharing or transfer of Personal Information.

Section 4.12 Assets of the Company Group.

(a) Except for Permitted Encumbrances, property or Sinclair Leases disposed of or terminated in the ordinary course of business since the date of the Interim Balance Sheet, Business Intellectual Property Rights, which are the subject of Section 4.11, property that will be used by Sinclair HoldCo to provide the transition services contemplated by the Transition Services Agreement and property subject to the Office Lease, and except as set forth on Company Disclosure Schedule 4.12(a), the Company Group has good and valid title to, or, in the case of leased tangible personal property or Sinclair Leases, valid leasehold interests in, all real property and tangible personal property reasonably required for the conduct of the Downstream Business in substantially the same manner as conducted as of the date hereof or recorded or reflected in the Financial Statements as owned or leased by the Company Group, except, in each case, as would not materially restrain or hinder the operations of the business of the Company Group.

(b) Except as set forth on Company Disclosure Schedule 4.12(b) and except for property that will be used by Sinclair HoldCo to provide the transition services contemplated by the Transition Services Agreement and property subject to the Office Lease, the assets, rights and properties owned or leased by the Company Group collectively constitute all of the assets, rights and properties, tangible or intangible, real or personal, that are necessary for the operation of the Downstream Business in substantially the same manner as operated as of the date hereof and as has been operated during the twelve (12) months prior to the date of this Agreement.

Section 4.13 Compliance with Laws.

Except as specified on Company Disclosure Schedule 4.13, the Downstream Business is, and during the thirty-six (36) months prior to the date of this Agreement has been, operated in compliance in all material respects with all Laws applicable to the Company Group and the conduct of the Downstream Business. Except as specified on Company Disclosure Schedule 4.13, during the three (3) years prior to the date of this Agreement, no member of the Company Group has received written notice of or, to the Knowledge of the Company, has been under investigation with respect to, any claimed material noncompliance with such Laws or binding Order of any Governmental Authority on the part of any member of the Company Group.

Section 4.14 Environmental Matters. Except as specified on Company Disclosure Schedule 4.14:

(a) To the Knowledge of the Company, there has been no Release of Hazardous Material and no Person has been exposed to any Hazardous Materials at, on, in, under, to or from any Sinclair Owned Real Property or Sinclair Leased Real Property or any other real property currently owned, leased or operated in connection with the operation of the Downstream Business by the Company Group for which reporting, assessment, investigation, monitoring, response, remedial or corrective action is presently required under applicable Environmental Law or Environmental Permit, in each case, that could reasonably be expected to result in material Liability to the Company Group.

(b) The Company Group and the operation of the Downstream Business is and, during the time periods specified pursuant to all applicable statutes of limitations, has been in compliance with applicable Environmental Laws (including holding all required Environmental Permits) and required Environmental Permits in all material respects.

(c) The Company Group has not received any Environmental Notice the substance of which remains pending or unresolved that could reasonably be expected to result in material Liability to the Company Group.

(d) No Proceeding is pending against, or, to the Knowledge of the Company, is threatened in writing against, the Company Group pursuant to or relating to applicable Environmental Laws or Environmental Permits that could reasonably be expected to result in material Liability to the Company Group.

(e) To the Knowledge of the Company, the Company Group (or any predecessor thereof) has not transported or arranged for the treatment, storage, handling, disposal, recycling or transportation of any Hazardous Material to any off-site location which has or could reasonably be expected to result in material Liability of the Company Group under Environmental Laws.

(f) The Company Group is not subject to any currently effective Order issued by any Governmental Authority under any Environmental Laws that could reasonably be expected to result in material Liability to the Company Group.

(g) The Company Group has not assumed any material responsibility for or agreed to indemnify or hold harmless any Person for any material liability or obligation, arising under or relating to Environmental Laws that could reasonably be expected to result in material Liability to the Company Group.

Section 4.15 Certain Proceedings.

(a) Except as listed on Company Disclosure Schedule 4.15(a), as of the date hereof, no Proceeding is pending or, to the Knowledge of the Company, threatened against any member of the Company Group or any portion of their respective properties or assets (including any of the Sinclair Real Property) that (i) would (if determined in a manner adverse to the Company Group, as applicable) reasonably be likely to result in a material Liability of the Company Group or materially restrain or hinder the operations of the business of the Company Group, or (ii) would reasonably be likely to restrain, prohibit, invalidate, set aside, rescind, prevent or make unlawful this Agreement, or the carrying out of this Agreement and the Contemplated Transactions.

(b) No member of the Company Group is subject to any outstanding Order relating to the conduct of the business of the Company Group that would reasonably be likely to result in a material Liability of the Company Group or materially restrain or hinder the operations of the business of the Company Group.

Section 4.16 Permits.

Company Disclosure Schedule 4.16 sets forth all material Permits held or being applied for by any member of the Company Group as of the date hereof, and all such Permits constitute all material Permits that are necessary for the operation of the Downstream Business in substantially the same manner as such business has been operated during the twelve (12) month period prior to the date of this Agreement. Except as set forth on Company Disclosure Schedule 4.16, (a) as of the date hereof, all such Permits are in full force and effect and no material Proceeding is pending, or to the Knowledge of the Company, threatened to revoke or limit any such material Permit or application, (b) the Company Group is, and has been during the thirty-six (36) months prior to the date of this Agreement, in material compliance with all material Permits, and (c) during the thirty-six (36) months prior to the date of this Agreement, no member of the Company Group has received any written notice stating that the Company Group is in violation of any material Permit.

Section 4.17 Taxes.

(a) All Income Tax Returns and all other material Tax Returns required to be filed by the Company or any Company Subsidiary have been timely filed (taking into account any valid extension of time within which to file), and all such Tax Returns are true, complete and correct in all material respects.

(b) Each of the Company and the Company Subsidiaries has fully and timely paid all material Taxes required to be paid by it prior to the Closing (whether or not reflected on any Tax Return). None of the Company nor any Company Subsidiaries will have any liability for unpaid Income Taxes or other material unpaid Taxes for any Pre-Closing Tax Period, other than those liabilities for Taxes reflected in the Financial Statements, as adjusted for operations and transactions in the ordinary course of business of the Company and the Company Subsidiaries for the period from June 30, 2021 to and including the Closing Date consistent with past custom and practice of the Company and the Company Subsidiaries.

(c) Each of the Company and the Company Subsidiaries has fully and timely paid (including, for the avoidance of doubt, by application of offsetting Tax credits) all material Excise Taxes, whether or not shown as due on any Tax Returns, and any and all material Tax credits (including, for the avoidance of doubt, any Blenders Tax Credits) or material Tax refunds claimed by any of the Company and the Company Subsidiaries, whether or not shown on any Tax Returns, were duly and properly claimed.

(d) All material withholding Tax requirements imposed on the Company or the Company Subsidiaries under any applicable Tax Law have been satisfied in all material respects, and the Company and the Company Subsidiaries have complied in all material respects with all information reporting requirements.

(e) There is no outstanding deficiency for Income Taxes or other material Taxes that has been proposed, assessed or asserted in writing against the Company or any Company Subsidiary other than those properly reflected in the Financial Statements.

(f) There are no audits, discussions, claims, assessments, deficiencies or administrative or judicial Proceedings or investigations pending or, to the Knowledge of the Company, threatened with respect to any income or other material Taxes due from or with respect to the Company or any Company Subsidiary.

(g) Neither the Company nor any Company Subsidiary has a taxable presence in a jurisdiction where it does not file a Tax Return. No written claim has been made in the last three (3) years by a Governmental Authority in a jurisdiction where Tax Returns are not filed by the Company or the Company Subsidiaries that the Company or any of the Company Subsidiaries is or may be subject to taxation by that jurisdiction.

(h) There are no Encumbrances for Income Taxes or other material Taxes on any assets of the Company Group other than Permitted Encumbrances.

(i) Neither the Company nor any Company Subsidiary has participated in a “listed transaction” as set forth in Treasury Regulations Section 1.6011-4(b)(2) or any transaction under any similar provision of state, local or foreign Law.

(j) Neither the Company nor any Company Subsidiary has been either a “distributing corporation” or a “controlled corporation” (or any successor thereto) (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying or intended to qualify for tax-free treatment, in whole or in part, under Section 355 of the Code (or any corresponding or similar provision of state or local Law) (i) in the twenty-four (24) months prior to the date of this Agreement or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Parent Merger and the Sinclair Contribution.

(k) Neither the Company nor any Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) installment sale or open transaction disposition made prior to Closing, (ii) prepaid amount received prior to Closing outside of the ordinary course of business, (iii) “closing agreement,” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) entered into prior to Closing or (iv) adjustment under Section 481(a) of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) by reason of a change in method of accounting prior to Closing.

(l) Neither the Company nor any Company Subsidiary has deferred any obligation to pay Taxes pursuant to Section 2302 of the CARES Act (or any corresponding or similar provision of any COVID-19 aid).

(m) Neither the Company nor any Company Subsidiary has, or has ever had, a permanent establishment or other taxable presence in any country other than the United States (other than in such entity’s jurisdiction of formation), as determined pursuant to applicable U.S. or foreign Law and any applicable Tax treaty or convention.

(n) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Income Taxes or other material Taxes due from the Company or any Company Subsidiary for any taxable period, and no request for any such waiver or extension is currently pending.

(o) Neither the Company nor any Company Subsidiary (i) has been a member of an affiliated, consolidated, combined, unitary or similar group (other than a group the common parent of which is or was Sinclair HoldCo, the Company or a Company Subsidiary) for federal, state, local or foreign Tax purposes, or (ii) is a party to any Tax sharing, Tax allocation or similar agreement (other than any Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business and not primarily relating to Taxes (e.g., customary leases, credit agreements or other customary commercial agreements)).

(p) Neither the Company nor any Company Subsidiary has any material Liability for Income Taxes or other material Taxes of any other Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, or by Contract, other than, in each case, pursuant to any customary Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business and not primarily relating to Tax (e.g., customary leases, credit agreements or other customary commercial agreements).

(q) Sinclair HoldCo is, and has been at all times since July 1, 1987, properly classified as an “S corporation” for U.S. federal income Tax purposes pursuant to Code Sections 1361 and 1362 and the Treasury Regulations thereunder. As of the date hereof, each of the Company and the Company Subsidiaries (other than Prairie Field Services LLC) has been properly classified as either (i) an entity disregarded as separate from Sinclair HoldCo for U.S. federal income tax purposes as provided in Treasury Regulations Section 301.7701-3 since its date of formation or (ii) a “qualified subchapter S subsidiary” for U.S. federal income tax purposes pursuant to Code Section 1361(b)(3)(B) since the later of its date of formation and July 1, 1987. As of the Closing, the Company and each Company Subsidiary (other than Prairie Field Services LLC) will be properly classified as an entity disregarded as separate from Sinclair HoldCo for U.S. federal income tax purposes pursuant to Treasury Regulations Section 301.7701-3. As of the Closing, Prairie Field Services LLC will be properly classified as a partnership for U.S. federal income tax purposes.

(r) Each of the Company and any Company Subsidiary has timely and properly registered, reported, and collected all material Excise Taxes, sales, use, value-added, gross receipts, and similar Taxes required to be collected, and has remitted, or will remit on a timely basis, such amounts to the appropriate Governmental Authority. Each of the Company and any Company Subsidiary has timely and properly collected and maintained all material resale certificates, material exemption certificates and other material documentation required to qualify for any exemption from the collection of sales Taxes.

(s) Neither Sinclair HoldCo, the Company nor any Company Subsidiary is aware of the existence of any fact or circumstance, after reasonable diligence, or has taken or agreed to take any action, that could reasonably be expected to prevent or impede (i) the Parent Merger and Sinclair Contribution from being treated as integrated transactions constituting a single exchange qualifying as a transaction described in Section 351 of the Code or (ii) the Parent Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(t) None of the Company, any Company Subsidiary or Sinclair HoldCo has requested or received a ruling or determination from, or entered into any agreement with, any Governmental Authority that would reasonably be expected to materially impact the amount of Tax due from New Parent or its Affiliates (including following the Closing, for the avoidance of doubt, the Company or any Company Subsidiary).

(u) None of the assets of the Company or any Company Subsidiary is an interest in an entity or arrangement classified as a partnership (other than the interests in Prairie Field Services LLC) or a foreign corporation for U.S. federal, state or local Income Tax purposes.

Section 4.18 Employment Matters.

(a) Company Disclosure Schedule 4.18(a) sets forth a list of all persons who as of the date hereof are employees of any member of the Company Group, including, for the avoidance of doubt, all Sinclair Employees and any other employee of Sinclair HoldCo or its Subsidiaries providing services to any member of the Company Group through an intercompany arrangement (including such persons employed or co-employed by Sinclair Services Company) and any employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, and sets forth for each such individual, as of such date the following information: name; job title; date of hire or retention date; hourly rate, annual salary or contract fee; full-time/part-time status, exempt or non-exempt status of the employees under the Fair Labor Standards Act or eligibility for overtime under any applicable wage and hour law; work location (city, state); and whether such individual is working with the Company Employment Group pursuant to any work permit, work visa, or similar authorization (all such individuals, the “Company Employees”). The Company has provided a list of each temporary employee, consultant and independent contractor providing services for the Company Group as of the date hereof that receives annual compensation in excess of $200,000, except where the temporary employees, consultants or independent contractors are retained through service provider organizations, in which case the Company has provided a list identifying the service provider organization, the number of temporary employees, consultants or independent contractors retained through the service provider organization, their location, and a description of services performed. Other than as set forth on Company Disclosure Schedule 4.18(a), all Company Employees are employed on an at-will basis.

(b) With respect to the Company Employees: (i) to the Knowledge of the Company, the Company Employment Group is in compliance with all applicable Laws respecting labor and employment and employment practices, terms and conditions of employment and wages and hours, immigration, occupational safety and health, workers’ compensation; (ii) the Company Employment Group is in compliance with all applicable Laws respecting the characterization and treatment of individuals as employees, independent contractors or consultants; (iii) all Company Employees classified as exempt under the Fair Labor Standards Act and/or ineligible for overtime under federal, state, and local wage and hour Laws (including employment and labor standards Laws) are properly classified; and (iv) the Company Employment Group is in compliance with and have complied in all material respects with all immigration Laws, including Form I-9 requirements and any applicable mandatory E-Verify obligations. The Company Employment Group is in compliance with all applicable Laws relating to any outsourced or temporary labor contracts between any member of the Company Employment Group and other third parties or individuals and no such contract deems any member of the Company Employment Group as the employer of such individuals for purposes of applicable Laws. The Company Employment Group is and has been in compliance with the terms of all employment agreements or other employment-related contracts in all material respects.

(c) As of the date hereof, there are no Actions against any member of the Company Employment Group pending, or to the Knowledge of the Company, threatened to be brought or filed, by or with any Governmental Authority or arbitral tribunal in connection with the employment or termination of employment of any current or former employee, applicant, consultant, volunteer, intern, or independent contractor of the Company Employment Group, including, without limitation, any charge, investigation or claim relating to unfair labor practices, grievances under any applicable collective bargaining agreement, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, human rights, pay equity, accessibility, language, immigration, wages, hours, overtime compensation, employment or labor standards, employee classification, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence, paid sick leave, unemployment insurance or any other employment-related matter arising under applicable Laws.

(d) There have been no “mass layoffs” or “plant closings” (as defined by the Worker Adjustment and Retraining Notification Act of 1988, as amended (“WARN Act”) and any similar state or local laws) in connection with the Company Employment Group at any time during the period six (6) months prior to the date hereof, except in compliance with the WARN Act and any other similar state, local or other law, and the Company Employment Group has provided any required notice to employees and other entities thereunder. In the past ninety (90) days, no employee of any member of the Company Employment Group has suffered an “employment loss” as such term is defined in the WARN Act. The consummation of the transactions contemplated hereby will not create liability for any act by any member of the Company Employment Group on or prior to the Closing under the WARN Act or any other Law respecting reductions in force or the impact on employees on plant closings or sales of businesses.

(e) As of the date hereof, there are no outstanding levies, assessments and penalties made against any member of the Company Employment Group pursuant to any applicable worker’s compensation statutes.

(f) Except as set forth on Company Disclosure Schedule 4.18(f), as of the date hereof, no officer or Senior Management Employee of the Company Employment Group has given notice that such employee intends to terminate his or her employment.

(g) With respect to the Company Employees, no member of the Company Employment Group is a party to or bound by any collective bargaining agreement applicable to any Company Employees, nor, to the Knowledge of the Company, is any such Contract being negotiated by or on behalf of any member of the Company Employment Group as of the date hereof. During the thirty-six (36) months prior to the date of this Agreement, there have not been, and there are not pending or, to the Knowledge of the Company, threatened, any strike, picketing, boycott, work stoppage, slowdown, charge or complaint of unfair labor practice or employment discrimination or, to the Knowledge of the Company, union or other labor organizational activity.

Section 4.19 Employee Benefits.

(a) Company Disclosure Schedule 4.19(a) lists, as of the date hereof, each material Sinclair Benefit Plan. There are no Company Benefit Plans, and no member of the Company Group has any Liability with respect to any Benefit Plan (including with respect to any unfunded Liability).

(b) With respect to each such Sinclair Benefit Plan, the Company Group has made available to Parent, to the extent applicable, (i) a copy of such Sinclair Benefit Plan (or a description, if such plan is not written) and all amendments thereto, and, to the extent applicable and (ii) the current prospectus or summary plan description, including all amendments or summaries of material modification thereto. The Company Group has made available to Parent copies of all employee handbooks and policies applicable to Sinclair Employees.

(c) Neither Sinclair HoldCo nor any member of the Company Group, nor any of their respective ERISA Affiliates, sponsors, maintains or contributes to, and no Sinclair Benefit Plan is, (i) a plan subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA, (ii) a “multiemployer plan” within the meaning of Section 3(37) of ERISA, (iii) a “multiple employer plan” within the meaning of Section 413(c) of the Code or Sections 4063, 4064 or 4066 of ERISA, (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA, (v) a “voluntary employees beneficiary association” within the meaning of Section 501(c)(9) of the Code, (vi) a Benefit Plan that provides post-termination or retiree medical or other welfare benefits to any Person for any reason (other than as required under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code, or any similar state Laws, and at the sole expense of such Person).

(d) Each Sinclair Benefit Plan that is intended to meet the requirements of Section 401(a) of the Code has received a favorable and current determination letter from the IRS or with respect to a prototype plan, can rely on an opinion letter from the IRS to the prototype plan sponsor, to the effect that such Sinclair Benefit Plan and the related trust are qualified under Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code, respectively, each such determination remains in effect and has not been revoked, and nothing has occurred that would reasonably be expected to adversely affect the qualified status of such Sinclair Benefit Plan or cause the imposition of any tax or other Liability under ERISA, the Code or any other applicable Law.

(e) Except to the extent set forth in Section 6.9 or on Company Disclosure Schedule 4.19(e), neither the execution and delivery of this Agreement nor the consummation of the Contemplated Transactions (either alone or in combination with any other additional or subsequent event, including a termination of employment) will (i) result in any compensation or benefits (including any bonus, retention, change in control or severance compensation or benefits) of any current or former employee or independent contractor who provides or has provided services directly or indirectly to any member of the Company Group (including as an employee of Sinclair Services Company) or any of their beneficiaries becoming due, vested, funded (through a grantor trust or otherwise), payable, accelerated or increased, or in any forgiveness of indebtedness, (ii) result in any other obligation or Liability pursuant to any Sinclair Benefit Plan or otherwise with respect to any current or former employee or independent contractor who provides or has provided services directly or indirectly to any member of the Company Group (including as an employee of Sinclair Services Company) or (iii) after giving effect to any executed 280G Waivers and any 280G Approval actually attained (as described in Section 6.10 hereof), result in “excess parachute payments” within the meaning of Section 280G(b) of the Code, without giving effect to any payments (other than any Severance Benefits) made by Parent or any of its Affiliates following the Closing to the extent such payments are not disclosed to Sinclair HoldCo. No member of the Company Group has any obligation to gross up, indemnify, or otherwise reimburse any Person for any excise taxes, interest, or penalties incurred under Section 409A or Section 4999 of the Code.

Section 4.20 Insurance.

Company Disclosure Schedule 4.20 sets forth a list of all material insurance policies with coverage periods inclusive of the date hereof with respect to the properties, assets or business of the Company and the Company Subsidiaries (the “Insurance Policies”). For avoidance of doubt, the term “Insurance Policies” shall not include any insurance policies with coverage periods that expired prior to the date hereof. All of the Insurance Policies are valid and in full force and effect, and all premiums due and payable thereon have been paid in full. Except as set forth on Company Disclosure Schedule 4.20, neither the Company nor any Company Subsidiary has received a written notice of cancellation or non-renewal of any Insurance Policy, nor, to the Knowledge of the Company, is the termination of any Insurance Policy threatened. Except as set forth on Company Disclosure Schedule 4.20, there are no material claims pending under any Insurance Policies as to which coverage has been denied or disputed by the insurer or in respect of which the insurer has reserved its rights. Except as set forth on Company Disclosure Schedule 4.20, none of the Insurance Policies is subject to any self-insurance arrangements, and no member of the Company Group has or is party to any self-insurance obligations, other than customary deductibles and retentions shown on the face of the Insurance Policies.

Section 4.21 Powers of Attorney.

Company Disclosure Schedule 4.21 sets forth a list of all powers of attorney executed on behalf of any member of the Company Group.

Section 4.22 Affiliate Transactions.

Except for (a) employment relationships and compensation, benefits, travel advances and employee loans in the ordinary course of business (but not including obligations or payments (including premium payments with respect to insurance policies) required to be made by members of the Company Group pursuant to any Sinclair Benefit Plan which shall be deemed to be Sinclair Affiliate Contracts hereunder), (b) the Transaction Documents, (c) as set forth on Company Disclosure Schedule 4.22 (all of which arrangements have been made available in writing to Parent), (d) insurance policies of the Company Group and (e) Contracts exclusively among the members of the Company Group, no member of the Company Group is a party to any Contract with (i) any current or former executive officer or director of any member of the Company Group or any of their respective family members, (ii) any equity holder of Sinclair HoldCo, the Company or any member of the Company Group or (iii) any Affiliate of the Company (collectively, “Sinclair Affiliate Contracts”).

Section 4.23 Anti-Corruption.

No member of the Company Group, nor any of their respective directors, managers or, officers, nor, to the Knowledge of the Company, any of their respective agents, employees, representatives, consultants or any other Person acting for or on behalf of the foregoing (individually and collectively), has, directly or indirectly, offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, including but not limited to cash, checks, wire transfers, tangible and intangible gifts, favors, services, entertainment and travel expenses or other illicit payments to (a) any governmental official, candidates or members of political parties or organizations or other Persons, in violation of any applicable Law, including the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010, any Laws prohibiting commercial bribery or any other applicable anti-corruption Laws or (b) any Person for the purpose of influencing any act or decision of any government official or inducing any governmental official to act or fail to act in violation of such government official’s duties. The Downstream Business is and has been operated in compliance in all material respects with all applicable export and/or import, sanction, anti-bribery and anti-money laundering Laws, and, during the three (3) years prior to the date of this Agreement, no member of the Company Group has received written notice of or, to the Knowledge of the Company, has been under investigation with respect to, any claimed material noncompliance with such Laws or binding Order of any Governmental Authority on the part of any member of the Company Group.

Section 4.24 Brokers.

Except for Tudor, Pickering, Holt & Co., no broker, finder, investment banker or other agent is entitled to any brokerage, finder’s or other fee or commission in connection with the Contemplated Transactions for which any member of the Company Group would have any Liability.

Section 4.25 Company Reorganization.

Immediately prior to the execution of this Agreement, Sinclair HoldCo has undertaken or will undertake various company restructuring transactions pursuant to the Reorganization Agreement. Sinclair HoldCo has made available to Parent true and correct copies of all agreements, documents, schedules and certificates contemplated by the Reorganization Agreement or related to the Company Reorganization.

Section 4.26 Board Approval; Vote Required.

(a) The board of directors of Sinclair HoldCo has duly and unanimously adopted resolutions (i) determining that the terms of this Agreement and Contemplated Transactions are advisable and in the best interests of its shareholders and Sinclair HoldCo, and (ii) approving and declaring advisable the execution, delivery and performance of this Agreement and the Contemplated Transactions, and (iii) recommending that the shareholders of Sinclair HoldCo adopt this Agreement and approve the Contemplated Transactions, which resolutions have not been subsequently rescinded, modified or withdrawn in any way.

(b) This Agreement has been adopted, and the Contemplated Transactions have been approved, with the requisite vote of the shareholders of Sinclair HoldCo. No other vote or approval of any other Person is necessary for Sinclair HoldCo or the Company to consummate the Contemplated Transactions.

Section 4.27 Company’s Investigation.

Each of Sinclair HoldCo and the Company has conducted its own independent investigation, review and analysis of the Parent Parties and its business operations and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Parent Parties for such purpose. Each of Sinclair HoldCo and the Company acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the Contemplated Transactions, it has relied solely on its own investigation and the express representations and warranties of the Parent Parties in Article 5 and the corresponding representations and warranties set forth in the Parent Officer’s Certificate and (b) neither the Parent Parties nor any other Person has made any representation or warranty as to the Parent Parties, or this Agreement, except as expressly set forth in Article 5 and the Parent Officer’s Certificate and neither Sinclair HoldCo nor the Company has relied on any information other than the express representations and warranties of the Parent Parties in Article 5 and the corresponding representations and warranties set forth in the Parent Officer’s Certificate. Without limiting the generality of the foregoing, each of Sinclair HoldCo and the Company acknowledges, on behalf of itself and its Affiliates, that none of the Parent Parties or any of their respective Affiliates or Representatives makes any representation or warranty of any kind whatsoever, express or implied, at law or in equity, with respect to this (i) Agreement, (ii) the Contemplated Transactions, (iii) the Transaction Documents, (iv) the assets of the Parent Parties, (v) the Liabilities of the Parent Parties, (vi) the New Parent Common Stock, (vii) the condition, prospects or performance (financial or otherwise) of, or any other matter involving, the business, the assets or the Liabilities of the Parent Parties, (viii) any projection, estimate or budget delivered or made available to Sinclair HoldCo or the Company or any of its Affiliates or their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof), future performance or future capacity, or (ix) any other information provided or made available to Sinclair HoldCo or the Company or any of its Affiliates or Representatives with respect to the New Parent Common Stock, the business, the assets, the Liabilities or the operations of the Parent Parties, except as expressly set forth in the representations and warranties made by the Parent Parties in Article 5 and the corresponding representations and warranties set forth in the Parent Officer’s Certificate.

Section 4.28 Takeover Laws.

The Contemplated Transactions are not subject to any applicable anti-takeover provisions related to business combinations in Wyoming or Delaware, or any other no “moratorium,” “fair price,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law (“Takeover Laws”) as they relate to any member of the Company Group or any similar provision in any member of the Company Group’s organizational documents.

Section 4.29 Disclaimer of Other Representations and Warranties.

NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE 4 (OR IN THE CORRESPONDING REPRESENTATIONS AND WARRANTIES SET FORTH IN THE COMPANY OFFICER’S CERTIFICATE), (A) NONE OF THE COMPANY OR SINCLAIR HOLDCO OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES MAKES, AND EACH OF THE PARENT PARTIES WAIVES, ANY REPRESENTATION OR WARRANTY OF ANY KIND WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, WITH RESPECT TO THIS (I) AGREEMENT, (II) THE CONTEMPLATED TRANSACTIONS, (III) THE TRANSACTION DOCUMENTS, (IV) THE ASSETS OF THE COMPANY GROUP (INCLUDING THE SINCLAIR REAL PROPERTY, THE FACILITIES (OR CAPACITY THEREOF), TANGIBLE PERSONAL PROPERTY AND BUSINESS INTELLECTUAL PROPERTY RIGHTS), (V) THE LIABILITIES OF THE COMPANY GROUP, (VI) THE COMPANY LLC INTERESTS, (VII) THE CONDITION, PROSPECTS OR PERFORMANCE (FINANCIAL OR OTHERWISE) OF, OR ANY OTHER MATTER INVOLVING, THE BUSINESS, THE ASSETS OR THE LIABILITIES OF THE COMPANY GROUP, (VIII) ANY PROJECTION, ESTIMATE OR BUDGET DELIVERED OR MADE AVAILABLE TO THE PARENT PARTIES OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OF FUTURE REVENUES, FUTURE RESULTS OF OPERATIONS (OR ANY COMPONENT THEREOF), FUTURE CASH FLOWS, FUTURE FINANCIAL CONDITION (OR ANY COMPONENT THEREOF), FUTURE PERFORMANCE OR FUTURE CAPACITY, OR (IX) ANY OTHER INFORMATION PROVIDED OR MADE AVAILABLE TO THE PARENT PARTIES OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES WITH RESPECT TO THE COMPANY LLC INTERESTS, THE BUSINESS, THE ASSETS, THE LIABILITIES OR THE OPERATIONS OF THE COMPANY GROUP, AND (B) ALL OF THE ASSETS TO BE TRANSFERRED OR THE LIABILITIES TO BE ASSUMED OR TRANSFERRED, DIRECTLY OR INDIRECTLY, IN ACCORDANCE WITH THIS AGREEMENT SHALL BE TRANSFERRED OR ASSUMED ON AN “AS IS, WHERE IS” AND “WITH ALL KNOWN AND UNKNOWN FAULTS” BASIS, AND (C) ALL IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FAILURE OF AN ESSENTIAL PURPOSE, CONFORMITY TO MODELS OR SAMPLES OF MATERIALS, OR OTHERWISE ARE EXPRESSLY DISCLAIMED BY THE COMPANY AND SINCLAIR HOLDCO AND ARE WAIVED BY EACH OF THE PARENT PARTIES. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, FINANCIAL OR OTHER PROJECTIONS, AS WELL AS ANY OTHER INFORMATION, DOCUMENTS OR OTHER MATERIALS (INCLUDING ANY SUCH MATERIALS CONTAINED IN ANY “DATA ROOM” OR REVIEWED BY ANY PARENT PARTY OR ANY OF ITS AFFILIATES OR REPRESENTATIVES) OR MANAGEMENT PRESENTATIONS THAT HAVE BEEN OR SHALL HEREAFTER BE PROVIDED TO ANY PARENT PARTY OR ANY OF ITS AFFILIATES OR REPRESENTATIVES ARE NOT AND WILL NOT BE DEEMED TO BE REPRESENTATIONS OR WARRANTIES OF THE COMPANY OR SINCLAIR HOLDCO OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES AND NO REPRESENTATION OR WARRANTY IS MADE AS TO THE ACCURACY OR COMPLETENESS OF ANY OF THE FOREGOING EXCEPT AS MAY BE EXPRESSLY SET FORTH IN THIS AGREEMENT.

Section 4.30 No Other Representations. Notwithstanding anything to the contrary in this Agreement, neither Sinclair HoldCo nor the Company makes any representation or warranty in any provision of this Agreement, the Company Disclosure Schedules or otherwise, other than those representations and warranties expressly set forth in this Article 4 (subject to the limitations in this Section 4.30). In addition, notwithstanding the generality of any other representations and warranties in this Agreement:

(a) the representations and warranties in Section 4.14 are Sinclair Holdco’s and the Company’s exclusive representations and warranties with respect to compliance with Environmental Laws;

(b) the representations and warranties in Section 4.17 and Section 4.19 are Sinclair Holdco’s and the Company’s exclusive representations and warranties with respect to compliance with Tax Laws;

(c) the representations and warranties in Section 4.18 and Section 4.19 are Sinclair Holdco’s and the Company’s exclusive representations and warranties with respect to compliance with Laws relating to ERISA, employee benefit and compensation, and labor and employment matters; and

(d) the representations and warranties set forth in Section 4.23 are Sinclair Holdco’s and the Company’s exclusive representations with respect to compliance with anti-corruption Laws.

ARTICLE 5.

REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES

Except as set forth in the Parent Disclosure Schedules, the Parent Parties represent and warrant to the Company and Sinclair HoldCo as follows:

Section 5.1 Organization.

(a) Each of Parent and its Significant Subsidiaries is duly organized, validly existing and in good standing (to the extent such concepts are applicable) under the Laws of its jurisdiction of organization or incorporation, and has the requisite power and authority to own, lease and operate its properties and carry on its businesses as conducted on the date hereof, except where the failure to be in good standing or to have such power and authority would not have or not reasonably be expected to have a Parent Material Adverse Effect.

(b) Each of the Parent Entities is duly qualified, licensed or registered, as applicable, to do or transact business under the Laws of all jurisdictions in which such qualification, license or registration, as applicable, is required, except for those jurisdictions where the failure to be so qualified, licensed or registered, as applicable, would not have or not reasonably be expected to have a Material Adverse Effect.

Section 5.2 Authority; Binding Effect.

(a) Each Parent Party has the requisite corporate or limited liability company power and authority, as applicable, to enter into this Agreement, to perform its obligations hereunder, and, subject to the receipt of the Parent Stockholder Approval and the other approvals set forth in Section 5.26(d), to consummate the Contemplated Transactions. The execution of this Agreement and the consummation of the Contemplated Transactions have been duly and validly authorized by all required corporate or limited liability company action, as applicable, on the part of such Parent Party and, except for the Parent Stockholder Approval and the other approvals set forth in Section 5.26(d), no other corporate or limited liability company proceedings, as applicable, on the part of such Parent Party are necessary to authorize this Agreement or the consummation of the Contemplated Transactions.

(b) This Agreement has been duly executed and delivered by each Parent Party, and assuming the due authorization, execution and delivery of this Agreement by the Company and Sinclair HoldCo, this Agreement constitutes a legal, valid and binding obligation of such Parent Party, enforceable against such Parent Party in accordance with its terms, except as enforcement may be limited by the Equitable Exceptions.

(c) As of the date hereof, the board of directors of Parent has unanimously (i) determined that the terms of this Agreement and the Contemplated Transactions are advisable and in the best interests of its stockholders and Parent and (ii) approved and declared advisable the execution, delivery and performance of this Agreement and the Contemplated Transactions.

Section 5.3 Non-Contravention.

The execution, delivery and performance of this Agreement by each Parent Party and, subject to the receipt of the Parent Stockholder Approval and the other approvals set forth in Section 5.26(d), the consummation of the Contemplated Transactions, do not and will not (a) violate, conflict with or result in the breach of any provision of the organizational documents of any Parent Entity, (b) result in the breach or violation of, constitute a default under, or give rise to any right of termination, cancellation, modification, revocation, suspension or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of any Parent Entity under any Parent Material Contract or Parent Lease, result in the creation or the imposition of any Encumbrance (other than Permitted Encumbrances) on any of the assets of any Parent Entity, or give rise to or result in the termination, cancellation, modification, acceleration, revocation or suspension of any Permit used by or required for the ongoing operation of, any Parent Entity, or (c) violate any Law applicable to any Parent Entity, or any Order against any Parent Entity, except with respect to clauses (b) and (c), for any violation, breach, default, termination, cancellation, acceleration, modification, revocation or suspension that would not have or not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.4 Governmental Consents and Approvals.

The execution and delivery of this Agreement by the Parent Parties and the performance of each such Parent Party’s obligations hereunder and the consummation of the Contemplated Transactions, do not and will not require any advance filing with, or clearance, consent or approval of, any Governmental Authority, except for (a) those filings required under the HSR Act, (b) the filing of the Parent Certificate of Merger with the Secretary of State of the State of Delaware and (c) any filings, clearances, consents or approvals, the failure of which to effect or obtain would not have or not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.5 Capitalization of Parent.

(a) As of the date hereof and until the Effective Time, the authorized capital of Parent consists solely of (i) 320,000,000 shares of Parent Common Stock, par value $0.01 per share, and (ii) 5,000,000 shares of preferred stock of Parent, par value $1.00 per share. As of the date of this Agreement, the only issued and outstanding capital stock or other equity interests of Parent are (i) 162,490,166 shares of Parent Common Stock, (ii) no shares of preferred stock of Parent were outstanding, (iii) 1,826,745 shares of Parent Common Stock were subject to outstanding Parent Restricted Stock Unit Awards, (iv) 600,106 shares of Parent Common Stock were subject to outstanding Parent Performance Share Unit Awards and (v) 7,697 shares of Parent Common Stock vested yet to be awarded.

(b) All outstanding shares of capital stock of Parent are duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights. The New Parent Common Stock to be issued pursuant to this Agreement, when issued in accordance with the terms hereof, will be validly issued, fully paid and nonassessable and not subject to preemptive rights. The New Parent Common Stock to be issued pursuant to this Agreement, when issued in accordance with the terms hereof, will be issued in compliance in all material respects with applicable Laws. Except as set forth on Parent Disclosure Schedule 5.5(b), or as identified in the Parent SEC Documents filed or furnished on or prior to the date of this Agreement, and except for changes after the date hereof in compliance with Section 6.6(b)(i), there are no outstanding or authorized other shares of capital stock or equity securities of Parent, options, warrants, convertible or exchangeable securities, subscriptions, rights (including any preemptive rights), calls, phantom equity, profit sharing agreements or commitments or other agreements of any character whatsoever relating to any equity or voting interest in Parent requiring the issuance, delivery or sale of any equity or voting interest of Parent. Parent has no authorized or outstanding bonds, debentures, notes or other indebtedness that afford the holders thereof the right to vote (or any instrument convertible into, exchangeable for, or evidencing the right to subscribe for or acquire securities having the right to vote) on any matter relating to Parent. There are no Contracts to which Parent is a party or by which it is bound to (i) repurchase, redeem or otherwise acquire any equity or voting interest in Parent, or (ii) vote or dispose of any equity or voting interest in Parent. To the Knowledge of Parent, there are no irrevocable proxies and no voting agreements with respect to any equity or voting interest in Parent or any Significant Subsidiary. No Person has any right of first offer, right of first refusal or preemptive right in connection with any future offer, sale or issuance of any equity or voting interest in, Parent.

Section 5.6 Subsidiaries; Equity Ownership.

(a) All Significant Subsidiaries of Parent (excluding, for the avoidance of doubt, the MLP and its Subsidiaries) and their respective jurisdictions of organization are identified in the Parent SEC Documents. Except as set forth on Parent Disclosure Schedule 5.6(a), each Significant Subsidiary is directly owned of record by Parent or a Subsidiary of Parent, free and clear of any Encumbrances other than (i) the Permitted Encumbrances, (ii) transfer restrictions imposed by federal and state securities Laws and (iii) any transfer restrictions contained in the organizational documents of such Significant Subsidiary. There are no other equity securities of any Significant Subsidiary authorized, issued, reserved for issuance or outstanding and no outstanding or authorized options, warrants, convertible or exchangeable securities, subscriptions, rights

(including any preemptive rights), calls, phantom equity, profit sharing agreements or commitments or other agreements of any character whatsoever relating to the equity securities of any Significant Subsidiary or requiring the issuance, delivery or sale of any equity security of any Significant Subsidiary. Except as set forth on Parent Disclosure Schedule 5.6(a) and as identified in the Parent SEC Documents, no Significant Subsidiary has any authorized or outstanding bonds, debentures, notes or other Indebtedness that afford the holders thereof the right to vote (or any instrument convertible into, exchangeable for, or evidencing the right to subscribe for or acquire securities having the right to vote) on any matter relating to such Significant Subsidiary. There are no Contracts to which Parent or any Significant Subsidiary is a party or by which Parent or any Significant Subsidiary is bound to (x) repurchase, redeem or otherwise acquire any equity or voting interest in, any Significant Subsidiary or (y) vote or dispose of any equity or voting interest in, any Significant Subsidiary.

(b) As of the date of this Agreement, the only issued and outstanding limited partner or other equity interests of the MLP are (i) 105,440,201 common units of the MLP issued and outstanding, of which 65,630,030 were owned directly or indirectly by Parent, (ii) no subordinated units of the MLP issued and outstanding, (iii) a non-economic general partner interest which is held indirectly by Parent, (iv) 290,738 common units of the MLP subject to outstanding phantom units of the MLP (v) 66,591 common units of the MLP subject to outstanding performance units of the MLP (assuming, if applicable, achievement of the applicable performance measures at the target level) and (vi) 857,959 common units reserved for issuance upon a grant under the MLP’s Long-Term Incentive Plan.

(c) The sole general partner of the MLP is HEP Logistics Holdings, L.P., which is a wholly owned subsidiary of Parent. All of the outstanding equity interests of the MLP are duly authorized and validly issued, fully paid and non-assessable (to the extent applicable) and not subject to any preemptive rights. Except as set forth above in this Section 5.6(c), and for changes after the date hereof in compliance with Section 6.6(b)(i), there are no outstanding or authorized limited partner interests or other equity securities of the MLP, options, warrants, convertible or exchangeable securities, subscriptions, rights (including any preemptive rights), calls, phantom equity, profit sharing agreements or commitments or other agreements of any character whatsoever relating to the limited partner interests or other equity securities of the MLP, to which the MLP or any of its Subsidiaries is a party or is bound requiring the issuance, delivery or sale of limited partner interests or other equity securities of the MLP. Except as set forth on Parent Disclosure Schedule 5.6(c), each Subsidiary of the MLP is wholly owned by the MLP.

(d) Except as set forth on Parent Disclosure Schedule 5.6(d), none of Parent, the MLP or any Significant Subsidiary owns, directly or indirectly, any capital stock of, or equity ownership or voting interest in, any Person (other than a Significant Subsidiary or the MLP).

(e) Except as set forth on Parent Disclosure Schedule 5.6(e), as of the Closing Date, New Parent shall own, directly or indirectly, all of the outstanding equity interests in Parent and each Significant Subsidiary free and clear of all Encumbrances, other than (i) Permitted Encumbrances, (ii) transfer restrictions imposed by federal and state securities Laws and (iii) any transfer restrictions contained in the organizational documents of Parent or such Significant Subsidiary, none of which apply to the Contemplated Transactions.

Section 5.7 Absence of Changes.

Except as explicitly set forth in this Agreement, (a) since June 30, 2021 through the date of this Agreement the Parent Entities have been operated in the ordinary course of business in all material respects, and (b) since June 30, 2021 there has not been any event, occurrence, fact, condition or change that has had or would reasonably be expected to have a Parent Material Adverse Effect.

Section 5.8 Real Property.

(a) The applicable Parent Entity has good and marketable fee simple title to each of the material parcels or tracts of real property identified, recorded or reflected in the Parent Financial Statements (the “Parent Owned Real Property”), free and clear of all Encumbrances, except Permitted Encumbrances, except where the failure of such Parent Entity to have such good and marketable fee simple title has not had and would not reasonably be expected to have a Parent Material Adverse Effect. The applicable Parent Entity has a good and valid leasehold interest in each of the material leased or subleased real properties identified, recorded or reflected in the Parent Financial Statements (the “Parent Leased Real Property”) pursuant to a lease or sublease agreement (each, a “Parent Lease,” and collectively, the “Parent Leases”), free and clear of all Encumbrances, except Permitted Encumbrances, except where the failure of such Parent Entity to have such good and valid leasehold interest has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) As of the date hereof, no Parent Entity is in breach beyond applicable notice and cure periods in any material respect under any Parent Lease or Parent Easement to which any such Parent Entity is a party that is material to the operation of the business of the Parent Entities, except for such breaches that have not had and would not reasonably be expected to have a Parent Material Adverse Effect. All of the Parent Leases and Parent Easements that are material to the operation of the business of the Parent Entities are, to the Knowledge of Parent and subject to the Equitable Exceptions, valid and in full force and effect as of the date hereof, and are the legal and binding obligation of the Parent Entity party thereto, enforceable against such Parent Entity and, to the Knowledge of Parent, the counterparty thereto in accordance with its terms, except where the failure of such Parent Lease or Parent Easement to be valid and in full force and effect, the legal and binding obligation of such Parent Entity or enforceable against such Parent Entity or the counterparty thereto, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(c) The assets and rights of the Parent Entities include all of the material easements, rights-of-way, servitudes and similar rights and agreements used by the Parent Entities in the conduct of the business of the Parent Entities in the twelve (12) months prior to the date of this Agreement (each, a “Parent Easement,” and collectively, the “Parent Easements”), except where the failure of the Parent Entities to have or hold a Parent Easement has not had and would not reasonably be expected to have a Parent Material Adverse Effect, and no Parent Entity has received any written notice or claim that it does not possess any Parent Easement, the failure of which to possess would have or reasonably be expected to have a Parent Material Adverse Effect. With respect to each Parent Easement, the applicable Parent Entity has a good and valid easement interest therein, free and clear of all Encumbrances, except Permitted Encumbrances, except where the failure of such Parent Entity to have such good and valid easement interest therein has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.9 Material Contracts.

(a) Parent Disclosure Schedule 5.9, together with the Contracts identified on the list of exhibits to the Parent SEC Documents, sets forth, as of the date hereof, any Contract that would be required to be filed by Parent as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K of the Exchange Act (the “Parent Material Contracts”).

(b) (i) Each Parent Material Contract is valid and binding on each Parent Entity that is a party thereto and, to the Knowledge of Parent, each other party thereto, and is in full force and effect, (ii) no Parent Entity is in breach of, or default under, any Parent Material Contract, (iii) no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute a breach or default (or has constituted such breach or default) under such Parent Material Contract on the part of the applicable Parent Entity, nor to the Knowledge of Parent, on the part of the other party thereto, except where the failure of such Parent Material Contract to be valid and binding would not have or reasonably be expected to have, or for such breaches or defaults that would not have or not reasonably be expected to have, a Parent Material Adverse Effect.

Section 5.10 Intellectual Property Rights; Privacy. Except where the failure of such representation to be true and correct would not have or not reasonably be expected to have a Parent Material Adverse Effect:

(a) The Parent Entities own or have rights to use all material Parent Intellectual Property Rights, in each case, free and clear of all Encumbrances, other than Permitted Encumbrances. To the Knowledge of Parent, no other Intellectual Property Rights other than the Parent Intellectual Property Rights are necessary to conduct the business of the Parent Entities in substantially the same manner as conducted as of the date hereof. The consummation of the transactions will not result in the loss or impairment of the Parent Entities’ right to own, use or hold for use any Parent Intellectual Property Rights as owned, used or held for use in the conduct of the business as conducted in the twelve (12) months prior to the date of this Agreement.

(b) To the Knowledge of Parent, neither the Parent Entities’ business as conducted as of the date hereof nor the Parent Entities’ business as conducted during the thirty-six (36) months immediately prior to the date hereof infringes on, misappropriates or otherwise violates any Intellectual Property Rights of any third Person in any material respect. As of the date hereof, there is no Action pending or, to the Knowledge of the Parent, threatened against any of the Parent Entities with respect to the alleged infringement or misappropriation by the Parent Entities of any material Intellectual Property Rights of any third Person. As of the date hereof, no Person has asserted to the Parent Entities any written objection or claim with respect to the ownership, validity or enforceability of, or the right of the Parent Entities to exercise, sell or license, any material Owned Parent Intellectual Property Rights.

(c) To the Knowledge of Parent, as of the date hereof, no Person is infringing on, misappropriating or otherwise violating the Owned Parent Intellectual Property Rights.

(d) To the Knowledge of Parent, no Open Source is or has been used in any material Parent Software in a manner which will result in an obligation for the Parent Entities to disclose, contribute, distribute, license or otherwise make available to any Person (including the open source community) any material Parent Software or material Owned Parent Intellectual Property Rights.

(e) The Parent Entities have taken reasonable measures to protect the integrity of the Parent Systems owned or controlled by the Parent Entities, including reasonable measures related to back-ups, disaster recovery and business continuity, as well as reasonable tools and processes to protect the Parent Systems owned or controlled by the Parent Entities from defects, bugs, viruses and other such corruptants.

(f) To the Knowledge of the Parent, in the thirty-six (36) months immediately prior to the date hereof, there has not been any material (x) failure, outage or substandard performance with respect to the Parent Systems owned or controlled by the Parent Entities or (y) security breach of, or other unauthorized access to, any Parent Systems owned or controlled by the Parent Entities (including any material breach of Personal Information stored or processed thereon).

(g) To the Knowledge of Parent, the Parent Entities are in material compliance with all applicable Laws, the Parent Entities’ website privacy policies and contractual obligations, in each case with respect to the collection, use, storage, sharing or transfer of Personal Information by the Parent Entities preceding the Closing Date. The Parent Entities have reasonable safeguards in place designed to protect Personal Information in its possession or under its control against loss, theft, misuse or unauthorized disclosure, and to the Knowledge of Parent, the Parent Entities have not received any written notice of any claims of, or been charged with, the violation of any Laws concerning the collection, use, storage, sharing or transfer of Personal Information.

Section 5.11 Assets of the Parent Parties.

Except for (i) Permitted Encumbrances, (ii) property or Parent Leases disposed of or terminated in the ordinary course of business since June 30, 2021, and (iii) Parent Intellectual Property Rights, which are the subject of Section 5.10, as of the date hereof, except as set forth on Parent Disclosure Schedule 5.11, the Parent Entities have good and valid title to, or, in the case of leased tangible personal property or Parent Leases, valid leasehold interests in, all real property and tangible personal property reasonably required for the conduct of the business of the Parent Entities in substantially the same manner as conducted as of the date hereof or recorded or reflected in the Parent Financial Statements as owned or leased by the Parent Entities, except, in each case, as would not have or not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.12 Compliance with Laws.

Each Parent Entity is, and during the thirty-six (36) months prior to the date of this Agreement has been, in compliance with all Laws applicable to such Parent Entity or its assets, except (a) as disclosed in any Parent SEC Documents or (b) where the failure to comply with such Laws would not have or not reasonably be expected to have a Parent Material Adverse Effect. During the thirty-six (36) months prior to the date of this Agreement, no Parent Entity has received written notice of or, to the Knowledge of Parent, has been under investigation with respect to, any claimed material noncompliance with such Laws or binding Order of any Governmental Authority on the part of any Parent Entity, except where such noncompliance would not have or not be reasonably expected to have a Parent Material Adverse Effect.

Section 5.13 Environmental Matters. Except as specified on Parent Disclosure Schedule 5.13, as disclosed in any Parent SEC Document filed or furnished on or prior to the date of this Agreement or for matters that would not have or not reasonably be expected to have a Parent Material Adverse Effect:

(a) To the Knowledge of Parent, there has been no Release of Hazardous Material at any Parent Owned Real Property or real property subject to a Parent Lease in connection with the operation of the business of the Parent Entities for which remedial or corrective action is presently required under applicable Environmental Laws.

(b) The Parent Entities are and, during the time periods specified pursuant to all applicable statutes of limitations, have been in compliance with applicable Environmental Laws (including holding all required Environmental Permits) and required Environmental Permits.

(c) As of the date hereof, the Parent Entities have not received any Environmental Notice the substance of which remains pending or unresolved.

(d) As of the date hereof, no Proceeding is pending against, or, to the Knowledge of Parent, is threatened in writing against, the Parent Entities pursuant to or relating to applicable Environmental Laws or Environmental Permits.

(e) The Parent Entities (or any predecessor thereof) have not transported or arranged for the treatment, storage, handling, disposal, recycling or transportation of any Hazardous Material to any off-site location which has or could reasonably be expected to result in Liability of the Parent Entities under Environmental Laws.

(f) The Parent Entities are not subject to any currently effective Order issued by any Governmental Authority under any Environmental Laws.

Section 5.14 Certain Proceedings.

(a) As of the date of hereof, no Proceeding is pending or, to the Knowledge of Parent, threatened against any Parent Entity or any portion of their respective properties or assets (including any of the Parent Real Property), that (i) would (if determined in a manner adverse to such Parent Entity, as applicable) reasonably be expected to have a Parent Material Adverse Effect, or (ii) would reasonably be likely to restrain, prohibit, invalidate, set aside, rescind, prevent or make unlawful this Agreement, or the carrying out of this Agreement and the Contemplated Transactions.

(b) No Parent Entity is subject to any outstanding Order relating to the conduct of the business of such Parent Entity that would reasonably be expected to have a Parent Material Adverse Effect.

Section 5.15 Permits.

Except as would not have or not reasonably be expected to have a Parent Material Adverse Effect: (a) the Parent Entities hold or have applied for all Permits that are necessary for the operation of the business of the Parent Entities in substantially the same manner as such business has been operated during the twelve (12) month period prior to the date of this Agreement; (b) all such Permits are in full force and effect and no Proceeding is pending, or to the Knowledge of Parent, threatened to revoke or limit any such Permit or application; (c) the Parent Entities are, and have been during the thirty-six (36) months prior to the date of this Agreement, in compliance with all Permits; and (d) during the thirty-six (36) month period to the date of this Agreement, no Parent Entity has received any written notice stating that the Parent Entities are in violation of any Permit.

Section 5.16 Tax Treatment. No Parent Entity is aware of the existence of any fact or circumstance, after reasonable diligence, or has taken or agreed to take any action, that could reasonably be expected to prevent or impede (i) the Parent Merger and Sinclair Contribution from being treated as integrated transactions constituting a single exchange qualifying as a transaction described in Section 351 of the Code or (ii) the Parent Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 5.17 Employment Matters.

(a) With respect to all employees of the Parent Entities (all such individuals the “Parent Employees”): (i) to the Knowledge of the Parent, the Parent Entities are in compliance with all applicable Laws respecting labor and employment and employment practices, terms and conditions of employment and wages and hours, immigration, occupational safety and health, workers’ compensation; (ii) the Parent Entities are in compliance with all applicable Laws respecting the characterization and treatment of individuals as employees, independent contractors or consultants; (iii) all Parent Employees classified as exempt under the Fair Labor Standards Act and/or ineligible for overtime under federal, state, and local wage and hour Laws (including employment and labor standards Laws) are properly classified; and (iv) the Parent Entities are in compliance with and have complied in all material respects with all immigration Laws, including Form I-9 requirements and any applicable mandatory E-Verify obligations, except, in the case of each of clauses (i) through (iv) for any such non-compliance or violation as would not have or not reasonably be expected to have a Parent Material Adverse Effect. The Parent Entities are and have been in compliance with the terms of all employment agreements or other employment-related contracts, except as would not have or not reasonably be expected to have a Parent Material Adverse Effect.

(b) As of the date hereof, there are no Actions against any of the Parent Entities pending, or to the Knowledge of the Parent, threatened to be brought or filed, by or with any Governmental Authority or arbitral tribunal in connection with the employment or termination of employment of any current or former employee, applicant, consultant, volunteer, intern, or independent contractor of the Parent Entities, including, without limitation, any charge, investigation or claim relating to unfair labor practices, grievances under any applicable collective bargaining agreement, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, human rights, pay equity, accessibility, language, immigration, wages, hours, overtime compensation, employment or labor standards, employee classification, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence, paid sick leave, unemployment insurance or any other employment-related matter arising under applicable Laws, except, for any such Actions as would not have or not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.18 Employee Benefits.

(a) None of the Parent Entities, nor any of their respective ERISA Affiliates, sponsors, maintains or contributes to, and no Parent Benefit Plan is, (i) a plan subject to Title IV of ERISA, Section 412 of the Code, or Section 302 of ERISA (ii) a “multiemployer plan” within the meaning of Section 3(37) of ERISA, (iii) a “multiple employer plan” within the meaning of Section 413(c) of the Code or Sections 4063, 4064 or 4066 of ERISA, (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA, (v) a “voluntary employees beneficiary association” within the meaning of Section 501(c)(9) of the Code, (vi) a Benefit Plan that provides post-termination or retiree medical or other welfare benefits to any Person for any reason (other than as required under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code, or any similar state Laws, and at the sole expense of such Person).

(b) Each Parent Benefit Plan is, and has been, operated in accordance with its terms and with all applicable Laws including, if applicable, ERISA and the Code, except where the failure to do so would not have or not reasonably be expected to have a Parent Material Adverse Effect.

(c) Each Parent Benefit Plan that is intended to meet the requirements of Section 401(a) of the Code has received a favorable and current determination letter from the IRS or with respect to a prototype plan, can rely on an opinion letter from the IRS to the prototype plan sponsor, to the effect that such Parent Benefit Plan and the related trust are qualified under Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code, respectively, each such determination remains in effect and has not been revoked, and nothing has occurred that would reasonably be expected to adversely affect the qualified status of such Parent Benefit Plan or cause the imposition of any tax or other Liability under ERISA, the Code or any other applicable Law.

(d) Neither the execution and delivery of this Agreement nor the consummation of the Contemplated Transactions (either alone or in combination with any other additional or subsequent event, including a termination of employment) will (i) result in any compensation or benefits (including any bonus, retention, change in control or severance compensation or benefits) of any current or former employee or independent contractor who provides or has provided services directly or indirectly to any Parent Entity or any of their beneficiaries becoming due, vested, funded (through a grantor trust or otherwise), payable, accelerated or increased, or in any forgiveness of indebtedness, (ii) result in any other obligation or Liability pursuant to any Parent Benefit Plan or otherwise with respect to any current or former employee or independent contractor who provides or has provided services directly or indirectly to any Parent Entity, (iii) limit or restrict the right of any Parent Entity to merge, amend, or terminate any Parent Benefit Plan; or (iv) result in “excess parachute payments” within the meaning of Section 280G(b) of the Code. No Parent Entity, nor any of their ERISA Affiliates, has any obligation to gross up, indemnify, or otherwise reimburse any Person for any excise taxes, interest, or penalties incurred under Section 409A or Section 4999 of the Code.

Section 5.19 Anti-Corruption.

No Parent Entity, nor any of their respective directors, managers or officers, nor, to the Knowledge of Parent, any of their respective agents, employees, representatives, consultants or any other Person acting for or on behalf of the foregoing (individually and collectively) has, directly or indirectly, offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, including but not limited to cash, checks, wire transfers, tangible and intangible gifts, favors, services, entertainment and travel expenses or other illicit payments to (a) any governmental official, candidates or members of political parties or organizations or other Persons, in violation of any applicable Law, including the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010, any Laws prohibiting commercial bribery or any other applicable anti-corruption Laws or (b) any Person for the purpose of influencing any act or decision of any government official or inducing any governmental official to act or fail to act in violation of such government official’s duties, in each case, except to the extent that any such violation of applicable Law would not have or not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.20 Brokers.

No broker, finder, investment banker or other agent retained by any Parent Entity is entitled to any brokerage, finder’s or other fee or commission in connection with the Contemplated Transactions for which the Company or Sinclair HoldCo would have any Liability.

Section 5.21 Parent’s Investigation.

Each Parent Party has conducted its own independent investigation, review and analysis of the Company Group and its business operations and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Company Group for such purpose. Each Parent Party acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the Contemplated Transactions, such Parent Party has relied solely on its own investigation and the express representations and warranties of the Company in Article 4 and the corresponding representations and warranties set forth in the Company Officer’s Certificate and (b) neither the Company nor any other Person has made any representation or warranty as to the Company Group, or this Agreement, except as expressly set forth in Article 4 and the Company Officer’s Certificate and such Parent Party has not relied on any information other than the express representations and warranties of the Company in Article 4 and the corresponding representations and warranties set forth in the Company Officer’s Certificate. Without limiting the generality of the foregoing, each Parent Party acknowledges, on behalf of itself and its Affiliates, that none of the Company, Sinclair HoldCo or any of their respective Affiliates or Representatives makes any representation or warranty of any kind whatsoever, express or implied, at law or in equity, with respect to this (i) Agreement, (ii) the Contemplated Transactions, (iii) the Transaction Documents, (iv) the assets of the Company Group (including the Sinclair Real Property, the Facilities (or capacity thereof), tangible personal property and Business Intellectual Property Rights), (v) the Liabilities of the Company Group, (vi) the Company LLC Interests, (vii) the condition, prospects or performance (financial or otherwise) of, or any other matter involving, the business, the assets or the Liabilities of the Company Group, (viii) any projection, estimate or budget delivered or made available to each Parent Party, or any of their respective Affiliates or their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof), future performance or future capacity, or (ix) any other information provided or made available to each Parent Party or any of their respective Affiliates or Representatives with respect to the Company LLC Interests, the business, the assets, the Liabilities or the operations of the Company Group, except as expressly set forth in the representations and warranties made by the Company in Article 4 and the corresponding representations and warranties set forth in the Company Officer’s Certificate.

Section 5.22 SEC Documents.

(a) Parent has filed with or furnished to the Commission on a timely basis all forms, reports, schedules, statements and other documents required to be filed with or furnished to the Commission by Parent on or after January 1, 2020 (all such documents filed or furnished, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, the “Parent SEC Documents”). As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, including, in each case, the rules and regulations promulgated thereunder, and none of the Parent SEC Documents contained, when filed (or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended), any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Parent SEC Documents (the “Parent Financial Statements”) (i) have been prepared in a manner consistent with the books and records of the applicable Parent Entities, (ii) have been prepared in accordance with GAAP, applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the Commission), (iii) comply as to form in all material respects with the published rules and regulations of the Commission with respect thereto and (iv) fairly present in all material respects the consolidated financial position of the applicable Parent Entities as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments), all in accordance with GAAP and the applicable rules and regulations promulgated by the Commission. Since January 1, 2020, Parent has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, Commission rule or policy or applicable Law. The books and records of the Parent Entities have been, and are being, maintained in all material respects in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements and reflect only actual transactions.

(c) Parent has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Parent, including its consolidated Subsidiaries, required to be disclosed in its periodic and current reports under the Exchange Act is made known to its chief executive officer and its chief financial officer by others within those entities to allow timely decisions regarding required disclosures as required under the Exchange Act. The chief executive officer and chief financial officer of Parent have evaluated the effectiveness of Parent’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Parent SEC Document, that is a report on Form 10-K or Form 10-Q, or any amendment thereto, his or her conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(d) Parent has established and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s financial statements for external purposes in accordance with GAAP. Parent has disclosed, based on its most recent evaluation of Parent’s internal control over financial reporting prior to the date hereof, to Parent’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of Parent’s internal control over financial reporting which would reasonably be expected to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting.

(e) Since January 1, 2020, (i) none of the Parent Entities nor, to the Knowledge of Parent, any director, officer, employee, auditor, accountant or Representative of the Parent Entities has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of any of the Parent Entities or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that any of the Parent Entities has engaged in questionable accounting or auditing practices and (ii) no attorney representing the Parent Entities, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by any of the Parent Entities or any of their respective officers, directors, employees or agents to the Parent Board or any committee thereof or to any director or officer of any of the Parent Entities.

(f) There are no outstanding or unresolved comments in the comment letters received from the Commission staff with respect to the Parent SEC Documents. To the Knowledge of Parent, none of the Parent SEC Documents is subject to ongoing review or outstanding Commission comment or investigation.

(g) No Parent Entity is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among any Parent Entity on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in Parent’s or such Subsidiary’s published financial statements or other Parent SEC Documents.

(h) Parent is in compliance in all material respects with (i) the provisions of the Sarbanes-Oxley Act and (ii) the rules and regulations of the NYSE, in each case, that are applicable to Parent.

Section 5.23 No Prior Activities of New Parent or Parent Merger Sub.

Except for obligations incurred in connection with its formation or the negotiation and consummation of this Agreement and the Contemplated Transactions, none of New Parent or Parent Merger Sub has incurred any Liability or engaged in any business or activity of any type or kind whatsoever or entered into any agreement or arrangement with any Person.

Section 5.24 Investment Company.

None of Parent Parties is, and immediately after the issuance and sale of the New Parent Common Stock pursuant to this Agreement none of the Parent Parties will be, required to register as an “investment company” or a company “controlled by” an entity required to register as an “investment company” within the meaning of the Investment Company Act of 1940.

Section 5.25 Form S-3.

Parent is eligible as of the date hereof, and, to the Knowledge of Parent, New Parent will be eligible as of the Closing, in each case, to register the New Parent Common Stock comprising the Sinclair Merger Consideration for resale by Sinclair HoldCo, under a Registration Statement on Form S-3 promulgated under the Securities Act.

Section 5.26 Board Approval; Vote Required.

(a) The Parent Board, at a meeting duly called and held, has duly and unanimously adopted resolutions (i) determining that the terms of this Agreement and Contemplated Transactions are advisable and in the best interests of the Parent Stockholders and Parent, (ii) approving and declaring advisable the execution, delivery and performance of this Agreement and the Contemplated Transactions and (iii) recommending that Parent Stockholders approve the issuance of the Sinclair Stock Consideration at the Special Meeting (herein referred to as the “Parent Recommendation”), which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 6.7.

(b) The New Parent Board has unanimously (i) determined the terms of this Agreement and the Contemplated Transactions are advisable and in the best interests of Parent and New Parent and (ii) approved and declared advisable the execution, delivery and performance of this Agreement and the Contemplated Transactions.

(c) The board of directors of Parent Merger Sub has unanimously (i) determined the terms of this Agreement and the Contemplated Transactions are advisable and in the best interests of New Parent and Parent Merger Sub and (ii) approved and declared advisable the execution, delivery and performance of this Agreement and the Contemplated Transactions.

(d) The affirmative vote of the majority of the votes cast by holders of shares of Parent Common Stock present in person or represented by proxy and entitled to vote at the Special Meeting in favor of the issuance of the Sinclair Stock Consideration (the “Parent Stockholder Approval”), the New Parent Stockholder Approval and the Parent Merger Sub Stockholder Approval are the only votes of holders of any class or series of Parent’s, New Parent’s or Parent Merger Sub’s capital stock, as applicable, necessary in connection with the consummation of the Contemplated Transactions.

(e) No Parent Stockholders or other holders of equity interests of Parent have any dissenters’ rights or rights of appraisal relating to the Contemplated Transactions.

Section 5.27 Takeover Laws.

The Contemplated Transactions are not subject to any applicable Takeover Laws as they relate to any Parent Party or any similar provision in any Parent Party’s organizational documents.

Section 5.28 Disclaimer of Other Representations and Warranties.

NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE 5 OR IN THE CORRESPONDING REPRESENTATIONS AND WARRANTIES SET FORTH IN THE PARENT OFFICER’S CERTIFICATE, NONE OF THE PARENT PARTIES OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES MAKES, AND EACH OF SINCLAIR HOLDCO AND EACH MEMBER OF THE COMPANY GROUP WAIVES, ANY REPRESENTATION OR WARRANTY OF ANY KIND WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, WITH RESPECT TO THIS (I) AGREEMENT, (II) THE CONTEMPLATED TRANSACTIONS, (III) THE TRANSACTION DOCUMENTS, (IV) THE ASSETS OF THE PARENT ENTITIES (INCLUDING THE PARENT REAL PROPERTY, TANGIBLE PERSONAL PROPERTY AND PARENT INTELLECTUAL PROPERTY RIGHTS), (V) THE LIABILITIES OF THE PARENT ENTITIES, (VI) THE NEW PARENT COMMON STOCK, (VII) THE CONDITION, PROSPECTS OR PERFORMANCE (FINANCIAL OR OTHERWISE) OF, OR ANY OTHER MATTER INVOLVING, THE BUSINESS, THE ASSETS OR THE LIABILITIES OF THE PARENT ENTITIES, (VIII) ANY PROJECTION, ESTIMATE OR BUDGET DELIVERED OR MADE AVAILABLE TO SINCLAIR HOLDCO OR THE COMPANY GROUP OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OF FUTURE REVENUES, FUTURE RESULTS OF OPERATIONS (OR ANY COMPONENT THEREOF), FUTURE CASH FLOWS, FUTURE FINANCIAL CONDITION (OR ANY COMPONENT THEREOF) FUTURE PERFORMANCE OR FUTURE CAPACITY, OR (IX) ANY OTHER INFORMATION PROVIDED OR MADE AVAILABLE TO SINCLAIR HOLDCO, THE COMPANY GROUP OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES WITH RESPECT TO THE NEW PARENT COMMON STOCK, THE BUSINESS, THE ASSETS, THE LIABILITIES OR THE OPERATIONS OF THE PARENT ENTITIES. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, FINANCIAL OR OTHER PROJECTIONS, AS WELL AS ANY OTHER INFORMATION, DOCUMENTS OR OTHER MATERIALS (INCLUDING ANY SUCH MATERIALS CONTAINED IN ANY “DATA ROOM” OR REVIEWED BY ANY MEMBER OF THE COMPANY GROUP OR

SINCLAIR HOLDCO OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES) OR MANAGEMENT PRESENTATIONS THAT HAVE BEEN OR SHALL HEREAFTER BE PROVIDED TO ANY MEMBER OF THE COMPANY GROUP OR SINCLAIR HOLDCO OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES ARE NOT AND WILL NOT BE DEEMED TO BE REPRESENTATIONS OR WARRANTIES OF THE PARENT PARTIES OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES AND NO REPRESENTATION OR WARRANTY IS MADE AS TO THE ACCURACY OR COMPLETENESS OF ANY OF THE FOREGOING EXCEPT AS MAY BE EXPRESSLY SET FORTH IN THIS AGREEMENT.

Section 5.29 No Other Representations. Notwithstanding anything to the contrary in this Agreement, the Parent Parties make no representation or warranty in any provision of this Agreement, the Parent Disclosure Schedules or otherwise, other than those representations and warranties expressly set forth in this Article 5 (subject to the limitations in this Section 5.29). In addition, notwithstanding the generality of any other representations and warranties in this Agreement:

(a) the representations and warranties in Section 5.13 are the Parent Parties’ exclusive representations and warranties with respect to compliance with Environmental Laws;

(b) the representations and warranties in Section 5.16 and Section 5.18 are the Parent Parties’ exclusive representations and warranties with respect to compliance with Tax Laws;

(c) the representations and warranties in Section 5.17 and Section 5.18 are the Parent Parties’ exclusive representations and warranties with respect to compliance with Laws relating to ERISA, employee benefit and compensation, and labor and employment matters; and

(d) the representations and warranties set forth in Section 5.19 are the Parent Parties’ exclusive representations with respect to compliance with anti-corruption Laws.

ARTICLE 6.

FURTHER AGREEMENTS

The Parties covenant and agree as follows:

Section 6.1 Efforts of the Parties.

(a) Subject to the terms and conditions of this Agreement, including Section 6.1(b) and Section 6.2, and the Midstream Contribution Agreement in the case of the Midstream Contribution, the Parties shall, as promptly as reasonably practicable, use reasonable best efforts to take, or cause to be taken, all action and do, or cause to be done, all things necessary under applicable Laws or otherwise proper and advisable to consummate and make effective the Contemplated Transactions and the Midstream Contribution.

(b) The Parties shall give notices to and use reasonable best efforts to obtain any consent, authorization or approval of any private third party (other than any Governmental Authority) that may be or become necessary in connection with this Agreement or the Midstream Contribution Agreement and the performance of its obligations pursuant to this Agreement or the Midstream Contribution Agreement.

Section 6.2 Regulatory Clearance.

(a) Each of the Parties shall, and shall cause each of its respective Affiliates to, (i) file any required Notification and Report Forms with the DOJ and FTC pursuant to the HSR Act within fifteen (15) Business Days after the date of this Agreement; (ii) supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act or any other Antitrust Law; and (iii) use its reasonable best efforts to take or cause to be taken all other actions necessary, proper or advisable consistent with this Section 6.2 to satisfy the Closing condition in Section 7.1(b) as soon as practicable, which reasonable best efforts shall include avoiding and eliminating any impediment under the HSR Act and any other Antitrust Law and refraining from taking actions that would reasonably be expected to delay the expiration or termination of the applicable waiting periods, or receipt of required authorizations, as applicable, under the HSR Act and any other Antitrust Law. Without limiting the foregoing, the Parties shall request and shall use reasonable best efforts to obtain expiration or early termination of the waiting period under the HSR Act in connection with the Contemplated Transactions and the Midstream Contribution as soon as practicable. The Parent Parties shall pay the filing fee applicable to the Contemplated Transactions under the HSR Act.

(b) Notwithstanding anything to the contrary set forth in this Agreement, the Parent Parties shall not have any obligation to, and Sinclair HoldCo or the Company may not without the Parent Parties’ written consent: (i) agree or commit to sell, divest, or otherwise dispose of any particular asset, properties, category, portion or part of an asset or business of Parent Parties, the Company or their respective Subsidiaries; (ii) terminate, modify, or assign existing relationships, Contracts, or obligations of the Parent Parties, the Company or their respective Subsidiaries; (iii) change or modify any course of conduct regarding future operations of the Parent Parties, the Company or their respective Subsidiaries; or (iv) otherwise take or commit to take any other action that would limit the freedom of action of the Parent Parties with respect to, or their ability to retain, one or more of its respective operations, divisions, businesses, product lines, customers, assets or rights or interests, or their freedom of action with respect to the assets, properties, or businesses to be acquired as part of the Contemplated Transactions or the Midstream Contribution, except as otherwise contemplated in the Midstream Contribution Agreement, (each of clause (i), (ii), (iii), and (iv) a “Divestiture Action”); provided, however, if required to satisfy the closing conditions in Section 7.1(a) and Section 7.1(b) and cause the Closing to occur no later than the End Date, the Parent Parties shall agree to a Divestiture Action with respect to Parent’s rights, title and interest in the Woods Cross Refinery Assets (a “Woods Cross Refinery Divestiture Action”); provided, further, that the Parent Parties shall not be required to agree to or take any such Woods Cross Refinery Divestiture Action that is not conditioned on, or that becomes effective prior to, the Closing. Anything in this Agreement notwithstanding, nothing in this Section 6.2 or otherwise in this Agreement shall require the Parent Parties to take or cause to be taken any Divestiture Action with respect to any asset, property, business or equity interest of the MLP or any of its Subsidiaries. Notwithstanding anything in this Agreement to the contrary, Parent may at its sole discretion compel the Company to take or agree to any Divestiture Action so long as the effectiveness of such Divestiture Action is conditioned upon the Closing and does not become effective prior to the Closing.

(c) Each of the Parties shall, and shall cause each of its respective Representatives to, (i) promptly keep each other Party apprised of the status of any communications with, and any inquiries or requests for additional information from, the DOJ, FTC or any other Governmental Authority, and shall substantially comply with any such inquiry or request as promptly as practicable; (ii) cooperate and consult with each other in connection with the making of all filings, notifications and any other material actions pursuant to this Section 6.2, including, subject to applicable Laws relating to the exchange of information, by permitting counsel for the other Party to review in advance, and consider in good faith the views of the other Party in connection with, any proposed written communication to any Governmental Authority and provide counsel for the other Party with copies of all filings and submissions made by such Party and all correspondence and other written communications between such Party (and its advisors) and any Governmental Authority and any other information supplied by such Party or its respective Representatives, as the case may be, to a Governmental Authority or received from such a Governmental Authority in connection with the Contemplated Transactions or the Midstream Contribution; provided, however, that materials may be redacted before being provided to the other Party (A) to remove references concerning the valuation of the Company Group, (B) as necessary to comply with contractual arrangements and (C) as necessary to address reasonable privilege, competition or confidentiality concerns; (iii) furnish to the other Party, as promptly as practicable, such information and assistance as such other Party reasonably may request in connection with the preparation of any submissions to, or agency proceedings by, any Governmental Authority under the HSR Act or any other applicable Law; and (iv) not have any meeting, teleconference, videoconference or substantive oral or written conversation or discussion with any Governmental Authority in respect of any filing or proceeding contemplated by this Section 6.2 unless it consults with the other Party in advance and, to the extent permitted by such Governmental Authority, gives the other Party the opportunity to participate. Pursuant to the terms of this Section 6.2, each Party shall, and shall cause each of its respective Representatives to, cooperate and use its reasonable best efforts to assist in any defense by any other Party before any Governmental Authority reviewing the Contemplated Transactions or the Midstream Contribution under the HSR Act or any other applicable competition or Antitrust Law, including by providing as promptly as practicable such information as may be requested by such Governmental Authority or such assistance as may be reasonably requested by the other Party in such defense. Without limiting the Parent Parties’ obligations described in this Section 6.2, the Parent Parties will control the ultimate strategy for securing approvals and expiration or termination of the relevant waiting period under the HSR Act, including any filings, submissions and communications with or to any Governmental Authority in connection therewith, and taking into account in good faith, acting reasonably, any comments of the Company or its Representatives relating to such strategy.

(d) Each of the Parties shall not extend, directly or indirectly, any such waiting period or enter into any agreement with a Governmental Authority to delay or not to consummate the Contemplated Transactions or the Midstream Contribution on the Closing Date, except with the prior written consent of the other Party, which consent shall not be unreasonably withheld.

Section 6.3 Certain Tax Matters.

(a) Tax Returns.

(i) Sinclair HoldCo shall prepare or cause to be prepared each Tax Return of the Company or any Company Subsidiary for a Pre-Closing Tax Period that is required to be filed on or after the Closing Date (each, a “Pre-Closing Tax Return”). Each Pre-Closing Tax Return shall be prepared in a manner consistent with past practice except to the extent required by applicable Law. Not later than 30 days prior to the due date (including extensions) for filing each such Pre-Closing Tax Return, Sinclair HoldCo shall deliver a draft of such Pre-Closing Tax Return, together with all supporting documentation and workpapers, to New Parent for its review and comment. Sinclair HoldCo shall consider in good faith any comments received from New Parent not less than 15 days prior to the due date (including extensions) for filing such Pre-Closing Tax Return. Not later than five (5) days prior to the due date for filing such Pre-Closing Tax Return, Sinclair HoldCo shall provide such revised Pre-Closing Tax Return to New Parent (executed, as may be required, by any present or former authorized owners or officers of the Company) for filing by New Parent with the appropriate Governmental Authority, and New Parent shall cause such Pre-Closing Tax Return (as revised to incorporate New Parent’s comments agreed to by Sinclair HoldCo) to be timely executed and filed and cause all Taxes shown as due thereon to be timely paid. Sinclair HoldCo shall pay to New Parent the amount of any Pre-Closing Taxes with respect to such Pre-Closing Tax Return no later than five (5) Business Days prior to the due date for payment of Taxes with respect to such Pre-Closing Tax Return.

(ii) New Parent shall prepare or cause to be prepared each Tax Return of the Company or any Company Subsidiary for a Straddle Period (each, a “Straddle Tax Return”). Each Straddle Tax Return shall be prepared in a manner consistent with past practice except to the extent required by applicable Law. Not later than 30 days prior to the due date (including extensions) for filing such Straddle Tax Return, New Parent shall deliver a draft of such Straddle Tax Return, together with all supporting documentation and workpapers, to Sinclair HoldCo for its review and comment. New Parent shall (A) consider in good faith any comments received from Sinclair HoldCo not less than 15 days prior to the due date (including extensions) for filing such Straddle Tax Return, (B) cause such Straddle Tax Return (as revised to incorporate Sinclair HoldCo’s comments agreed to by New Parent) to be timely executed and filed and all Taxes shown as due thereon to be timely paid, and (C) provide a copy thereof to Sinclair HoldCo. Sinclair HoldCo shall pay to New Parent the amount of any Pre-Closing Taxes with respect to such Straddle Tax Return no later than five (5) Business Days prior to the due date for payment of Taxes with respect to such Straddle Tax Return.

(iii) If, in accordance with this Section 6.3(a), the Parties are unable to agree on the finalization of a Pre-Closing Tax Return or Straddle Tax Return prior to the due date (including extensions) for filing such Pre-Closing Tax Return or Straddle Tax Return, then (i) New Parent shall file such Pre-Closing Tax Return or such Straddle Tax Return, as applicable, in accordance with, as applicable, Sinclair HoldCo’s position relating to such disputed items (with respect to a Pre-Closing Tax Return) or New Parent’s position relating to such disputed items (with respect to a Straddle Tax Return), (ii) the disputed items shall be resolved by the Independent Accountant in accordance with the procedures set forth in Section 2.6(c), whose determination shall be final and binding on the Parties, and (iii) to the extent the Independent Accountant’s determination differs from the position taken on the previously filed Pre-Closing Tax Return or Straddle Tax Return, as applicable, New Parent shall amend (and, if necessary, Sinclair Holdco shall cooperate to amend) such Pre-Closing Tax Return or Straddle Tax Return, as applicable, as need be to reflect the determination of the Independent Accountant. All costs related to preparing and filing such amended Tax Return will be borne by New Parent and Sinclair HoldCo in the same proportion as any fees related to the Independent Accountant are borne as set forth in Section 2.6(c).

(b) Transfer Taxes. The Parties do not expect that any excise, sales, use, stamp, transfer, documentary, filing, recordation or value added Taxes or other similar Taxes or fees (collectively, “Transfer Taxes”) will be incurred as a result of or with respect to the Parent Merger or the Sinclair Contribution. In the event that any Transfer Taxes are due as a result of or with respect to the Parent Merger or the Sinclair Contribution, New Parent shall be responsible for fifty percent (50%) of such Transfer Taxes and Sinclair HoldCo shall be responsible for fifty percent (50%) of such Transfer Taxes. The Party customarily responsible under applicable Law for filing any Tax Returns remitting such Transfer Taxes shall properly do so in a timely manner, and the non-filing Party agrees to remit to the filing Party, upon demand, an amount in cash equal to such non-filing Party’s allocable share under this Section 6.3(b) of the Transfer Taxes shown on such Tax Return. If required by applicable Law, Parent, New Parent, Sinclair HoldCo or their respective Affiliates, as applicable, will join in the execution of any Tax Returns required to remit such Transfer Taxes. The Parties shall reasonably cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any Transfer Taxes.

(c) Cooperation on Tax Matters. The Parent Entities and Sinclair HoldCo shall cooperate fully as and to the extent reasonably requested by another Party in respect of Tax matters arising under this Agreement, including in the preparation, review, and filing of Tax Returns and in connection with any audit, investigation, litigation, or other Proceeding (including a refund request, an objection or an appeal) with respect to the Intended Tax Treatment or with respect to Taxes imposed on or with respect to the assets, operations or activities of a member of the Company Group for a Pre-Closing Tax Period or a Straddle Period (each a “Tax Proceeding”). Such cooperation will include the retention and (upon the other Party’s reasonable request) the timely provision of all documents, data and other information which may be relevant to any such Tax Return or Tax Proceeding until the expiration of any applicable limitation period (taking into account applicable extensions) under applicable Law with respect to such Taxes and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Any information obtained by a Party or its Affiliates from another Party or its Affiliates in connection with any Tax matters to which this Agreement applies shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or claims for a refund or in conducting an audit or other proceeding, or as may otherwise be necessary to enforce the provisions of this Agreement.

(d) Tax Proceedings. Each Party shall notify the other Parties in writing within fifteen (15) days of receipt by the applicable Party or its Affiliates of written notice of any Tax Proceeding. Such notification shall specify in reasonable detail the subject matter of such Tax Proceeding and shall include a copy of the relevant portion of any correspondence received from the Governmental Authority, provided, that failure to comply with this provision shall not affect the Parent Indemnified Parties’ right to indemnification hereunder except to the extent such failure actually and materially prejudices Sinclair HoldCo. Notwithstanding anything to the contrary in this Agreement or any Transaction Document, as of the Closing:

(i) Sinclair HoldCo shall control, at its sole cost and expense, any Tax Proceeding of Sinclair HoldCo with respect to the Intended Tax Treatment; provided, however, that Sinclair HoldCo shall keep New Parent reasonably informed with respect to the defense and progress of such Tax Proceeding. Sinclair HoldCo shall control, at its sole cost and expense, any Tax Proceeding of a member of the Company Group for a Pre-Closing Tax Period; provided, however, that (A) subject to the procedures of Section 9.2 of this Agreement, Sinclair HoldCo shall acknowledge in writing its obligation to indemnify the Parent Indemnified Parties in respect of such Tax Proceedings, (B) New Parent shall, at New Parent’s sole cost and expense, have the right to participate in any such Tax Proceeding, (C) Sinclair HoldCo shall keep New Parent reasonably informed with respect to the defense and progress of such Tax Proceeding, (D) Sinclair HoldCo shall reasonably consult with New Parent before taking any material or significant action in connection with such Tax Proceeding and shall consider in good faith any comments received from New Parent (which comments shall not be unreasonably withheld or delayed), (E) Sinclair HoldCo shall not settle, compromise, abandon or otherwise resolve any such Tax Proceeding without New Parent’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed, and (F) Sinclair HoldCo shall conduct the control of such Tax Proceeding diligently and in good faith.

(ii) New Parent shall control, at its sole cost and expense, any Tax Proceeding of the Parent Entities with respect to the Intended Tax Treatment, provided, however, that New Parent shall keep Sinclair HoldCo reasonably informed with respect to the defense and progress of such Tax Proceeding. New Parent shall control, at its sole cost and expense, any Tax Proceeding of a member of the Company Group for a Straddle Period; provided, however, that (A) Sinclair HoldCo, shall, at Sinclair HoldCo’s sole cost and expense, have the right to participate in any such Tax Proceeding, (B) New Parent shall keep Sinclair HoldCo reasonably informed with respect to the defense and progress of such Tax Proceeding, (C) New Parent shall reasonably consult with Sinclair HoldCo before taking any material or significant action in connection with such Tax Proceeding and shall consider in good faith any comments received from Sinclair HoldCo (which comments shall not be unreasonably withheld or delayed), (D) New Parent shall not settle, compromise, abandon or otherwise resolve any such Tax Proceeding without Sinclair HoldCo’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed, and (E) New Parent shall conduct the control of such Tax Proceeding diligently and in good faith. For the avoidance of doubt, to the extent the procedures of this Section 6.3(d) conflict with the procedures set forth in Section 9.3(b), this Section 6.3(d) shall control over the procedures under Section 9.3(b) with respect to any Tax Proceedings or other matters governed by this Section 6.3(d).

(e) Post-Closing Actions Affecting Pre-Closing Tax Periods or Straddle Periods. Parent and New Parent covenant that, following the Closing, the Parent Entities will not, and will not cause or permit the Company Group to, (i) make or change any Income Tax or other Tax election or take any position on any Income Tax Return or other Tax Return, in each case with respect to the Company Group, for (or that would have retroactive effect to) any Pre-Closing Tax Period or the pre-Closing portion of any Straddle Period, (ii) file, amend or otherwise modify any Income Tax Return or other Tax Return of the Company for any Pre-Closing Tax Period or Straddle Period or (iii) enter into an agreement to extend the statute of limitations with respect to any Income Tax Return or other Tax Return of the Company for any Pre-Closing Tax Period or any Straddle Period, except in each case to the extent that (A) such action is required by applicable Law, (B) Sinclair HoldCo has provided its prior written consent to any such action, which consent shall not be unreasonably withheld, conditioned or delayed, (C) such action is in accordance with the other provisions of this Section 6.3, (D) such action is directed or facilitated by Sinclair HoldCo in accordance with the provisions of this Section 6.3 (including, but not limited to, Section 6.3(d)), or (E) New Parent agrees to waive any indemnity claim under Section 9.2 of this Agreement with respect to such action and New Parent agrees to indemnify Sinclair HoldCo and each ultimate beneficial owner of Sinclair HoldCo for any additional Liability for Taxes owed by it as a result of or attributable to such action.

(f) Tax Treatment of the Parent Merger and the Sinclair Contribution.

(i) For U.S. federal (and where applicable, state and local) income Tax purposes, the relevant Parties intend to treat (A) the Parent Merger and the Sinclair Contribution as integrated transactions constituting a single exchange qualifying as a transaction described in Section 351 of the Code and (B) the Parent Merger as a “reorganization” within the meaning of Section 368(a) of the Code (clauses (A) and (B) together, the “Intended Tax Treatment”).

(ii) Each of Parent, New Parent, the Company, and Sinclair HoldCo will, and will cause its Subsidiaries and Affiliates to, (A) (1) use its reasonable best efforts to cause the Parent Merger and Sinclair Contribution to qualify for the Intended Tax Treatment and (2) not knowingly take any action (whether or not otherwise permitted under this Agreement), or cause any action to be taken, which action would prevent or impede, or that could reasonably be expected to prevent or impede, the Parent Merger and Sinclair Contribution from qualifying for the Intended Tax Treatment, and (B) (1) use its reasonable best efforts to cause the Parent Merger to qualify for the Intended Tax Treatment and (2) not knowingly take any action (whether or not otherwise permitted under this Agreement), or cause any action to be taken, which action would prevent or impede, or that could reasonably be expected to prevent or impede, the Parent Merger from qualifying for the Intended Tax Treatment. Each of the Parties will notify the other Party promptly after becoming aware of any reason to believe that the Contemplated Transactions may not qualify for the Intended Tax Treatment.

(iii) This Agreement is intended to constitute, and the Parties hereto adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

(iv) Each of the Parties has reviewed with its own Tax advisor the U.S. federal, state and local Tax consequences of the Contemplated Transactions. Each Party understands that it will be responsible for its own Tax liability, if any, that may arise as a result of the Contemplated Transactions.

(v) The Parties shall prepare and file all Tax Returns consistent with the Intended Tax Treatment, and, except to the extent otherwise required by a final “determination” within the meaning of Section 1313(a) of the Code, take no Tax position inconsistent with the Intended Tax Treatment.

(g) Tax Opinions and Certificates. Each of Parent, New Parent, the Company and Sinclair HoldCo will use its reasonable best efforts and will reasonably cooperate with one another to obtain the opinions of counsel referred to in Sections 7.2(d) and 7.3(d). Such opinions shall be based, in part, on (i) a duly executed certificate substantially in the form attached hereto as Exhibit G-1 (the “Company Tax Counsel Sinclair Tax Certificate”), (ii) a duly executed certificate substantially in the form attached hereto as Exhibit G-2 (the “Company Tax Counsel Parent Tax Certificate”), (iii) a duly executed certificate substantially in the form attached hereto as Exhibit G-3 (the “Parent Tax Counsel Sinclair Tax Certificate”) and (iv) a duly executed certificate substantially in the form attached hereto as Exhibit G-4 (the “Parent Tax Counsel Parent Tax Certificate”), in each case, dated as of the Closing Date (and, if requested, dated as of such additional dates as may be necessary in connection with the preparation, filing and delivery of the Proxy Statement). Parent, New Parent, the Company and Sinclair HoldCo shall provide such other information as reasonably requested by each of Company Tax Counsel and Parent Tax Counsel for purposes of rendering the opinions described in Sections 7.2(d) and 7.3(d), as applicable. Sinclair HoldCo (x) represents that it has been advised by Company Tax Counsel that, absent a relevant change in law prior to Closing, the forms of tax certificates attached hereto as Exhibit G-1 and Exhibit G-2, if duly executed and delivered to Company Tax Counsel immediately prior to Closing, would be sufficient to enable Company Tax Counsel to deliver the opinion referred to in Section 7.2(d) and (y) acknowledges and agrees that nothing contained in such forms of tax certificates, if duly executed and delivered to Company Tax Counsel immediately prior to the Closing, would cause the opinion referred to in Section 7.2(d) to fail to be reasonably satisfactory to Sinclair HoldCo. Parent (x) represents that it has been advised by Parent Tax Counsel that, absent a relevant change in law prior to Closing, the forms of tax certificates attached hereto as Exhibit G-3 and Exhibit G-4, if duly executed and delivered to Parent Tax Counsel immediately prior to Closing, would be sufficient to enable Parent Tax Counsel to deliver the opinion referred to in Section 7.3(d) and (y) acknowledges and agrees that nothing contained in such forms of tax certificates, if duly executed and delivered to Parent Tax Counsel immediately prior to Closing, would cause the opinion referred to in Section 7.3(d) to fail to be reasonably satisfactory to Parent.

(h) Tax Sharing Agreements. All Tax sharing agreements or similar agreements with respect to or involving any of the Company and the Company Subsidiaries shall be terminated as of the Closing Date and, after the Closing Date, none of the Company nor any Company Subsidiaries shall be bound thereby or have any liability thereunder.

(i) Proration of Straddle Period Taxes. For all purposes of this Agreement, in order to apportion appropriately any Taxes relating to a Straddle Period, in the case of Taxes that are payable with respect to any Straddle Period, the portion of any such Taxes that are attributable to the portion of a Straddle Period ending on the Closing Date shall be:

(i) in the case of any Taxes that are imposed on a periodic basis with respect to the assets or capital of the Company or any Company Subsidiary, deemed to be the amount of such Taxes for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction, the numerator of which is the number of calendar days in the portion of such Straddle Period ending on and including the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period; and

(ii) in the case of all other Taxes (including, for the avoidance of doubt, Excise Taxes and Blenders Tax Credits), deemed equal to the amount that would be payable if the relevant Straddle Period ended on and included the Closing Date (as if there was an interim period closing of the books); provided, that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the portion of the Straddle Period ending on and including the Closing Date and the portion of the Straddle Period beginning after the Closing Date in proportion to the number of calendar days in each portion of such Straddle Period.

(j) Tax Refunds. The amount of any refunds of Taxes (including, for the avoidance of doubt, any refunds of Excise Taxes and Blenders Tax Credits) of the Company and any Company Subsidiary for any Pre-Closing Tax Period shall be for the account of Sinclair HoldCo. The amount of any refunds of Taxes of the Company and any Company Subsidiary for any Tax period beginning after the Closing Date shall be for the account of New Parent. The amount of any refund of Taxes (including, for the avoidance of doubt, any refunds of Excise Taxes and Blenders Tax Credits) of the Company and any Company Subsidiary for any Straddle Period shall be equitably apportioned between New Parent and Sinclair HoldCo in accordance with the principles set forth in Section 6.3(i). Notwithstanding the foregoing, Sinclair HoldCo shall not be entitled to any refund of Taxes pursuant to this Section 6.3(j) (A) attributable to the carryback of any Tax attribute from a Tax period (or portion thereof) beginning after the Closing Date to any Pre-Closing Tax Period or to the pre-Closing portion of any Straddle Period, or (B) included in the calculation of the Closing Adjustment Amount (or any item included therein). Each Party shall forward, and shall cause its Affiliates to forward, to the Party entitled to receive a refund of Tax pursuant to this Section 6.3(j) the amount of such refund within 30 days after such refund is received, net of any third-party costs or expenses (including Taxes) incurred by such Party or its Affiliates in procuring such refund; provided, that, notwithstanding anything in this Agreement to the contrary, in the event that any refund of Taxes is subsequently determined by any Governmental Authority to be less than the amount paid to such Party pursuant to this Section 6.3(j), such Party shall promptly return any such disallowed amounts (plus any interest in respect of such disallowed amount owed to a Governmental Authority) to the payor Party.

Section 6.4 Further Assurances.

(a) From time to time at the request of the other Party, (x) prior to the Closing, the Parent Parties, on the one hand, and the Company and Sinclair HoldCo, on the other hand, and, (y) from and after the Closing, New Parent and the Company, on the one hand, and Sinclair HoldCo, on the other hand, shall, without further consideration, execute and deliver such documents, instruments and assurances of transfer, conveyance, assignment and assumption, and take such further actions as may reasonably be necessary or desirable to carry out and effectuate the provisions of this Agreement (including the Company Reorganization), including, if and to the extent it is determined at any time after the Closing (a) that legal title to, beneficial ownership of, or other interest in all or part of (i) any asset of the Retained Business (including any asset used to provide services contemplated by the Transition Services Agreement) is held by any member of the Company Group, or (ii) any asset of the Downstream Business (excluding any asset used to provide services contemplated by the Transition Services Agreement) is held by Sinclair HoldCo or any of its Affiliates, or (b) (i) that any member of the Company Group assumed or retained, as applicable, any of the Retained Liabilities, or (ii) that Sinclair HoldCo or any of its Affiliates assumed or retained, as applicable, any of the Assumed Liabilities, in each case taking such actions as Parent or Sinclair HoldCo may reasonably direct in order to carry out the purposes set forth herein, without further consideration.

(b) Sinclair HoldCo and Parent shall negotiate in good faith and use commercially reasonable efforts to prepare and finalize a mutually agreeable “Exhibit A” to the Transition Services Agreement within six (6) months from the date of this Agreement.

Section 6.5 Access, Information and Documents.

(a) From and after the date hereof until the Closing, on reasonable advance notice from Parent, the Company shall, and shall cause each other member of the Company Group to, to the extent permitted by Law, permit Parent and its Representatives to have reasonable access, during regular business hours, to the assets (including the Sinclair Real Property), Facilities, personnel, Contracts, books and records and other documents and data relating to the Company Group; provided, however, that (i) no such access (or related activities or investigations) shall unreasonably interfere with any of the Company Group’s normal business operations, (ii) no such access (or related activities or investigations) shall be permitted on any portion of Sinclair Leased Real Property if such access (or related activities or investigations) would violate the terms of the applicable Sinclair Lease and (iii) access to personnel of the Company Group shall be subject to the prior approval of the Company as to the scope and duration of such access and the specific personnel involved, such approval not to be unreasonably withheld, conditioned or delayed. Parent shall bear the risk of injury to itself, any of its Affiliates, and their respective Representatives conducting any investigation or inspection pursuant to this Section 6.5, except to the extent such injury is caused by the gross negligence or willful misconduct of the Company Group or any of its personnel. The Company shall have the right to have one or more Representatives accompany Parent and its Representatives at all times during Parent’s and its Representatives’ on-site inspection of the assets, Facilities, personnel, Contracts, books and records and other documents and data relating to the Company Group.

(b) Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall be construed to permit Parent or its Representatives to (i) have access to any files, records, Contracts or documents of the Company Group relating to (A) particular terms of any Contracts to the extent that disclosure of such terms, based upon the advice of outside counsel of the Company, could risk violating any antitrust or similar applicable Law or (B) information that is subject to confidentiality restrictions or attorney-client or other legal privilege, provided, however, that in the event such information is not provided, Sinclair HoldCo shall provide Parent with notice thereof and a reasonable description of the nature of such withheld information, (ii) subject to Section 6.2(c), have access to competitively sensitive information, including proprietary technology or processes or trade or industrial secrets or (iii) conduct any invasive inspections, investigations, tests or assessments of any portion of Sinclair Real Property or any invasive environmental tests, including any sampling or other invasive investigation of the soil, water, air, soil gas, surface water, groundwater, building materials or other environmental media at any Sinclair Real Property or access the proprietary network of the Company Group (provided, however, that nothing herein shall prohibit licensed surveyors engaged by Parent from accessing the Sinclair Real Property for purposes of preparing ALTA/NSPS surveys thereof, which surveys Sinclair HoldCo hereby expressly permits). Parent shall ensure that the access permitted pursuant to Section 6.5 will be solely in connection with the Contemplated Transactions. During such access, Parent and its Representatives shall comply with the applicable policies and procedures of the Company Group that have been provided to Parent and its Representatives prior to or in connection with such access. If, at any time, the Company reasonably believes that any

Representative of Parent has not complied with such policies and procedures, then the Company may immediately terminate such Representative’s access. New Parent shall indemnify and hold harmless Sinclair HoldCo, the Company and their respective Affiliates from and against all Damages that arise out of or result from any of Parent’s and its Representatives’ site visits and access to any property of the Company Group, except to the extent arising from or relating to the gross negligence or willful misconduct of the Company Group. Promptly upon completion of any such access, Parent shall repair at its sole expense any Damages caused by such access.

(c) From and after the date hereof until the Closing, if Sinclair HoldCo believes in good faith that a Parent Material Adverse Effect has occurred or would reasonably be expected to occur, then on reasonable advance notice from Sinclair HoldCo, Parent shall, and shall cause each other Parent Entity to, to the extent permitted by Law and solely to the extent reasonably necessary for Sinclair HoldCo to evaluate whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur, permit Sinclair HoldCo and its Representatives to have reasonable access, during regular business hours, to the assets and properties (including the Parent Real Property) of the applicable Parent Entities in respect of which Sinclair HoldCo reasonably believes a Parent Material Adverse Effect has occurred or would reasonably be expected to occur; provided, however, that (i) no such access (or related activities or investigations) shall unreasonably interfere with any Parent Entity’s normal business operations, (ii) no such access (or related activities or investigations) shall be permitted on any portion of Parent Leased Real Property if such access (or related activities or investigations) would violate the terms of the applicable Parent Lease, and (iii) no such access shall be permitted with respect to competitively sensitive information, including proprietary technology or processes or trade or industrial secrets. Sinclair HoldCo shall bear the risk of injury to itself, any of its Affiliates, and their respective Representatives conducting any investigation or inspection pursuant to this Section 6.5, except to the extent such injury is caused by the gross negligence or willful misconduct of the Parent Entities or any of its personnel. Parent shall have the right to have one or more Representatives accompany Sinclair HoldCo and its Representatives at all times during Sinclair HoldCo and its Representatives’ on-site inspection of the assets or properties relating to the Parent Entities.

(d) No Party, nor any of its Affiliates, or their respective Representatives, shall, prior to the Closing, contact any known customer, vendor, supplier, lessor, lessee, party to an easement, or employee of the other Party with respect to the Contemplated Transactions, except where it has received the prior written consent of such other Party. Notwithstanding the foregoing, but subject to the applicable terms of the Confidentiality Agreement, this Section 6.5(d) shall not limit or otherwise restrict any Party, its Affiliates, or their respective Representatives from contacting or having business dealings with any such Person with whom any such Party or its Affiliates has or may have business dealings, so long as such contact or business dealings do not relate to the other Party’s business dealings with such Person or with respect to any aspect of the Contemplated Transactions.

(e) Each of Sinclair HoldCo and Parent acknowledges and agrees that the Confidentiality Agreement remains in full force and effect and, in addition, shall keep confidential, in accordance with the provisions of the Confidentiality Agreement, information provided to such Party pursuant to this Section 6.5. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement and the provisions of this Section 6.5(e) shall nonetheless continue in full force and effect in accordance with the terms thereof.

Section 6.6 Conduct of the Business.

(a) From the date hereof until the Closing, except (i) as required by applicable Law, (ii) as Parent shall otherwise consent in writing, which consent shall not be unreasonably withheld, conditioned or delayed, (iii) as set forth on Schedule 6.6(a), or (iv) as required pursuant to this Agreement or the Midstream Contribution Agreement, (A) Sinclair HoldCo and the Company shall, and shall cause each member of the Company Group to, (1) conduct the business of the Company Group in the ordinary course of business consistent with past practice, including in respect of turnarounds, turnaround planning, routine maintenance and routine preventive maintenance activities, asset inspections and repairs (including in the case of any Casualty Event) and such capital expenditures and projects as are in the Company Group’s operational plans for such period, and (2) use commercially reasonable efforts to (I) maintain and preserve intact the current organization, operations, assets and franchise of the Company Group and (II) to preserve the rights, franchises, goodwill and relationships of the Company Employees, customers, suppliers, vendors, lessors, lessees, parties to easements, regulators and others having relationships with the Company Group, and (B) the Company shall not, and shall cause the Company Group not to:

(i) create or allow for the creation of any Encumbrance (other than a Permitted Encumbrance) on any of the material assets of the Company Group;

(ii) authorize for issuance, issue, sell or deliver (A) any equity or voting interests in any member of the Company Group, other than issuances of equity interests in one member of the Company Group to another member of the Company Group, or (B) any securities convertible into or exchangeable for, or evidencing the right to subscribe for or acquire any equity or voting interests in any member of the Company Group, in each case, other than in connection with the conversion of any member of the Company Group to a limited liability company;

(iii) split, combine, reclassify, redeem, purchase or otherwise acquire, directly or indirectly, any outstanding capital stock or other equity interests of the Company or any Company Subsidiary;

(iv) assume, incur or guarantee any Indebtedness, other than (A) Indebtedness referred to in clauses (d), (h) (with respect to Indebtedness referred to in clause (d) of the definition thereof) and (i) (with respect to Indebtedness referred to in clause (d) of the definition thereof), (B) under the Specified Funded Indebtedness, (C) any Indebtedness incurred in connection with a Permitted Encumbrance or (D) performance bonds, letters of credit or hedging arrangements in the ordinary course of business;

(v) cancel any material debts or waive any material claims or rights that, but for such cancellation or waiver, as applicable, would have remained outstanding as of the Closing;

(vi) adopt or propose any amendment to the organizational documents of the Company or any other member of the Company Group in a manner (A) adverse to the Parent Parties or (B) that could delay or prevent the consummation of the Contemplated Transactions, in each case, other than in connection with the conversion of any member of the Company Group to a limited liability company;

(vii) enter into, amend or modify in any material respect or terminate any Contract that is or would be a Sinclair Material Contract (other than the Company Revolving Credit Facility) or Sinclair Lease if in existence on the date hereof, or otherwise waive, release or assign any material rights, claims or benefits thereunder, in each case other than in the ordinary course of business consistent with past practice;

(viii) change any of the material accounting, financial reporting or Tax principles, practices or methods used by the Company or any Company Subsidiary, except as may be required in order to comply with changes in GAAP or applicable Law, including Tax Laws;

(ix) make, change or revoke any material Tax election (but excluding any election that must be made periodically in the ordinary course of business and is made consistent with past practice), enter into any material closing agreement, surrender any right to a material Tax refund, settle or compromise any Income Tax or other material Tax Proceeding for an amount materially in excess of the amounts accrued or reserved with respect thereto in the Financial Statements, or consent to any extension or waiver of the limitation period applicable to any Income Tax or other material Tax claim or assessment;

(x) make any filings or registrations with any Governmental Authority, except for filings and registrations made in the ordinary course of business consistent with past practice;

(xi) acquire any material business or Person, by merger, consolidation, purchase of assets or equity interests or otherwise;

(xii) acquire, lease, transfer, sell, assign or dispose of any assets (excluding the sale or other disposition of Hydrocarbon Inventory in the ordinary course of business consistent with past practice and the sale or other disposition of equipment that is surplus, obsolete or replaced in the ordinary course of business consistent with past practice) that, taken as a whole, are material to the Company Group;

(xiii) cancel, terminate, amend, allow to lapse or fail to renew (on materially the same terms or on terms not materially less favorable to the Company Group) or maintain in full force and effect any of the Insurance Policies, provided that in no event shall Sinclair HoldCo, the Company, or the Company Group be required to pay an annual aggregate premium for any such Insurance Policy in excess of one hundred fifty percent (150%) of the current annual aggregate premium for such Insurance Policy;

(xiv) dissolve, wind up or liquidate any member of the Company Group;

(xv) take any action (or omit to take any action) if such action (or omission) would reasonably be expected to cause any of the conditions set forth in Article 7 not being satisfied by the End Date;

(xvi) other than as required by the terms of any Sinclair Benefit Plan in effect as of the date hereof, (A) establish, adopt or materially amend any Sinclair Benefit Plan or any collective bargaining agreement, other than any offer letters providing solely for base compensation and participation in broad-based Sinclair Benefit Plans entered into with new or prospective hires in the ordinary course, or (B) increase the compensation of any Sinclair Employee, other than such increases that are (x) in the ordinary course of business consistent with past practice and, (y) in the reasonable judgment of the management of the Company, reasonably necessary to comport with prevailing market requirements;

(xvii) approve, make or commit any member of the Company Group to any growth capital project in excess of $40,000,000;

(xviii) amend, modify or alter the Reorganization Agreement or any of the agreements, documents, schedules or certificates contemplated thereby or related to the Company Reorganization, or otherwise cause the Reorganization Agreement to be amended, modified or altered in any way, or enter into any additional documents, instruments or assurances of transfer, conveyances, assignments or assumptions to effectuate the transactions contemplated by the Reorganization Agreement; or

(xix) agree to take any of the foregoing actions.

Notwithstanding the foregoing and without requiring the consent of Parent, the Company and the other members of the Company Group may, in their reasonable discretion, take any and all actions (x) necessary to prevent or minimize injury to persons or damage to property in the case of an emergency or a health, environmental or safety concern involving the Company Group (including to mitigate or remedy the endangerment of health or safety of any Person or the Environment or in connection with any forced outage or force majeure event), (y) necessary to comply with a Sinclair Lease or any recorded document affecting the Sinclair Real Property or (z) necessary to address regulatory requirements or other requirements of applicable Law (including preliminary curtailment or similar operating decisions with respect to the Facilities taken as a safety precaution in the reasonable good faith discretion of the management of the Company) and the Company shall provide advance notice where reasonable and otherwise, as promptly as reasonably practicable, inform Parent of any such actions taken outside the ordinary course of business.

(b) From the date hereof until the Closing, except (i) as required by applicable Law, (ii) as the Company shall otherwise consent in writing, which consent shall not be unreasonably withheld, conditioned or delayed, (iii) as set forth on Schedule 6.6(b), or (iv) as required or contemplated pursuant to this Agreement (including any Woods Cross Refinery Divestiture Action) or the Midstream Contribution Agreement, Parent shall not, and shall cause its Subsidiaries not to:

(i) prior to the receipt of the Parent Stockholder Approval, issue any equity interests in any Parent Entity or any equity interests convertible into any equity interests of any Parent Entity, other than (A) issuances by a direct or indirect wholly owned Subsidiary of Parent of equity securities to such Person’s parent or any other direct or indirect wholly owned Subsidiary of Parent, (B) (1) the grant of Parent Restricted Stock Unit Awards, Parent Performance Share Unit Awards or similar awards under the Parent Stock Plans in the ordinary course of business consistent with past practice (including as to timing, amount and purpose of each such issuance) or (2) the issuance of shares of Parent Common Stock upon the settlement of Parent Restricted

Stock Unit Awards or Parent Performance Share Unit Awards outstanding on the date of this Agreement or issued after the date of this Agreement in accordance with this Agreement, in each case, in accordance with their terms as in effect on the date of issuance or (C) issuances of Parent Common Stock through one or more public or private offerings or other transactions of up to five percent (5%) of the shares of Parent Common Stock issued and outstanding as of the date of this Agreement, in the aggregate;

(ii) issue any equity interests in any Parent Entity or any equity interests convertible into any equity interests of any Parent Entity to any current or former director, officer, employee, independent contractor or other Representative of any Parent Entity, other than the grant of any Parent Restricted Stock Unit Awards, Parent Performance Share Unit Awards or similar awards under the Parent Stock Plans in the ordinary course of business consistent with past practice (including as to timing, amount and purpose of each such issuance);

(iii) adopt any amendment to the organizational documents of any Parent Entity in a manner adverse to the Company or Sinclair HoldCo;

(iv) prior to the receipt of the Parent Stockholder Approval, directly or indirectly acquire or agree to acquire (A) by merging or consolidating with, purchasing a substantial equity interest in or a substantial portion of the assets of, making an investment in or loan or capital contribution to or in any other manner, any corporation, partnership, association or other business organization or division thereof or (B) any assets that are otherwise material to Parent and its Subsidiaries, in each case, other than any acquisitions as to which the aggregate amount of the consideration paid or transferred by Parent and its Subsidiaries in connection with all such acquisitions would not exceed $250,000,000;

(v) directly or indirectly acquire or agree to acquire (A) by merging or consolidating with, purchasing a substantial equity interest in or a substantial portion of the assets of, making an investment in or loan or capital contribution to or in any other manner, any corporation, partnership, association or other business organization or division thereof or (B) any assets that are otherwise material to Parent and its Subsidiaries, in each case, other than acquisitions that would not reasonably be expected to prevent or materially delay the Closing;

(vi) dissolve, wind up or liquidate Parent;

(vii) declare, issue, pay or make, or set a record date prior to the Closing with respect to, any dividend or distribution in respect of any of its capital stock or other equity securities except the (A) declaration and payment of dividends or distributions from any direct or indirect wholly owned Subsidiary of Parent to Parent or any other wholly owned Subsidiary thereof, or (B) declaration of quarterly dividends on the Parent Common Stock in accordance with the organizational documents of Parent not to exceed $0.35 per share of Parent Common Stock prior to May 2022 and $0.40 per share of Parent Common Stock thereafter (which dividend amount shall be adjusted for any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, or any similar event);

(viii) take any action (or omit to take any action) if such action (or omission) would reasonably be expected to cause any of the conditions set forth in Article 7 not being satisfied by the End Date; or

(ix) agree to take any of the foregoing actions.

(c) In furtherance of, and without limiting the Parties’ obligations in this Section 6.6, Sinclair HoldCo shall, from and after the date hereof until the Closing, cause each member of the Company Group to use commercially reasonable efforts to take the actions set forth on Schedule 6.6(c).

Section 6.7 No Solicitation; Recommendations.

(a) Except in connection with any Woods Cross Refinery Divestiture Action, prior to the Closing Parent shall not, and shall not permit or authorize any of the other Parent Entities or any of their respective directors or officers to, and shall use reasonable best efforts to cause each of the other Representatives of Parent and the other Parent Entities, directly or indirectly, not to (i) solicit, initiate, endorse, knowingly encourage or knowingly facilitate any inquiry, proposal or offer that constitutes a Parent Acquisition Proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to any Parent Acquisition Proposal, or (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information or data with respect to, or otherwise cooperate in any way with, any Parent Acquisition Proposal. Parent shall, and shall cause each of the other Parent Entities and their respective directors and officers to, and shall use reasonable best efforts to cause each of the other Representatives of Parent and the other Parent Entities to, (A) immediately cease and cause to be terminated all existing discussions and negotiations with any Person conducted heretofore with respect to any Parent Acquisition Proposal or proposal or offer that would reasonably be expected to lead to a Parent Acquisition Proposal and immediately terminate all physical and electronic data room access previously granted to any such Person, and (B) request the prompt return or destruction of all confidential information furnished with respect to any Parent Acquisition Proposal or potential Parent Acquisition Proposal during the six (6) months prior to the date of this Agreement, to the extent such return or destruction had not previously been requested. Nothing in this Section 6.7 shall prohibit Parent or the Parent Board, directly or indirectly through any Representative, from informing any person that Parent is party to this Agreement and informing such person of the restrictions that are set forth in this Section 6.7. Notwithstanding the foregoing, if at any time following the date of this Agreement and prior to obtaining the Parent Stockholder Approval, (1) Parent receives an unsolicited written Parent Acquisition Proposal that the Parent Board determines in good faith to be bona fide, (2) such Parent Acquisition Proposal did not result from a breach of this Section 6.7, (3) the Parent Board determines in good faith (after consultation with outside counsel and Parent’s financial advisor) that such Parent Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, and (4) the Parent Board determines in good faith (after consultation with outside counsel) that the failure to take the actions referred to in clause (x) or (y) below would be inconsistent with the Parent Board’s fiduciary duties to the Parent Stockholders under applicable Law, then Parent may (x) furnish information with respect to Parent and the other Parent Entities to the Person making such Parent Acquisition Proposal pursuant to a customary confidentiality agreement containing confidentiality terms substantially similar to, and no less favorable to Parent than, those set forth in the

Confidentiality Agreement (an “Acceptable Confidentiality Agreement”); provided, that (I) Parent shall provide Sinclair HoldCo with a non-redacted copy of each confidentiality agreement Parent has executed in accordance with this Section 6.7 and (II) any non-public information provided to any such Person shall have been previously provided to Sinclair HoldCo or shall be provided to Sinclair HoldCo prior to or substantially concurrently with (or in the case of oral communication only, within 24 hours after) the time it is provided to such Person, and (y) participate in discussions or negotiations with the Person making such Parent Acquisition Proposal and such Person’s Representatives and financing sources regarding such Parent Acquisition Proposal and take any other actions with respect to such Parent Acquisition Proposal that would otherwise be restricted by Section 6.7(a)(i) or Section 6.7(a)(ii) (it being understood that no solicitation under this clause (y) shall result in any proposal or offer being deemed to be “solicited”). Notwithstanding the foregoing, prior to obtaining Parent Stockholder Approval, Parent and its Representatives may contact the Person or group of Persons making the Parent Acquisition Proposal solely to clarify the terms and conditions thereof in order to determine whether such inquiry or proposal constitutes or would reasonably be expected to lead to a Superior Proposal or to request that any Parent Acquisition Proposal made orally be made in writing.

(b) Except as permitted by Section 6.7(c), neither the Parent Board nor any committee thereof shall:

(i) (A) withdraw (or modify or qualify) the Parent Recommendation, (B) recommend or otherwise declare advisable the approval by the Parent Stockholders of any Parent Acquisition Proposal, (C) publicly propose to take the actions set forth in clause (A) or (B), or (D) fail to publicly reaffirm the Parent Recommendation within ten (10) Business Days after Sinclair HoldCo so requests in writing, which request is transmitted after any public disclosure of any Parent Acquisition Proposal (provided that Parent will have no obligation to make such reaffirmation on more than two occasions with respect to any Parent Acquisition Proposal) (each such action set forth in this Section 6.7(b)(i) being referred to herein as an “Adverse Recommendation Change” with respect to the Parent Recommendation); or

(ii) cause or permit Parent or any of the other Parent Entities to enter into, or publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract, except for an Acceptable Confidentiality Agreement (each, an “Alternative Acquisition Agreement”), in each case constituting or related to any Parent Acquisition Proposal.

(c) Notwithstanding Section 6.7(b), at any time prior to obtaining the Parent Stockholder Approval, the Parent Board may, if it determines in good faith (after consultation with outside counsel) that the failure to do so would be inconsistent with the Parent Board’s fiduciary duties to the Parent Stockholders under applicable Law, taking into account all adjustments to the terms of this Agreement that may be offered by Sinclair HoldCo pursuant to this Section 6.7, (i) make an Adverse Recommendation Change in response to either (x) a Superior Proposal or (y) an Intervening Event or (ii) terminate this Agreement pursuant to Section 8.3(a)(iii) and pay the Parent Termination Fee to enter into an Alternative Acquisition Agreement relating to a Superior Proposal; provided, however, that the Parent Board may not make an Adverse Recommendation Change or terminate this Agreement to enter into an Alternative Acquisition Agreement relating to a Superior Proposal in response to a Superior Proposal unless:

(i) Parent notifies Sinclair HoldCo in writing at least five (5) Business Days before taking that action of its intention to do so, and specifies the reasons therefor, including the terms and conditions of, and the identity of the Person making, such Superior Proposal, and contemporaneously furnishes to Sinclair HoldCo a copy (if any) of the proposed Alternative Acquisition Agreement and any other relevant transaction documents (it being understood and agreed that any amendment to the financial terms or any other material amendment to any material term of such Superior Proposal shall require a new written notice by Parent and a new notice period, provided such notice period shall be shortened to three (3) Business Days);

(ii) during the five (5) Business Day period (or three (3) Business Day period, as applicable) prior to its effecting an Adverse Recommendation Change or terminating this Agreement, as applicable, Parent negotiates, and causes its financial and legal advisors to, negotiate with Sinclair HoldCo in good faith (to the extent Sinclair HoldCo seeks to negotiate) regarding any revisions to the terms of the Contemplated Transactions proposed by Sinclair HoldCo; and

(iii) if Sinclair HoldCo makes a proposal during such five (5) Business Day period (or three (3) Business Day period, as applicable) to adjust the terms and conditions of this Agreement, the Parent Board, after taking into consideration the adjusted terms and conditions of this Agreement as proposed by Sinclair HoldCo, continues to determine in good faith (after consultation with outside counsel and Parent’s financial advisor) that such Superior Proposal continues to be a Superior Proposal and that (after consultation with outside counsel) the failure to make an Adverse Recommendation Change or terminate this Agreement, as applicable, would be inconsistent with the Parent Board’s fiduciary duties to Parent Stockholders under applicable Law;

provided, further, that the Parent Board may not make an Adverse Recommendation Change in response to an Intervening Event, unless:

(A) Parent notifies Sinclair HoldCo in writing at least five (5) Business Days before making an Adverse Recommendation Change with respect to such Intervening Event of its intention to do so and specifies the reasons therefor and describing such Intervening Event in reasonable detail;

(B) during the five (5) Business Day period prior to its effecting an Adverse Recommendation Change, Parent negotiates, and causes its financial and legal advisors to, negotiate with Sinclair HoldCo in good faith (to the extent Sinclair HoldCo seeks to negotiate) regarding any revisions to the terms of the Contemplated Transactions proposed by Sinclair HoldCo; and

(C) if Sinclair HoldCo makes a proposal during such five (5) Business Day period to adjust the terms and conditions of this Agreement, the Parent Board, after taking into consideration the adjusted terms and conditions of this Agreement as proposed by Sinclair HoldCo, continues to determine in good faith (after consultation with outside counsel) that the failure to make such Adverse Recommendation Change would be inconsistent with the Parent Board’s fiduciary duties to the Parent Stockholders under applicable Law.

(d) In addition to its obligations set forth in Section 6.7(a) and Section 6.7(b), Parent shall promptly (and in any event within the shorter of one (1) Business Day and forty-eight (48) hours of receipt) advise Sinclair HoldCo in writing in the event Parent or any of the other Parent Entities or Representatives receives (i) any indication by any Person that it is considering making a Parent Acquisition Proposal, (ii) any inquiry or request for information, discussion or negotiation that would reasonably be expected to lead to or that contemplates a Parent Acquisition Proposal, or (iii) any proposal or offer that would reasonably be expected to lead to a Parent Acquisition Proposal, in each case together with a description of the material terms and conditions of any such indication, inquiry, request, proposal or offer, the identity of the Person making any such indication, inquiry, request, proposal or offer, and a copy of any written proposal, offer or draft agreement provided by such Person. Parent and the Parent Board shall keep Sinclair HoldCo reasonably informed on a timely basis of the status and details (including, within the shorter of one (1) Business Day and forty-eight (48) hours after the occurrence of any material amendment, modification or development) of any such Parent Acquisition Proposal, request, inquiry, proposal or offer, including furnishing copies of any material written correspondence provided to Parent, and copies of all draft documentation provided to Parent for a Parent Acquisition Proposal. Without limiting any of the foregoing, Parent shall promptly (and in any event within the shorter of one (1) Business Day and forty-eight (48) hours) notify Sinclair HoldCo if Parent determines to begin providing information or to engage in discussions or negotiations concerning a Parent Acquisition Proposal pursuant to Section 6.7(a) and shall in no event begin providing such information or engaging in such discussions or negotiations prior to providing such notice.

(e) Parent agrees that any violation of the restrictions set forth in this Section 6.7 by any director or officer of Parent, or any other Representative of Parent specifically acting at the direction of Parent shall be deemed to be a breach of this Section 6.7 by Parent.

(f) Parent shall not, and shall cause the other Parent Entities not to, enter into any confidentiality agreement with any Person subsequent to the date of this Agreement that would restrict Parent’s ability to comply with any of the terms of this Section 6.7, and each of Parent represents that neither it nor any of the other Parent Entities is a party to any such agreement.

(g) Prior to the Closing, Parent shall not take any action to exempt any Person (other than the Company and its Affiliates) from the restrictions on “business combinations” contained in Section 203 of the DGCL (or any similar provision of any other Takeover Laws) or otherwise cause such restrictions not to apply, or agree to do any of the foregoing.

(h) Nothing contained in Section 6.7(a) shall prohibit Parent from (i) taking and disclosing a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure to the stockholders of Parent that is required by applicable Law; provided, however, that if such disclosure has the effect of withdrawing or adversely modifying the Parent Recommendation, such disclosure shall be deemed to be an Adverse Recommendation Change and Sinclair HoldCo shall have the right to terminate this Agreement as set forth in Section 8.1(f), or (iii) making any “stop, look and listen” communication pursuant to Section 14d-9(f) under the Exchange Act.

(i) For purposes of this Agreement:

(i) “Parent Acquisition Proposal” means, with respect to Parent, any proposal or offer with respect to any direct or indirect acquisition or purchase or license, in one transaction or a series of transactions, and whether through any merger, reorganization, consolidation, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture, licensing or similar transaction, or otherwise, of (A) twenty percent (20%) or more of the consolidated assets of Parent (based on the fair market value thereof), (B) the assets of Parent and the other Parent Entities accounting for twenty percent (20%) or more of consolidated EBITDA of Parent during the prior twelve (12) months or (C) twenty percent (20%) or more of the capital stock or voting power of Parent or any of the other Parent Entities, in each case other than the Contemplated Transactions;

(ii) “Superior Proposal” means, with respect to Parent, any unsolicited bona fide written Parent Acquisition Proposal that does not arise in connection with a violation of Section 6.7(a) that the Parent Board determines in good faith (after consultation with outside counsel and Parent’s financial advisor), taking into account all legal, financial, regulatory and other aspects of the proposal, including the terms of any financing or financing contingencies and the likelihood and timing of closing, and the Person making the proposal, is more favorable to the Parent Stockholders from a financial point of view than the Contemplated Transactions (including any adjustment to the terms and conditions proposed by the other Party in response to such proposal); provided, that, for purposes of this definition of “Superior Proposal,” references in the term “Parent Acquisition Proposal” to “twenty percent (20%) or more” shall be deemed to be references to “fifty percent (50%) or more”; and

(iii) “Intervening Event” means, with respect to Parent, a material event or circumstance that was not known or reasonably foreseeable to the Parent Board prior to the execution of this Agreement, which event or circumstance, or any material consequence thereof, becomes known to the Parent Board prior to the receipt of the Parent Stockholder Approval that does not relate to (A) a Parent Acquisition Proposal or (B) changes in the price of Parent Common Stock (it being understood that the underlying facts giving rise or contributing to such change in price may be taken into account in determining whether there has been an Intervening Event, to the extent otherwise permitted by this definition).

(j) Notwithstanding anything in this Section 6.7 to the contrary, the Parent Parties shall not be restricted or limited in any manner whatsoever from soliciting, initiating, endorsing, facilitating, negotiating or consummating any transaction or series of transactions solely in connection with any Woods Cross Refinery Divestiture Action.

(k) Sinclair HoldCo shall not, and shall not permit or authorize any member of the Company Group or any of their respective directors, managers or officers to, and shall use reasonable best efforts to cause each of the other Representatives of Sinclair HoldCo and each member of the Company Group, directly or indirectly, not to (i) solicit, initiate, endorse, knowingly encourage or knowingly facilitate any inquiry, proposal or offer with respect to Sinclair HoldCo or any member of the Company Group regarding any direct or indirect acquisition or purchase or license, in one transaction or a series of transactions, and whether through any merger, reorganization, consolidation, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture, licensing or similar transaction, or otherwise, of (A) any of the assets of the Company Group used in the conduct of the Downstream Business (other than sales of inventory in the ordinary course of business), or (B) any of the capital stock, equity interests or voting power of Sinclair HoldCo, the Company or any other member of the Company Group, in each case other than the Contemplated Transactions (each, a “Company Acquisition Proposal”), or any inquiry, proposal or offer that would reasonably be expected to lead to any Company Acquisition Proposal, or (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information or data with respect to, or otherwise cooperate in any way with, any Company Acquisition Proposal. Sinclair HoldCo shall, and shall cause each of the members of the Company Group and their respective directors, managers and officers to, and shall use reasonable best efforts to cause each of the other Representatives of Sinclair HoldCo and the Company Group to, (A) immediately cease and cause to be terminated all existing discussions and negotiations with any Person conducted heretofore with respect to any Company Acquisition Proposal or potential Company Acquisition Proposal and immediately terminate all physical and electronic data room access previously granted to any such Person, (B) request the prompt return or destruction of all confidential information furnished with respect to any Company Acquisition Proposal or potential Company Acquisition Proposal during the six (6) month period prior to the date of this Agreement, to the extent such return or destruction had not previously been requested, and (C) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement to which it or any of its Affiliates or Representatives is a party with respect to any Company Acquisition Proposal or potential Company Acquisition Proposal, and shall use reasonable best efforts to enforce the provisions of any such agreement, which shall include, to the extent such Party has knowledge of any breach of such agreement, using reasonable best efforts to seek any injunctive relief available to enforce such agreement.

(l) In addition to its obligations set forth in Section 6.7(k), Sinclair HoldCo shall promptly (and in any event within the shorter of one (1) Business Day and 48 hours of receipt) advise Parent in writing in the event Sinclair HoldCo or any member of the Company Group or any of their respective Representatives receives (i) any indication by any Person that it is considering making a Company Acquisition Proposal, (ii) any inquiry or request for information, discussion or negotiation that would reasonably be expected to lead to or that contemplates a Company Acquisition Proposal, or (iii) any proposal or offer that would reasonably be expected to lead to a Company Acquisition Proposal, in each case together with a description of the material terms and conditions of any such indication, inquiry, request, proposal or offer, the identity of the Person making any such indication, inquiry, request, proposal or offer, and a copy of any written proposal, offer or draft agreement provided by such Person. Sinclair HoldCo shall keep Parent reasonably informed on a timely basis of the status and details (including, within the shorter of one (1) Business Day and 48 hours after the occurrence of any material amendment, modification or development, discussion or negotiation) of any such Company Acquisition Proposal, request, inquiry, proposal or offer, including furnishing copies of any material written correspondence or other materials provided to Sinclair HoldCo or any member of the Company Group, and copies of all draft documentation provided to Sinclair HoldCo or any member of the Company Group.

(m) Neither Sinclair HoldCo nor any member of the Company Group shall enter into any confidentiality agreement with any Person subsequent to the date of this Agreement that would restrict any of their ability to comply with any of the terms of this Section 6.7, and each of Sinclair HoldCo and the Company represents that neither they nor any member of the Company Group is a party to any such agreement.

Section 6.8 Preparation of Proxy Statement; Special Meeting.

(a) As promptly as reasonably practicable following the date hereof, Parent and New Parent, as applicable, shall prepare and cause to be filed with the Commission, a proxy statement (together with any amendments thereof or supplements thereto, the “Proxy Statement”) in order to seek the Parent Stockholder Approval. Parent shall cause the Proxy Statement to comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder and other applicable Law. Each of the Company and Sinclair HoldCo shall (i) cooperate with Parent in the preparation of the Proxy Statement; (ii) use its reasonable best efforts to furnish the information reasonably requested by Parent for inclusion in the Proxy Statement and (iii) use its reasonable best efforts to provide such other assistance as may be reasonably requested by Parent or Parent’s outside legal counsel in connection with the preparation, filing and distribution of the Proxy Statement. Each of Parent and New Parent shall use its reasonable best efforts to have the Proxy Statement cleared by the Commission as promptly as is practicable after filing and cause the Proxy Statement to be mailed to the holders of Parent Common Stock as promptly as reasonably practicable after the Proxy Statement shall have been cleared by the Commission. Each Party shall also take any action required to be taken and make any necessary filings under the Securities Act, the Exchange Act or any applicable state securities Laws in connection with the Contemplated Transactions, this Agreement or the issuance of New Parent Common Stock in the Contemplated Transactions. All filings by the Company or Parent with the Commission in connection with the Contemplated Transactions and all mailings to the Parent Stockholders in connection with the Contemplated Transactions shall be subject to the reasonable opportunity for prior review and comment by the other Party, which comments the Company or Parent, as applicable, shall consider in good faith, acting reasonably.

(b) Sinclair HoldCo, the Company and Parent each agrees, as to itself and its Subsidiaries, to use reasonable best efforts so that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to the Parent Stockholders and at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statement was made, not misleading.

(c) If at any time prior to the Closing, any Party discovers any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers that should be set forth in an amendment or supplement to the Proxy Statement so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Party and Parent shall promptly cause to be filed with the Commission an appropriate amendment or supplement describing such information and, to the extent required by Law, disseminate such information to the Parent Stockholders. Nothing in this Section 6.8(c) shall limit the obligations of any Party under Section 6.8(a), Section 6.8(b) and Section 6.8(d).

(d) Parent shall notify the Company promptly of the receipt of any correspondence, communications or comments from the Commission or the staff of the Commission and of any request by the Commission or the staff of the Commission for amendments or supplements to the Proxy Statement or for additional information and shall supply the Company with (i) copies of all correspondence and a description of all material oral discussions between it or any of its Representatives, on the one hand, and the Commission or the staff of the Commission, on the other hand, with respect to the Proxy Statement or the Contemplated Transactions and (ii) copies of all orders of the Commission relating to the Proxy Statement.

(e) Except as otherwise set forth herein, as promptly as practicable, Parent shall duly call, give notice of, convene and hold a meeting of the Parent Stockholders for the purpose of obtaining the Parent Stockholder Approval (the “Special Meeting”). Subject to the terms hereof, such Special Meeting shall in any event be no later than 45 calendar days after Parent mails the Proxy Statement to the Parent Stockholders. Parent may postpone or adjourn the Special Meeting (i) (A) due to the absence of a quorum or (B) if Parent has not received proxies representing a sufficient number of shares of Parent Common Stock for the Parent Stockholder Approval, whether or not a quorum is present, to solicit additional proxies; or (ii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure that the Parent Board has determined in good faith after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Parent Stockholders prior to the Special Meeting; provided, that Parent may not postpone or adjourn the Special Meeting more than a total of two (2) times pursuant to clause (i)(A) and/or clause (i)(B) of this Section 6.8(e). Notwithstanding the foregoing, Parent shall, at the request of the Company, to the extent permitted by Law, adjourn the Special Meeting to a date specified by the Company for the absence of a quorum or if Parent has not received proxies representing a sufficient number of shares of Parent Common Stock for the Parent Stockholder Approval; provided, that Parent shall not be required to adjourn the Special Meeting more than one time pursuant to this sentence, and no such adjournment pursuant to this sentence shall be required to be for a period exceeding thirty (30) days. Except in the case of an Adverse Recommendation Change by Parent specifically permitted by Section 6.7(c), Parent, through the Parent Board, shall (i) make the Parent Recommendation to its stockholders and (ii) include the Parent Recommendation in the Proxy Statement. Without limiting the generality of the foregoing, Parent agrees that (x) except in the event of an Adverse Recommendation Change specifically permitted by Section 6.7(c), Parent shall use its reasonable best efforts to solicit proxies to obtain the Parent Stockholder Approval and (y) its obligations pursuant to this Section 6.8(e) shall not be affected by the occurrence of any Adverse Recommendation Change in response to an Intervening Event. For the avoidance of doubt, the Parties agree that Parent shall not be obligated to establish a record date for, duly call, give notice of, convene or hold the Special Meeting in the event of an Adverse Recommendation Change specifically permitted by Section 6.7(c) in response to a Superior Proposal. Parent shall cooperate with Sinclair HoldCo and keep Sinclair HoldCo reasonably informed regarding the status of the proxy solicitation.

Section 6.9 Employee Matters.

(a) Prior to and effective upon the Closing Date, Parent shall offer employment at Parent or an Affiliate of Parent to each employee set forth on Schedule 6.9 (each such employee listed on Schedule 6.9, as updated in accordance with this Section 6.9(a), a “Sinclair Employee”), subject to satisfactory completion of Parent or Parent’s Affiliate’s customary onboarding requirements and procedures (including typical pre-employment screening, including background checks and drug tests). Notwithstanding the foregoing, from and after the date of this Agreement until the Closing Date, if Sinclair HoldCo or any member of the Company Group or the Midstream Company Group hires any employee having any of the titles or positions set forth on Schedule 6.9(a) (each, a “Sinclair Executive Officer Position”) on terms and conditions (including compensation and benefits) that are not substantially similar to the employee(s) having such titles or positions as of the date of this Agreement, the terms and conditions (including compensation and benefits) of Parent’s offer of employment to such employee holding a Sinclair Executive Officer Position shall not be required to be any more favorable to such employee (including with respect to any termination, severance of other Liabilities) than the terms of employment of the person holding such Sinclair Executive Officer Position on the date of this Agreement. From and after the date of this Agreement until the Closing Date, Sinclair HoldCo shall, within five Business Days following the end of each calendar month, provide Parent with an updated Schedule 6.9 (or written confirmation of no updates thereto); provided, however, that Sinclair HoldCo may only update Schedule 6.9 (i) to remove an employee whose employment was terminated, (ii) to add an employee or (iii) with the written consent of Parent; provided, further, that, Sinclair HoldCo shall deliver the final Schedule 6.9 to Parent no fewer than twenty Business Days prior to the Closing Date. Each such offer of employment shall include terms such that such offer shall not give rise to a right of the applicable Sinclair Employee to terminate such Sinclair Employee’s employment for “Good Reason” and receive “Severance Benefits” in each case as defined in and pursuant to the terms of the Severance Plan applicable to such Sinclair Employee. With respect to each such Sinclair Employee who accepts such offer of employment from Parent, except as otherwise specifically provided in this Agreement or as required by applicable Law, effective as of the Closing Date, the employment of such Sinclair Employees with Sinclair HoldCo and its Subsidiaries (other than any member of the Company Group or the Midstream Company Group) shall terminate without any severance obligation on the part of Sinclair HoldCo or any of its Subsidiaries, and such Sinclair Employees shall cease all active participation in and accrual of benefits under the Sinclair Benefit Plans. Immediately prior to the Closing, the co-employment of each employee who is at that time employed by any member of the Company Group or Midstream Company Group shall terminate such that neither the Company nor any member of the Company Group or Midstream Company Group employs any employees on the Closing Date.

(b) With respect to each Sinclair Employee who remains in the employment of Parent or any of its Affiliates following the Closing Date (each, a “Continuing Employee”), for a period of at least one year following the Closing, Parent shall, or shall cause its Affiliate to, provide such Continuing Employee with (i) compensation and benefits that would not reasonably be expected to give rise to a right of the applicable Continuing Employee to terminate such Continuing Employee’s employment during such one-year period for “Good Reason” and receive “Severance Benefits” in each case as defined in and pursuant to the terms of the Severance Plan applicable to such Sinclair Employee, or (ii) “Severance Benefits” as defined in and pursuant to the terms of the Severance Plan in the event that such Continuing Employee would be eligible for such “Severance Benefits” under the Severance Plan as in effect immediately prior to the date hereof. For the avoidance of doubt, Parent shall also, or shall cause its Affiliate to, provide such Severance Benefits for any Continuing Employee for whom clause (i) of this Section 6.9(b) applies.

(c) With respect to any employee benefit plans, arrangements and employment related entitlements (including under any Parent Benefit Plan or any other applicable pension, 401(k), savings, medical, dental, vision, life insurance, disability insurance, vacation, long-service leave or other leave entitlements, post-retirement health and life insurance, severance or separation pay plans) provided, sponsored, maintained or contributed to by New Parent or its Affiliates in which any Continuing Employee will be eligible to participate on or after the Closing Date, New Parent shall, and shall cause its Affiliates to, use commercially reasonable efforts to recognize all service of such Continuing Employee with any member of the Company Group or Midstream Company Group and any predecessor employers as if such service were with Parent for purposes of eligibility to participate and level of benefits; provided, however, that such service shall not be recognized to the extent that (i) such recognition would result in a duplication of benefits for the same period of service or (ii) such service was not recognized under the corresponding Sinclair Benefit Plan.

(d) New Parent shall, and shall cause its Affiliates to, use commercially reasonable efforts to waive any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by New Parent or any of its Affiliates in which Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Closing, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Sinclair Benefit Plan immediately prior to the Closing. Parent shall, and shall cause its Affiliates to, use commercially reasonable efforts to recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) during the calendar year in which the Closing occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Closing.

(e) Sinclair HoldCo shall be solely responsible for any retention bonus or similar arrangements established on or prior to the Closing Date, and the employer portion of any payroll tax liabilities associated therewith.

(f) The provisions of this Section 6.9 are for the sole benefit of the Parties and nothing herein, expressed or implied, is intended or shall be construed to confer on or give to any Person (including any current or former employees, directors, or independent contractors of the Company Group, Midstream Company Group, Parent or any of its Affiliates), other than the Parties and their respective permitted successors and assigns, any legal or equitable or other rights or remedies with respect to the matters provided for in this Section 6.9. Nothing contained herein shall be (i) deemed an amendment of any Sinclair Benefit Plan or any Parent Benefit Plan or other benefit plan of Parent or any of its Affiliates or (ii) construed as requiring, and the Company shall take no action that would have the effect of requiring, Parent or its Affiliates to continue any specific employee benefit plans or to continue the employment of any specific Person.

Section 6.10 280G Cooperation.

(a) As soon as reasonably practicable following the execution of this Agreement but in any case no later than thirty (30) Business Days prior to the Closing Date, Sinclair HoldCo shall provide to New Parent and New Parent’s advisors, for their reasonable review and comment, its preliminary analysis (“Section 280G Analysis”) regarding the application of Section 280G of the Code and the regulations promulgated thereunder (“Section 280G”) in connection with the Contemplated Transactions (either alone or in combination with any other additional or subsequent event, including a termination of employment) to each Person who is determined by Sinclair HoldCo to be a “disqualified individual” within the meaning of Section 280G (each such Person, a “280G Disqualified Individual”). No later than fifteen (15) Business Days prior to the Closing Date, Sinclair HoldCo shall provide to New Parent and New Parent’s advisors, for their reasonable review and comment, its final Section 280G Analysis.

(b) Sinclair HoldCo shall (a) use commercially reasonable efforts to obtain, prior to the solicitation of the 280G Approval (as defined below), a waiver agreement from each 280G Disqualified Individual who could otherwise receive or retain or have the right or entitlement to receive or retain any “parachute payment” within the meaning of Section 280G, waiving any and all rights or entitlements to receive or retain any such payment to the extent that the value thereof (determined in accordance with Section 280G) equals or exceeds three times such Person’s “base amount” (within the meaning of and determined in accordance with Section 280G), unless the 280G Approval is obtained (each such waiver agreement, a “280G Waiver”); provided that a “disqualified individual’s” election not to execute a 280G Waiver despite Sinclair HoldCo’s commercially reasonable efforts to obtain such waiver will not, by itself, constitute a breach of this Section 6.10, and (b) following the execution of the 280G Waivers by any applicable “disqualified individuals,” solicit and take commercially reasonable efforts to obtain any necessary stockholder approval of any such payments or benefits so waived in a manner that is intended to satisfy all the requirements of Section 280G(b)(5)(B) of the Code and the regulations promulgated thereunder (the “280G Approval”); provided that the stockholders’ failure to approve such waived payments and benefits pursuant to the 280G Approval despite Sinclair HoldCo’s commercially reasonable efforts to obtain such 280G Approval will not, by itself, constitute a breach of this Section 6.10.

(c) No later than ten (10) Business Days prior to soliciting the 280G Waivers as provided above, Sinclair HoldCo shall provide to New Parent and New Parent’s advisors drafts of the stockholder approval materials (including Section 280G Waivers, disclosure and consent documentation) for their reasonable review and comment (which such comments shall be considered in good faith by Sinclair HoldCo for incorporation into such documentation).

Section 6.11 Takeover Laws.

Each of Parent, the Parent Board, the Company and Sinclair HoldCo, acting in its capacity as sole member of the Company, shall (a) take no action to cause any Takeover Law to become applicable to this Agreement or the Contemplated Transactions and (b) if any Takeover Law is or becomes applicable to this Agreement or the Contemplated Transactions, take all reasonable action necessary to cause the Contemplated Transactions to be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Law with respect to this Agreement and the Contemplated Transactions.

Section 6.12 Notification of Certain Matters.

Prior to the Closing, each of Parent and the Company shall, to the extent permitted by applicable Law, promptly notify the other Party of (a) any notice or other communication received from any Person alleging that the consent of such Person is or may be required in connection with the Contemplated Transactions, (b) any Action commenced or, to such Party’s knowledge, threatened against, that challenges the validity or legality of the Contemplated Transactions or seeks damages in connection therewith or (c) (i) any change, condition or event that results in any of the conditions in Sections 7.2(a) or 7.3(a) not being met or (ii) the failure of such Party to comply with or satisfy in any material respect any covenant, condition or agreement (including any condition set forth in Article 7) to be complied with or satisfied hereunder; provided, however, that no such notification shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the Parties.

Section 6.13 Indemnification and Insurance.

(a) Following the Closing, New Parent agrees (and shall cause the Company and each Company Subsidiary to agree) that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing (including in respect of any matters arising in connection with this Agreement and the Contemplated Transactions), in favor of a D&O Person as provided in the organizational documents of any member of the Company Group (in each case as in effect on the date hereof) shall survive the Closing and shall continue in full force and effect in accordance with their respective terms for a period of six (6) years from the Closing Date, it being the intent of the Parties that all such D&O Persons shall continue to be entitled to such exculpation, indemnification and advancement of expenses to the fullest extent permitted by applicable Law; provided, however, that all rights to indemnification in respect of any pending or asserted Action or any claim made within such period shall continue until the disposition of such Action or resolution of such claim.

(b) In the event that New Parent, the Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving company or entity of such consolidation or merger or (ii) transfers or conveys fifty percent (50%) or more of its properties and other assets to any Person (including by liquidation, dissolution or assignment for the benefit of creditors or similar action), then, and in each such case, New Parent or the Company, as the case may be, shall cause proper provision to be made so that the applicable successors and assigns or transferees expressly assume the obligations set forth in this Section 6.13.

(c) The obligations of New Parent under this Section 6.13 shall not be terminated, amended or modified in any manner so as to adversely affect any D&O Person to whom this Section 6.13 applies without the consent of such D&O Person. The provisions of this Section 6.13 are intended to be for the benefit of, and shall be enforceable by, each D&O Person, his or her heirs and his or her executors, administrators and personal representatives, each of whom is an intended third party beneficiary of this Section 6.13, and are in addition to, and not in substitution of, any other rights, including rights to indemnification or contribution that any such Person may have by Contract or otherwise. The provisions of this Section 6.13 shall survive the Closing.

Section 6.14 Termination of Affiliate Obligations.

On or before the Closing Date, except as set forth on Schedule 6.14, and except for this Agreement and the Transaction Documents, all Sinclair Affiliate Contracts shall be settled and terminated in full and there shall be no Liability or obligations of the Company or any Company Subsidiary surviving such termination, such termination being effective as of the completion of the Closing.

Section 6.15 Certain NYSE Matters.

Parent shall use its reasonable best efforts to cause the shares of New Parent Common Stock to be issued in the Parent Merger and Sinclair Contribution, in each case, as provided for in Article 2, to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing.

Section 6.16 Use of Certain Names.

(a) Except as disclosed on Schedule 6.16, Sinclair HoldCo agrees that, within one hundred eighty (180) days after the Closing Date, except as otherwise permitted in a separate written agreement signed by Parent, Sinclair HoldCo shall, and shall cause its Affiliates to, cease using the Trademarks listed on Company Disclosure Schedule 4.11(a) (the “Company Marks”), including removing, or causing to be removed, all such Company Marks from any public-facing physical or digital products, facilities, signage or materials (including on any website or social media account). Notwithstanding anything to the contrary provided in this Section 6.16, Sinclair HoldCo and its Affiliates may use (a) the Company Marks (i) in a neutral, non-trademark manner (e.g., to describe the historical relationship of the Parties), or (ii) to the extent required by Law, and (b) the names of any member of the Company Group to the extent necessary for any public filings or press releases made by Sinclair HoldCo or its Affiliates, but solely to the extent related to the Contemplated Transactions.

(b) As promptly as practicable following the Closing, Sinclair HoldCo shall cause the name of Sinclair Oil Corporation, a Delaware corporation (“SOC Delaware”), to be changed to a name that does not reference or include Sinclair. Concurrently with such name change, Sinclair HoldCo shall, and shall cause SOC Delaware to, cooperate with New Parent and to execute and deliver to New Parent all such documents as may be reasonably necessary for a Subsidiary of New Parent formed in Delaware to use the name Sinclair Oil Corporation.

Section 6.17 Other Insurance Efforts.

(a) With respect to the Insurance Policies maintained by the Company Group, Sinclair HoldCo or its Affiliates at or prior to the Closing, the members of the Company Group may make claims under any such applicable Insurance Policy following the Closing with respect to claims made or occurrences prior to the Closing to the extent such claims or occurrences apply to the Downstream Business, including in the event that, after the date of this Agreement but prior to or on the Closing Date, any portion of the assets of the Downstream Business is damaged or destroyed by fire, explosion, hurricane, flood, storm, weather events, earthquake, act of nature, civil unrest or similar disorder, terrorist acts, war or any other hostilities or other casualty (each, a “Casualty Event”). Sinclair HoldCo shall (and shall cause its Affiliates to) use reasonable best efforts to assist the Company Group in asserting any such claims and making the benefits of any such Insurance Policies available to the Company Group. In furtherance of the foregoing, Sinclair HoldCo shall provide reasonable assistance to New Parent and the Company Group in connection with New Parent’s or the Company Group’s investigation of the facts and circumstances underlying any potential claims, and the Company Group’s assertion of any such claims under any such Insurance Policies, which shall include, for the avoidance of doubt, providing information and documentation reasonably requested by New Parent or the Company Group and their respective Representatives, including access to facilities and personnel of Sinclair HoldCo, to the extent such information and documentation reasonably relates to any such potential claim, as soon as reasonably practicable, and in any event, with sufficient time to permit the Company Group to comply with the terms of the applicable Insurance Policy.

(b) In the event that a Casualty Event occurs prior to the Closing, Sinclair HoldCo and its Affiliates shall, and shall cause the members of the Company Group to, make all claims under the applicable Insurance Policies with respect to such Casualty Event and use, and cause the members of the Company Group to use, commercially reasonable efforts to restore the affected assets to the condition prior to such Casualty Event during the period prior to the Closing, in each case, to the extent reasonably practicable to do so prior to the Closing, as determined by Sinclair HoldCo in good faith, and without prejudice to any claim by Sinclair HoldCo or any of its Affiliates under the Insurance Policies. Following the Closing, New Parent shall, and shall cause the members of the Company Group to, use commercially reasonable efforts to continue the pursuit of any such claims.

(i) If, prior to the Closing, Sinclair HoldCo and its Affiliates, including the members of the Company Group, actually receive proceeds for property damages coverage under a property Insurance Policy with respect to a Casualty Event that occurred prior to the Closing, all such proceeds shall be retained by or contributed to the applicable member of the Company Group that suffered such Casualty Event. In such case, (i) the amount of such proceeds equal to the excess of the reasonable documented out-of-pocket costs and expenses of Sinclair HoldCo or the Company Group incurred in connection with pursuing and collecting such proceeds and restoring the affected assets prior to the Closing over the amounts of the applicable deductible(s) with respect to the applicable Casualty Event (such amount, the “Sinclair Casualty Expenses”) shall be included in the calculation of Closing Cash pursuant to Section 2.5(d) and Section 2.6(a), and (ii) all other amounts of such proceeds shall not be included in the calculation of Closing Cash pursuant to Section 2.5(d) and Section 2.6(a).

(ii) If, following the Closing, New Parent or the Company Group actually receives proceeds for property damages coverage under a property Insurance Policy with respect to a Casualty Event that occurred prior to the Closing that are in excess of the reasonable documented out-of-pocket costs and expenses of New Parent or the Company Group in pursuing and collecting such proceeds, New Parent shall pay or shall cause the Company Group to pay to Sinclair HoldCo an amount equal to the Sinclair Casualty Expenses, and, for the avoidance of doubt, New Parent or the Company Group shall retain any amounts (and the right to receive any amounts) of such proceeds in excess thereof. If the Sinclair Casualty Expenses are less than the applicable deductible(s) with respect to the applicable Casualty Event, an amount equal to the difference between such deductible(s) and the Sinclair Casualty Expenses shall be included as a Current Liability for purposes of Section 2.5(d) and Section 2.6(a). By way of example only, if the applicable deductible(s) for a Casualty Event is $10,000,000 in the aggregate and the Sinclair Casualty Expenses are $12,000,000, the related Current Liability would be $0, but, if the Sinclair Casualty Expenses are $6,000,000, the related Current Liability would be $4,000,000.

(iii) If, following the Closing, New Parent or the Company Group actually receives proceeds from an Insurance Policy covering business interruption with respect to a matter that occurred prior to the Closing, New Parent shall, and shall cause the Company Group to, pay to Sinclair HoldCo the portion of the amount actually received that relates to the period prior to the Closing and that is in excess of the reasonable documented out-of-pocket costs and expenses of New Parent or the Company Group in pursuing and collecting such proceeds.

(c) Other than as set forth in Section 6.17(a), Parent acknowledges that all insurance policies maintained by Sinclair HoldCo or its Affiliates shall be terminated as of Closing with respect to the Company Group, and Parent shall be solely responsible for obtaining insurance for the Company Group from and after the Closing.

(d) With respect to any insurance policies maintained by the Company Group at or prior to the Closing, Sinclair HoldCo or its Affiliates may make claims under an applicable policy following the Closing with respect to claims made or occurrences prior to the Closing, to the extent such claims or occurrences apply to the Retained Business, the Retained Liabilities or the Legacy Assets. New Parent shall (and shall cause its Affiliates to) use reasonable best efforts to assist Sinclair HoldCo and its Affiliates in asserting any such claims and making the benefits of any such insurance policies available to Sinclair HoldCo and its Affiliates. In furtherance of the foregoing, New Parent shall provide reasonable assistance to Sinclair HoldCo and its Affiliates in connection with Sinclair HoldCo’s or any of its Affiliate’s investigation of the facts and circumstances underlying any potential claims, and Sinclair HoldCo’s or its Affiliate’s assertion of any such claims under any such policies, which shall include, for the avoidance of doubt, providing information and documentation reasonably requested by Sinclair HoldCo or its Affiliates and its and their respective Representatives, including access to facilities and personnel of the Company Group members, to the extent such information and documentation reasonably relates to any such potential claim, as soon as reasonably practicable, and in any event, with sufficient time to permit Sinclair HoldCo and its Affiliates to comply with the terms of the applicable policy.

Section 6.18 Books and Records.

(a) Parent shall preserve and keep any books and records of the Company Group that relate to any period beginning on or before the Closing Date for a period of six (6) years after the Closing Date (or longer for Tax records if required by Section 6.3) and shall reasonably cooperate with Sinclair HoldCo and its Affiliates to make available to Sinclair HoldCo and its Affiliates, during normal business hours and in such a manner as to not unreasonably interfere with the business of Parent, the Company Group or their respective Affiliates, such books and records as are reasonably necessary in connection with any dispute, litigation or defense of any indemnification claim, or in order to enable Sinclair HoldCo or its Affiliates to comply with its obligations under this Agreement or to perform the Contemplated Transactions. Following such six (6) year period (or such longer period with respect to Tax records as may be required in Section 6.3), Parent may retain or destroy such books and records; provided, however, that Parent shall notify Sinclair HoldCo prior to any such destruction and, if requested by Sinclair HoldCo no more than fifteen (15) Business Days after such notification, shall deliver such books and records to Sinclair HoldCo, at Sinclair HoldCo’s sole expense, prior to such destruction. Notwithstanding anything in this Agreement to the contrary, Sinclair HoldCo and its Affiliates may retain copies of the books and records and minute books of the Company relating to the period on or before the Closing Date.

(b) Sinclair HoldCo shall preserve and keep any books and records of the Company Group that are not delivered to Parent or its Affiliates in connection with the Closing or prior to the termination of the Transition Services Agreement and relate to any period beginning on or before the Closing Date for a period of six (6) years after the Closing Date (or longer for Tax records if required by Section 6.3) and shall reasonably cooperate with Parent and its Affiliates to make available to Parent and its Affiliates, during normal business hours and in such a manner as to not unreasonably interfere with the business of Sinclair HoldCo or its Affiliates, such books and records as are reasonably necessary in connection with any dispute, litigation or defense of any indemnification claim, or in order to enable Parent or its Affiliates to comply with its obligations under this Agreement or to perform the Contemplated Transactions. Following such six (6) year period (or such longer period with respect to Tax records as may be required in Section 6.3), Sinclair HoldCo may retain or destroy such books and records; provided, however, that Sinclair HoldCo shall notify Parent prior to any such destruction and, if requested by Parent no more than fifteen (15) Business Days after such notification, shall deliver such books and records to Parent, at Parent’s sole expense, prior to such destruction.

Section 6.19 Delivery of Written Consents.

Promptly following the execution of this Agreement, (a) Parent will, in accordance with applicable Law and the organizational documents of Parent, acting in its capacity as the sole stockholder of New Parent, deliver to Sinclair HoldCo a duly executed written consent adopting this Agreement on behalf of New Parent, and (b) New Parent will, in accordance with applicable Law and the organizational documents of New Parent, acting in its capacity as the sole stockholder of Parent Merger Sub, deliver to Sinclair HoldCo a duly executed written consent adopting this Agreement on behalf of Parent Merger Sub. Concurrently with the execution of this Agreement Sinclair HoldCo has, in accordance with applicable Law and the organizational documents of Sinclair HoldCo and the Company, acting in its capacity as the sole member of the Company, delivered to Parent a duly executed written consent adopting this Agreement.

Section 6.20 Wrong Pockets.

The Parties acknowledge that all assets (and rights to future payments related thereto) with respect to the Downstream Business are intended to be transferred to New Parent pursuant to the Sinclair Contribution, except as otherwise provided herein. If, following the Closing, Sinclair HoldCo or any of its Affiliates receives or collects any funds relating to the Downstream Business or any asset of any member of the Company Group on behalf of New Parent, except as otherwise provided herein, Sinclair HoldCo shall, or shall cause its Affiliates to, promptly remit such funds to New Parent. The Parties acknowledge that all assets (and rights to future payments related thereto) with respect to the Retained Business are intended to be retained by Sinclair HoldCo or any Affiliates thereof. If, following the Closing, New Parent or any of its Affiliates (including the Company Group) receives or collects any funds relating to the Retained Business on behalf of Sinclair HoldCo, New Parent shall, or shall cause its Affiliates to, promptly remit such funds to Sinclair HoldCo.

Section 6.21 Interim Financial Statements.

(a) Sinclair HoldCo shall deliver to Parent on or prior to Closing to the extent required to be delivered prior to the Closing:

(i) as soon as reasonably practicable but in no event later than the morning of August 25, 2021, (A) a reviewed combined consolidated balance sheet of the Financial Statement Businesses as of June 30, 2021 and December 31, 2020, and the related reviewed combined consolidated statements of operations, changes in parent’s net investment and cash flows for the three and six months ended June 30, 2021, and June 30, 2020, prepared in accordance with GAAP, and (B) a reviewed combined consolidated balance sheet of the Financial Statement Businesses as of March 31, 2021 and December 31, 2020, and the related reviewed combined consolidated statements of operations, changes in parent’s net investment and cash flows for the three months ended March 31, 2021, and March 31, 2020, prepared in accordance with GAAP, including, in each case, all notes to such reviewed combined consolidated balance sheets or the related reviewed combined consolidated statements of operations, changes in parent’s net investment and cash flows, except that such reviewed combined consolidated balance sheets and the related reviewed combined consolidated statements of operations, changes in parent’s net investment and cash flows shall be subject to normal audit adjustments which are not material in the aggregate;

(ii) (A) promptly after Sinclair HoldCo’s receipt thereof and in no event later than thirty-five (35) days following the end of the quarter ending September 30, 2021, a reviewed combined consolidated balance sheet of the Financial Statement Businesses as of September 30, 2021 and the related reviewed combined consolidated statements of operations, changes in parent’s net investment and cash flows for the three and nine months ending on September 30, 2021 and September 30, 2020, prepared in accordance with GAAP, (B) promptly after Sinclair HoldCo’s receipt thereof and in no event later than thirty-five (35) days following the end of each quarter ending March 31, June 30 or September 30 after December 31, 2021, a reviewed combined consolidated balance sheet for the business to be acquired by Parent as of each March 31, June 30 or September 30 quarter-end, as applicable, occurring on or after December 31, 2021 through the Closing Date and the related unaudited combined consolidated statements of operations, changes in parent’s net investment and cash flows for each quarter ending on or after December 31, 2021 through the Closing Date prepared in accordance with GAAP and (C) concurrently with the delivery of the audited combined consolidated balance sheet for the business to be acquired by Parent pursuant to Section 6.21(a)(iii), an unaudited combined consolidated balance sheet for the business to be acquired by Parent as of each December 31 quarter-end occurring on or after September 30, 2021 through the Closing Date and the related unaudited combined consolidated statements of operations, changes in parent’s net investment and cash flows for such quarter prepared in accordance with GAAP, including in each case, all notes to such unaudited combined consolidated balance sheet or the related unaudited combined consolidated statements of operations, changes in parent’s net investment and cash flows, except that such unaudited combined consolidated balance sheet and the related unaudited combined consolidated statements of operations, changes in parent’s net investment and cash flows shall be subject to normal audit adjustments which are not material in the aggregate;

(iii) promptly after Sinclair HoldCo’s receipt thereof and in no event later than forty-five (45) days following the end of the applicable fiscal year, the audited combined consolidated balance sheet for the business to be acquired by Parent as of December 31 for each fiscal year ending after September 30, 2021 that occurs prior to the Closing Date, and the related audited combined consolidated statements of operations, changes in parent’s net investment and cash flows for each fiscal year ending after September 30, 2021 that occurs prior to the Closing Date, including in each case the notes thereto, together with the report thereon of the independent auditor prepared in accordance with GAAP;

(iv) within forty-five (45) days following the end of the fiscal year ended December 31, 2021, (A) the audited combined consolidated balance sheet for the business to be acquired by Parent as of December 31, 2020 and the related audited combined consolidated statements of operations, changes in parent’s net investment and cash flows for such fiscal year, including the notes thereto, together with the report thereon of the independent auditor prepared in accordance with GAAP, and (B) the unaudited combined consolidated balance sheet for the business to be acquired by Parent as of each quarter end during the year ended December 31, 2020, and the related unaudited combined consolidated statements of operations, changes in parent’s net investment and cash flows for each quarter of the year ended December 31, 2020 prepared in accordance with GAAP, except that (1) there shall be no notes to such unaudited combined consolidated balance sheet or the related unaudited combined consolidated statements of operations, changes in parent’s net investment and cash flows and (2) such unaudited combined consolidated balance sheet and the related unaudited combined consolidated statements of operations, changes in parent’s net investment and cash flows shall be subject to normal audit adjustments which are not material in the aggregate; and

(v) concurrently with the delivery of each interim financial statement set forth in clause (i) above, an unaudited complete trial balance showing balance sheet and income statement information for each of the legal entities that comprise such interim financial statements as of the same dates specified in, and for the same periods covered thereby.

(b) The financial statements required to be delivered by Sinclair HoldCo pursuant to clauses (ii)(B), (ii)(C), (iii) and (iv) in subsection (a) above shall be prepared on a basis, as reasonably agreed to by Sinclair HoldCo and Parent, sufficient to permit Parent to satisfy Parent’s obligations to file acquisition financial statements required to be included under Item 2.01 or Item 9.01 of Form 8-K under the Exchange Act as a result of the consummation of the Contemplated Transactions. Parent shall reimburse Sinclair HoldCo for all third party expenses of Sinclair HoldCo’s independent accountants relating to the preparation of the foregoing financial statements (other than the audited financials for the year ended December 31, 2021).

(c) With respect to clauses (iii), (iv) and (v) in subsection (a) above, from the date hereof through the Closing Date, Sinclair HoldCo will take all appropriate and customary actions in advance of the deadlines specified in such clauses in order to position Parent to receive the applicable financial statements within the delivery deadlines specified therein.

(d) Sinclair HoldCo shall cooperate with Parent and take commercially reasonable efforts to prepare and deliver to Parent such additional financial information as may be reasonably necessary for Parent and its Affiliates to comply with any applicable obligations under federal securities laws and all applicable accounting rules pursuant to GAAP, including monthly unaudited combined consolidated balance sheets for the Financial Statement Businesses and trial balances showing balance sheet and income statement information for each of the individual legal entities that comprise the Historical Financial Statements.

(e) In the event that the Closing occurs prior to March 1, 2022, following the Closing, the Parties shall cooperate and take commercially reasonable efforts to prepare and complete the financial statements contemplated by clauses (iii) and (iv) in subsection (a) above and Sinclair HoldCo will fully cooperate with and direct its independent accountants to complete the contemplated audits within the timeframes specified above; provided that the Parties acknowledge that following the Closing, Parent is expected to be the employer of substantially all of the individuals responsible for accounting functions and financial statement preparation prior to the Closing and own and control related accounting books and records; provided, further, that Sinclair HoldCo shall provide Parent and its Affiliates (including any member of the Company Group) access to any assets, systems, personnel, Contracts, books and records and other documents and data reasonably requested by Parent in connection with the preparation or completion of the financial statements contemplated by clauses (iii) and (iv) in subsection (a) above.

(f) In the event that the Closing occurs after March 1, 2022, following the Closing, the Parties shall cooperate and take commercially reasonable efforts to prepare and complete the financial statements contemplated by clause (ii) in subsection (a) above for the quarter end immediately preceding the Closing and Sinclair HoldCo will fully cooperate with and direct its independent accountants to complete such financial statements within the timeframes specified above; provided that the Parties acknowledge that following the Closing, Parent is expected to be the employer of substantially all of the individuals responsible for accounting functions and financial statement preparation prior to the Closing and own and control related accounting books and records; provided, further, that Sinclair HoldCo shall provide Parent and its Affiliates (including any member of the Company Group) access to any assets, systems, personnel, Contracts, books and records and other documents and data reasonably requested by Parent in connection with the preparation or completion of the financial statements contemplated by clause (ii) in subsection (a) above.

Section 6.22 Fuels Compliance.

(a) Sinclair HoldCo shall cause the members of the Company Group to take all actions needed to comply with and satisfy, all obligations under the Fuel Credit Programs for all periods prior to the Closing (“Pre-Closing Fuel Obligations”), including by causing the members of the Company Group to create, maintain and retain records needed for compliance, to calculate applicable renewable volume obligations in accordance with 40 C.F.R. § 80.1407 accurately and completely, to file all reports required to be filed with the Environmental Protection Agency and the California Air Resources Board and to retire RINs or other applicable credits, or deliver to New Parent sufficient RINs or other applicable credits, required to demonstrate compliance with the Pre-Closing Fuel Obligations by the applicable compliance dates set by the Environmental Protection Agency or the California Air Resources Board for the year to which such obligations apply. At the Closing, Sinclair HoldCo shall cause the Company Group to possess RINs that are sufficient to satisfy a minimum of seventy five percent (75%) of the Company Group’s unsatisfied Pre-Closing Fuel Obligations for the portion of the calendar year (the “RINs Closing Compliance Period”) that elapses prior to the Closing (the “RINs Volume Requirement”). To the extent that it is determined following the Closing that Sinclair Holdco did not meet the RINs Volume

Requirement, Sinclair HoldCo shall reimburse New Parent for all costs that New Parent or the Company Group incurs as a result of the RINs Volume Requirement shortfall, including the price of any RINs purchased by New Parent to make up for the RINs Volume Requirement shortfall. New Parent will take commercially reasonable efforts to minimize the amount that Sinclair HoldCo would be required to reimburse New Parent for any such shortfall. To the extent that it is determined following the Closing that any Pre-Closing Fuel Obligations have not been fully satisfied in respect of any period other than the RINs Closing Compliance Period, Sinclair HoldCo shall deliver sufficient RINs to New Parent to satisfy such shortfall, or reimburse New Parent for any such shortfall obligations. Following the Closing, Sinclair HoldCo shall provide, and shall cause its Affiliates to provide, any information in the possession of Sinclair HoldCo or its Affiliates that is reasonably requested by New Parent and necessary to file any reports or satisfy any other obligations under the Fuel Credit Programs.

(b) Sinclair HoldCo will retain both the benefits and burdens, including any costs and expenses and any exempted or refunded RINs, related to the Company Group’s pending small refinery exemption (“SRE”) petitions and any other SRE petitions related to a year prior to the year in which the Closing occurs. Sinclair HoldCo will also retain the benefits and burdens, including any costs and expenses, related to the Company Group’s pending litigation over such petitions as set forth on Schedule 6.22(b) hereto, together with any similar actions the Company Group files relating to any period prior to the Closing (collectively, the “Existing SRE Litigation”). Following the Closing, the Parties shall reasonably cooperate and take such actions as are reasonably necessary to pursue the Existing SRE Litigation or other SRE petitions for any period prior to the Closing or litigation over such petitions in accordance with the terms of this Section 6.22, including New Parent reasonably cooperating with Sinclair HoldCo to facilitate (A) its receipt and liquidation of any refunded RINs as a result of the Existing SRE Litigation or SRE petitions and (B) the filing of other SRE petitions or litigation over such petitions for any period prior to the Closing. Sinclair HoldCo will not be responsible for, or benefit from, any litigation filed by the Company Group following the Closing to the extent such litigation relates to the period following the Closing.

(c) To the extent that both Parties wish to seek an SRE for the year in which the Closing occurs, the Parties agree to cooperate and take such actions as are reasonably necessary to pursue such an SRE and any litigation regarding such SRE that may subsequently arise, including New Parent reasonably cooperating with Sinclair HoldCo to facilitate its receipt and liquidation of any refunded RINs as a result of any SRE petition or related litigation for the year in which the Closing occurs. The benefits and costs of seeking such SRE and any costs of potential subsequent litigation related to such SRE shall be shared by New Parent and Sinclair HoldCo on a pro rata basis relative to the amount of applicable fuel produced by the Company Group during the applicable period prior to Closing. In the event that one Party elects not to participate in seeking such SRE or any subsequent litigation related to it, the other Party will cover all costs associated with, and receive all associated benefits from, the SRE.

(d) To the extent that following the Closing any member of the Company Group receives a refund or credit pursuant to any of the Fuel Credit Programs other than the RFS Program with respect to a period prior to the Closing, New Parent shall cause such member to pay to Sinclair HoldCo the amount of such refund or credit that corresponds to the amount of applicable fuel produced by the Company Group during the applicable period prior to the Closing.

(e) To the extent that following the Closing credits under any Fuel Credit Program generated or used prior to Closing by any member of the Company Group are invalidated by the United States Environmental Protection Agency or California Air Resources Board, Sinclair HoldCo shall replace such credits with valid credits or reimburse New Parent for the reasonable costs incurred by the Company Group in purchasing replacement credits, including the price of any replacement credits purchased. New Parent will take commercially reasonable efforts to minimize the amount that Sinclair HoldCo would be required to reimburse New Parent for any such replacement credits.

Section 6.23 Title Insurance Cooperation.

In the event that New Parent elects to obtain one or more New Parent Title Policies, New Parent shall pay directly to the Title Insurance Company, at New Parent’s sole cost and expense, the cost of all title insurance policy premiums (including, without limitation, the cost of any additional premiums required to secure extended title coverage and the cost of any modifications and endorsements to the New Parent Title Policies requested by New Parent) as well as the cost of any related title searches, title abstracting, lien searches, rundowns, photocopies, and all other costs and charges in connection with the obtaining or procurement of any New Parent Title Policies. Sinclair Holdco agrees to use commercially reasonable efforts, at New Parent’s sole cost and expense (such cost and expense to exclude Sinclair Holdco’s internal costs, which shall remain the responsibility of Sinclair Holdco), in connection with New Parent’s obtaining or procurement of the New Parent Title Policies; provided, however, that in no event shall Sinclair Holdco or any of its Affiliates (other than members of the Company Group) be required or obligated to assume, create or incur any liability to any Person in connection with such cooperation. Without limiting the foregoing, in no event shall Sinclair Holdco or any of its Affiliates or any other Persons have any obligation to cure any title defects or title exceptions disclosed in or on any title commitments, title reports, surveys, or any other reports or documents, and neither Sinclair Holdco nor any of its Affiliates shall be under any obligation to execute, deliver, obtain or procure any estoppels, releases or modifications of Encumbrances, lien waivers, proofs of payment, title curative documents, or any similar documents or instruments from any Person in connection with the New Parent Title Policies. At New Parent’s or the Title Insurance Company’s request, Sinclair Holdco shall execute and deliver at Closing, or shall cause the appropriate member of the Company Group to execute and deliver at Closing, one or more customary title affidavits in form and substance reasonably acceptable to Sinclair HoldCo and Parent (each a “Title Affidavit”) in connection with the issuance of the New Parent Title Policies; provided, however, that in no event shall Sinclair Holdco or any of its Affiliates or any other Persons (other than members of the Company Group) be obligated or required to execute and deliver any affidavit (other than Title Affidavits), agreement, instrument, indemnity, certificate, or any other document or undertaking in connection with the issuance of the New Parent Title Polices. Additionally, and notwithstanding anything in this Section 6.23 or elsewhere in this Agreement to the contrary, neither the issuance of, nor the commitment, agreement, or willingness on the part of the Title Insurance Company to issue, the New Parent Title Policies (or any of them), regardless of form, shall in any event constitute a condition precedent to the obligation of the Parent Parties to consummate the Contemplated Transactions.

Section 6.24 Credit Support Arrangements.

(a) Prior to the Closing, Parent shall use commercially reasonable efforts to deliver to the applicable beneficiary or counterparty replacement or substitute guaranties, letters of credit, bonds, security deposits, and other surety obligations and evidence of financial capacity, in each case acceptable to the relevant beneficiary or counterparty, in substitution and replacement of those credit support arrangements relating to the Downstream Business set forth in Schedule 6.24 (the “Credit Support Arrangements”), and Parent and Sinclair HoldCo shall cooperate and use commercially reasonable efforts to secure the release as of the Closing of Sinclair HoldCo and its Affiliates from the obligations relating to the Credit Support Arrangements.

(b) To the extent that a Credit Support Arrangement has not been replaced or substituted by Parent thereof prior to the Closing as contemplated by Section 6.24(a), New Parent shall have a continuing obligation after the Closing to use its commercially reasonable efforts to have any such Credit Support Arrangement replaced or substituted by New Parent or its Affiliates as contemplated by Section 6.24(a).

(c) From and after the Closing, New Parent shall (i) indemnify and hold harmless Sinclair HoldCo and its Affiliates to the extent they remain obligated under any Credit Support Arrangement from and against any and all Damages that such Person incurs arising out of: (A) any such Person being required to pay or reimburse the issuer of any Credit Support Arrangement; and (B) any claim or demand for payment made on any such Person with respect to any Credit Support Arrangement.

ARTICLE 7.

CONDITIONS TO CLOSING

Section 7.1 Conditions to the Obligations of the Parties.

The respective obligations of each of the Parties to consummate the Contemplated Transactions shall be subject to the satisfaction of each of the following conditions precedent at or prior to the Closing:

(a) No Legal Restraint or Law shall be in effect preventing the Contemplated Transactions.

(b) The waiting period applicable under the HSR Act, including any extensions thereof, and any timing agreement with a Governmental Authority, shall have expired or been earlier terminated.

(c) The Parent Stockholder Approval shall have been obtained.

(d) The shares of New Parent Common Stock to be issued in the Parent Merger and Sinclair Contribution, as provided for in Article 2, shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

(e) The Midstream Contribution shall have been consummated or shall be consummated substantially contemporaneously with the consummation of the Contemplated Transactions.

Section 7.2 Conditions to the Obligations of Parent Parties.

The obligation of the Parent Parties to consummate the Contemplated Transactions shall be subject to the satisfaction or Parent’s waiver of each of the following additional conditions precedent at or prior to the Closing:

(a) (i) Each of the Company Fundamental Representations and the representations and warranties contained in Section 4.8(b) shall be true and correct in all respects (except, in the case of the Company Fundamental Representations, where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, be reasonably expected to result in more than de minimis Damages to the Parent Parties or their Affiliates) as of the Closing Date with the same effect as though made at and as of the Closing Date (except for any such representations and warranties that expressly relate to an earlier or a particular date, which shall be true and correct in all respects as of such date (except, in the case of the Company Fundamental Representations, where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, be reasonably expected to result in more than de minimis Damages to the Parent Parties or their Affiliates)) and (ii) the representations and warranties of Sinclair HoldCo and the Company contained in Article 4 (other than the Company Fundamental Representations and the representations and warranties contained in Section 4.8(b)) shall be true and correct in all respects as of the Closing Date with the same effect as though made at and as of the Closing Date (except for those representations and warranties that expressly relate to an earlier or a particular date, which shall be true and correct in all respects as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any qualification contained therein as to materiality or a Material Adverse Effect) has not had and would not reasonably be expected to have a Material Adverse Effect.

(b) Sinclair HoldCo and the Company shall have performed in all material respects their respective obligations contained in this Agreement that are required to be performed by Sinclair HoldCo or the Company at or before the Closing.

(c) All documents, instruments, certificates or other items required to be delivered at or prior to the Closing by the Company or Sinclair HoldCo pursuant to Section 3.2(a) and Section 3.2(c) shall have been delivered.

(d) Parent shall have received a written opinion from Morgan, Lewis & Bockius LLP, counsel to Parent, or another nationally recognized law firm reasonably satisfactory to Parent (“Parent Tax Counsel”), in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Parent Merger and Sinclair Contribution will be integrated transactions constituting a single exchange qualifying as a transaction described in Section 351 of the Code and/or that the Parent Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering the opinion described in this Section 7.2(d), Parent Tax Counsel shall have received and may rely upon the Parent Tax Counsel Sinclair Tax Certificate and the Parent Tax Counsel Parent Tax Certificate and such other information requested by it and provided to it by the Company, Sinclair HoldCo, New Parent, Parent or others for purposes of rendering such opinion.

Section 7.3 Conditions to the Obligations of Sinclair HoldCo and the Company.

The obligation of Sinclair HoldCo and the Company to consummate the Contemplated Transactions shall be subject to the satisfaction or Sinclair HoldCo’s or the Company’s waiver of each of the following additional conditions precedent at or prior to Closing:

(a) (i) The Parent Fundamental Representations and the representations and warranties contained in Section 5.7(b) shall be true and correct in all respects (except, in the case of the Parent Fundamental Representations, where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, be reasonably expected to result in more than de minimis Damages to Sinclair HoldCo, the Company or their respective Affiliates ) as of the Closing Date with the same effect as though made at and as of the Closing Date (except for any such representations and warranties that expressly relate to an earlier or a particular date, which shall be true and correct in all respects as of such date (except, in the case of the Parent Fundamental Representations, where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, be reasonably expected to result in more than de minimis Damages to Sinclair HoldCo, the Company or their respective Affiliates )) and (ii) the representations and warranties of the Parent Parties contained in Article 5 (other than the Parent Fundamental Representations and the representations and warranties contained in Section 5.7(b)) shall be true and correct in all respects as of the Closing Date with the same effect as though made at and as of the Closing Date (except for those representations and warranties that expressly relate to an earlier or a particular date, which shall be true and correct in all respects as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any qualification contained therein as to materiality or a Parent Material Adverse Effect) has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) The Parent Parties shall have performed in all material respects their respective obligations contained in this Agreement that are required to be performed by the Parent Parties at or before the Closing.

(c) All documents, instruments, certificates or other items required to be delivered at or prior to the Closing by any Parent Party pursuant to Section 3.2(b) shall have been delivered.

(d) Sinclair HoldCo shall have received a written opinion from Vinson & Elkins L.L.P, counsel to Sinclair HoldCo and the Company, or another nationally recognized law firm reasonably satisfactory to Sinclair HoldCo (“Company Tax Counsel”), in form and substance reasonably satisfactory to the Sinclair HoldCo, dated as of the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Parent Merger and Sinclair Contribution will be integrated transactions constituting a single exchange qualifying as a transaction described in Section 351 of the Code. In rendering the opinion described in this Section 7.3(d), Company Tax Counsel shall have received and may rely upon the Company Tax Counsel Sinclair Tax Certificate and the Company Tax Counsel Parent Tax Certificate and such other information requested by it and provided to it by the Company, Sinclair HoldCo, New Parent, Parent or others for purposes of rendering such opinion.

Section 7.4 Frustration of Closing Conditions.

No Party may rely on the failure of any condition in this Article 7 to be satisfied if such failure was caused by such Party’s willful failure to act in good faith or to use its required efforts to cause the Closing to occur, in accordance with and subject to any limitations in Section 6.1 and Section 6.2.

ARTICLE 8.

TERMINATION

Section 8.1 Termination Events.

Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated, and the Contemplated Transactions abandoned, at any time prior to the Closing:

(a) by mutual written consent of the Parties;

(b) by Sinclair HoldCo if any Parent Party shall have breached any of its representations or warranties or failed to perform any of its covenants or other agreements contained in this Agreement (other than with respect to a breach of Section 6.7 or Section 6.8(e) as to which Section 8.1(f) will apply), which breach or failure to perform (i) would result in the failure of a condition set forth in Section 7.1 or Section 7.3 and (ii) (A) cannot be cured by the End Date or (B) if capable of being cured by the End Date, shall not have been cured within thirty (30) days following receipt of written notice from Sinclair HoldCo of such breach or failure to perform or any shorter period of time that remains between the date of such written notice and the End Date, provided, that Sinclair HoldCo shall not have the right to terminate this Agreement pursuant to this Section 8.1(b)(ii)(B) if Parent demonstrates that it is using good faith efforts to cure such breach or failure to perform; provided, however, that Sinclair HoldCo may not terminate this Agreement pursuant to this Section 8.1(b) if (x) any of Sinclair HoldCo’s or the Company’s representations and warranties shall have become and continue to be untrue in a manner that would cause the condition specified in Section 7.2(a) not to be satisfied or (y) there has been, and continues to be, a failure by Sinclair HoldCo or the Company to perform its obligations in such a manner as would cause the condition specified in Section 7.2(b) not to be satisfied;

(c) by Parent if Sinclair HoldCo or the Company shall have breached any of its representations or warranties or failed to perform any of its covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in the failure of a condition set forth in Section 7.1 or Section 7.2 and (ii) (A) cannot be cured by the End Date or (B) if capable of being cured by the End Date, shall not have been cured within thirty (30) days following receipt of written notice from Parent of such breach or failure to perform or any shorter period of time that remains between the date of such written notice and the End Date, provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(ii)(B) if Sinclair HoldCo demonstrates that it is using good faith efforts to cure such breach or failure to perform; provided, however, that Parent may not terminate this Agreement pursuant to this Section 8.1(c) if (x) any of Parent’s representations and warranties shall have become and continue to be untrue in a manner that would cause the condition specified in Section 7.3(a) not to be satisfied or (y) there has been, and continues to be, a failure by Parent to perform its obligations in such a manner as would cause the condition specified in Section 7.3(b) not to be satisfied;

(d) by either Sinclair HoldCo or Parent if (i) any of the conditions in Section 7.1 shall have become incapable of fulfillment due to (A) the final and nonappealable entry of any Order preventing or enjoining the Contemplated Transactions or (B) the final and nonappealable entry of any Legal Restraint preventing the Contemplated Transactions, or (ii) the Closing has not occurred (other than through the failure of any Party seeking to terminate this Agreement pursuant to this Section 8.1(d) to comply fully with its obligations under this Agreement) on or before the first Business Day of the month following the date that is nine (9) months following the date of this Agreement (such date or such later date as the Parties may agree on or as may be extended pursuant to this Section 8.1(d), the “End Date”); provided that if, on the End Date, all of the conditions set forth in Article 7, other than the conditions set forth in Section 7.1(a) (to the extent any such Legal Restraint is in respect of, or any such Law is, an Antitrust Law) or Section 7.1(b) and those conditions that by their nature are to be satisfied on the Closing (if such conditions would be satisfied or validly waived were the Closing to occur at such time), shall have been satisfied or waived, then either Sinclair HoldCo or Parent may extend the End Date for all purposes hereunder by a period of three (3) months; provided, further that, absent mutual agreement of the parties, the End Date may only be extended twice;

(e) by either Sinclair HoldCo or Parent if the Parent Stockholder Approval shall not have been obtained at the Special Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the Parent Stockholder Approval was taken;

(f) by Sinclair HoldCo, prior to, but not after, the time the Parent Stockholder Approval is obtained, if (i) an Adverse Recommendation Change shall have occurred with respect to Parent, or (ii) Parent shall have breached or failed to perform any obligation set forth in Section 6.7 or Section 6.8(e) in any material respect and such breach or failure to perform constituted a Willful Breach; or

(g) by Parent, prior to, but not after, the time the Parent Stockholder Approval is obtained, if the Parent Board shall have approved, and Parent shall concurrently enter into, an Alternative Acquisition Agreement relating to a Superior Proposal; provided, that Parent shall have complied with its obligations under Section 6.7 and shall have paid (or shall concurrently pay) the Parent Termination Fee pursuant to Section 8.3;

(h) automatically without action by Parent or Sinclair HoldCo if the Midstream Contribution Agreement is terminated.

The Party desiring to terminate this Agreement pursuant to this Section 8.1 (other than pursuant to Section 8.1(a)) shall give written notice of such termination to the other Party.

Section 8.2 Survival After Termination.

The Parties’ termination rights under Section 8.1 are in addition to any other rights they may have under this Agreement or otherwise, and the exercise of a right of termination hereunder will not be an election of remedies. If this Agreement is terminated in accordance with Section 8.1, this Agreement shall become void and of no further force and effect with no liability to any Person on the part of any Party (or any officer, agent, employee, direct or indirect holder of any equity interest or securities, or Affiliates of any Party); provided, however, that (a) Article 1 (Definitions and Terms), Section 6.5(b) (Access; Information and Documents), Section 6.5(e) (Confidential Information), this Section 8.2 (Survival After Termination), Section 8.3 (Fees and Expenses), Section 10.5 (Parties in Interest; Non-Recourse Parties), Section 10.7 (Expenses), Section 10.8 (Governing Law), Section 10.12 (Exclusive Jurisdiction), and Section 10.13 (Waiver of Jury Trial) shall each survive the termination of this Agreement and (b) nothing herein shall relieve any Party from any Liability or Damages resulting from a Willful Breach of this Agreement or Fraud prior to its termination, in which case, the non-breaching Party shall be entitled to all rights and remedies available at law or in equity.

Section 8.3 Fees and Expenses.

(a) In the event that:

(i) (A) after the date of this Agreement, a bona fide Parent Acquisition Proposal (whether or not conditional) is made directly to the Parent Stockholders or is otherwise publicly disclosed (other than through a breach of this Agreement by Sinclair HoldCo or its Affiliates) prior to the Special Meeting, (B) this Agreement is terminated by Sinclair HoldCo or Parent pursuant to Section 8.1(e) (Failure to Obtain Parent Stockholder Approval), (C) within 12 months after the date of such termination, Parent enters into an agreement in respect of any Parent Acquisition Proposal or recommends or submits any Parent Acquisition Proposal to the Parent Stockholders for adoption, which, in each case, need not be the same Parent Acquisition Proposal that was made, disclosed or communicated prior to termination hereof (provided, that for purposes of this clause (C), each reference to “twenty percent (20%) or more” in the definition of “Parent Acquisition Proposal” shall be deemed to be a reference to “fifty percent (50%) or more”) and (D) such transaction in respect of such Parent Acquisition Proposal described in clause (C) is consummated; or

(ii) this Agreement is terminated by Sinclair HoldCo pursuant to Section 8.1(f) (Adverse Recommendation Change); or

(iii) this Agreement is terminated by Parent pursuant to Section 8.1(g) (Termination for Superior Proposal);

then, in such event, Parent shall pay to Sinclair HoldCo the Parent Termination Fee, less the amount of Company Expenses previously paid to Sinclair HoldCo (if any) pursuant to Section 8.3(b) by wire transfer of same-day funds to the accounts designated by Sinclair HoldCo on the earliest of (i) the consummation of the transaction contemplated by a Parent Acquisition Proposal, as applicable in the case of a Parent Termination Fee payable pursuant to Section 8.3(a)(i), (ii) as promptly as reasonably practicable after termination (and, in any event, within two (2) Business Days thereof), in the case of a Parent Termination Fee payable pursuant to Section 8.3(a)(ii), or (iii) the termination of this Agreement pursuant to Section 8.3(a)(iii); provided, that the payment by Parent of the Parent Termination Fee pursuant to this Section 8.3(a) shall not relieve Parent from any Liability for Damages in excess of the amount of the Parent Termination Fee resulting from a Willful Breach of this Agreement or Fraud.

(b) In the event that this Agreement is terminated by Parent or Sinclair HoldCo pursuant to Section 8.1(e) under circumstances in which the Parent Termination Fee is not then payable pursuant to Section 8.3(a), then Parent shall pay Sinclair HoldCo an amount in cash equal to $35,000,000 (the “Company Expenses”) in respect of the costs and expenses of Sinclair HoldCo and the Company in connection with the Contemplated Transactions by wire transfer of same-day funds to the accounts designated by Sinclair HoldCo as promptly as reasonably practicable after such termination (and, in any event, within two (2) Business Days thereof); provided, that the payment by Parent of the Company Expenses pursuant to this Section 8.3(b) shall not relieve Parent (x) of any subsequent obligation to pay the Parent Termination Fee pursuant to Section 8.3(a) except to the extent indicated in such Section or (y) from any Liability for Damages in excess of the amount of the Company Expenses resulting from a Willful Breach of this Agreement or Fraud.

(c) Parent acknowledges that the agreements contained in this Section 8.3 are an integral part of the Contemplated Transactions, and that, without these agreements, Sinclair HoldCo would not enter into this Agreement. Accordingly, if Parent fails to promptly pay the Parent Termination Fee or Company Expenses, and, in order to obtain such payment, Sinclair HoldCo commences a suit that results in a judgment against Parent awarding the Parent Termination Fee or Company Expenses, Parent shall pay to Sinclair HoldCo its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts awarded from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

(d) Notwithstanding anything to the contrary contained herein (but subject to the rights of Sinclair HoldCo set forth in Section 10.11), except in the case of a Willful Breach of this Agreement or Fraud, in any circumstance in which the Parent Termination Fee or the Company Expenses are payable hereunder, the sole and exclusive remedies available to the Company and Sinclair HoldCo for any breach of this Agreement prior to the termination of this Agreement, shall be termination of this Agreement pursuant to Section 8.1, if applicable, receipt of payment of the Company Expenses in accordance with Section 8.3(b), or receipt of the payment of the Parent Termination Fee pursuant to Section 8.3(a), as applicable. In no event shall Parent be required to pay the Parent Termination Fee or Company Expenses on more than one occasion or if the Closing occurs, and under no circumstances shall any of the Company, Sinclair HoldCo, or any of their respective Affiliates, individually or collectively, be permitted or entitled to receive both a grant of specific performance of this Agreement to cause the Closing to occur (if the Closing occurs) and payment of the Parent Termination Fee or Company Expenses. In no event shall Parent be required to pay Company Expenses if the Closing occurs or if Parent pays the Parent Termination Fee. In any circumstance in which the Parent Termination Fee or the Company Expenses are paid hereunder, all such amounts shall be applied against any Damages for which Parent is liable under this Agreement resulting from a Willful Breach of this Agreement or Fraud.

ARTICLE 9.

INDEMNIFICATION

Section 9.1 Survival.

Except as set forth in this Article 9 and in the case of Fraud, none of the representations or warranties (other than (x) the Company Fundamental Representations and the corresponding representations and warranties set forth in the Company Officer’s Certificate and (y) the Parent Fundamental Representations and the corresponding representations and warranties set forth in the Parent Officer’s Certificate) in this Agreement or in any instrument delivered pursuant to this Agreement (including the Company Officer’s Certificate or the Parent Officer’s Certificate), shall survive the Closing. The Company Fundamental Representations (and the corresponding representations and warranties set forth in the Company Officer’s Certificate) and the Parent Fundamental Representations (and the corresponding representations and warranties set forth in the Parent Officer’s Certificate) shall, subject to the limitations and other provisions of this Article 9, survive the Closing indefinitely. The covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, (i) to the extent they contemplate performance prior to the Closing, shall terminate as of the Closing, and all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at law or in equity, except in the case of Fraud) with respect thereto shall terminate as of the Closing, and (ii) to the extent they contemplate performance following the Closing, shall survive until fully performed or discharged in accordance with their terms, and all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at law or in equity) with respect thereto shall survive the Closing for the applicable periods in accordance with their terms. Each Parent Party, on the one hand, and Sinclair HoldCo, on the other, acknowledges and agrees that, from and after the Closing, except for Fraud and except as expressly provided in Section 9.2, such Party and its Affiliates (and any Person claiming under, or in the name or right of, such Party or any of its Affiliates), will not have any right of indemnification, contribution, subrogation or reimbursement from, or any other remedy against, the other Party, its Affiliates or its or their respective Representatives in respect of the representations, warranties, covenants or other agreements contained in this Agreement or any certificate delivered in respect hereof or any schedule (including the Company Disclosure Schedules and the Parent Disclosure Schedules, as applicable), certificate or other similar instrument delivered pursuant to this Agreement, regardless of applicable Law or the legal theory under which such remedy may be sought to be asserted, whether in contract or in tort or otherwise, or whether at law or in equity.

Section 9.2 Indemnification.

(a) Effective as of the Closing, New Parent hereby indemnifies Sinclair HoldCo, its Affiliates and its and their respective Representatives (together, in each case, with their respective successors and assigns, the “Sinclair HoldCo Indemnified Parties”) against, and agrees to hold them harmless from, any and all Damages arising out of, resulting from or related to:

(i) any breach or inaccuracy of any of the Parent Fundamental Representations;

(ii) Parent or New Parent’s breach of or failure to perform any of its covenants or agreements contained in this Agreement, to the extent they contemplate performance following the Closing; and

(iii) any Assumed Liabilities (including claims arising out of, resulting from or related to the failure of Parent Party to in due course pay or discharge any Assumed Liability).

(b) Effective as of the Closing, Sinclair HoldCo hereby indemnifies the Parent Parties, their respective Affiliates and their respective Representatives (together, in each case, with their respective successors and assigns, the “Parent Indemnified Parties”) against, and agrees to hold them harmless from, any and all Damages arising out of, resulting from or related to:

(i) any breach or inaccuracy of any of the Company Fundamental Representations;

(ii) Sinclair HoldCo’s or the Company’s breach or failure to perform any of its covenants or agreements contained in this Agreement, to the extent they contemplate performance following the Closing;

(iii) any Indebtedness of the Company Group as of the Closing, other than Indebtedness referred to in clauses (d), (g) and (i) (with respect to Indebtedness referred to in clauses (d) and (g) of the definition thereof) of the definition thereof;

(iv) any Retained Liabilities (including claims arising out of, resulting from or related to Sinclair HoldCo’s failure to in due course pay or discharge any Retained Liability); and

(v) Pre-Closing Taxes.

(c) Any indemnification payments hereunder shall be treated as adjustments to the Sinclair Contribution Consideration for all Tax purposes, except to the extent otherwise required by Law.

(d) No claim for indemnification (or otherwise) in connection with a representation, warranty, covenant or agreement shall be brought or made after the applicable date set forth in Section 9.1, except for particular claims that have been asserted in accordance with the terms of this Agreement by any Indemnified Party against any Indemnifying Party prior to or on the applicable date set forth in Section 9.1. For the avoidance of doubt, this Section 9.2(d) shall not apply to claims under Section 9.2(b)(v) with respect to Pre-Closing Taxes, and any Pre-Closing Tax claims under Section 9.2(b)(v) shall survive until thirty (30) days following the expiration of the applicable statute of limitations (as the same may be extended).

(e) Notwithstanding anything in this Article 9 to the contrary, the Parent Indemnified Parties will not be entitled to indemnification for any Damages pursuant to Section 9.2(b)(v) (except to the extent such Damages arise out of, result from or relate to (i) Income Taxes, (ii) Property Taxes, or (iii) any Liability resulting from a reduction or disallowance of any Blenders Tax Credits for any Pre-Closing Tax Period or for the portion of any Straddle Period ending on and including the Closing Date, in which case this Section 9.2(e) shall not apply) unless and until the aggregate of all such indemnifiable Damages exceeds an aggregate amount of $1,000,000.

(f) The Parties agree that all indemnities provided by Sinclair Tulsa Refining Company to Holly-Frontier Tulsa Refining LLC and HEP Tulsa LLC pursuant to the Asset Sale and Purchase Agreement dated October 19, 2009 (the “ASPA”), are hereby terminated and are of no further force and effect, and that the Notice of Indemnification Claim dated November 19, 2019, submitted by Holly-Frontier Tulsa Refining LLC and HEP Tulsa LLC pursuant to the ASPA is rescinded, canceled and withdrawn, and that Sinclair Tulsa Refining Company and Sinclair Oil Corporation have no further obligations pursuant to Section 8.2 or any other provision of the ASPA.

(g) Notwithstanding anything to the contrary in this Section 9.2, the Sinclair HoldCo Indemnified Parties, on the one hand, and the Parent Indemnified Parties, on the other hand, shall not be entitled to indemnification under this Article 9 for any Damages to the extent the amount of such Damages was taken into account in the calculation of the Closing Adjustment Amount.

Section 9.3 Procedures.

(a) If any Sinclair HoldCo Indemnified Party seeks indemnification pursuant to Section 9.2(a), or if any Parent Indemnified Party seeks indemnification pursuant to Section 9.2(b), the Person seeking indemnification (the “Indemnified Party”) shall give written notice to the Party from whom such indemnification is sought (the “Indemnifying Party”) promptly (and in any event within fifteen (15) days) after the Indemnified Party (or, if the Indemnified Party is not a natural person, any Representative of the Indemnified Party) becomes aware of the facts giving rise to such claim for indemnification (an “Indemnified Claim”) specifying in reasonable detail the factual basis of the Indemnified Claim, stating the amount of Damages (or if not known, a good faith estimate of the amount of Damages) and the method of computation thereof, containing a reference to the provision of this Agreement in respect of which such Indemnified Claim arises and a copy of any papers theretofore served on or delivered to the Indemnified Party and demanding indemnification therefor. The failure of an Indemnified Party to provide notice in accordance with this Section 9.3(a), or any delay in providing such notice, shall not limit the Indemnified Party’s rights or constitute a waiver of the Indemnified Party’s claims to indemnification pursuant to Section 9.2, except to the extent that any such failure or delay in giving notice causes the amounts paid or to be paid by the Indemnifying Party to be greater than they otherwise would have been or otherwise results in prejudice to the Indemnifying Party. Notwithstanding anything to the contrary contained in this Agreement, New Parent shall deliver notice of any Indemnified Claim on behalf of any Parent Indemnified Party and Sinclair HoldCo shall deliver notice of any Indemnified Claim on behalf of any Sinclair HoldCo Indemnified Party. For the avoidance of doubt, no Parent Indemnified Party (other than New Parent) and no Sinclair HoldCo Indemnified Party (other than Sinclair HoldCo) shall be entitled to bring an indemnification claim hereunder, it being understood that New Parent may bring, but shall not be required to bring, any indemnification claim on behalf of any Parent Indemnified Party and Sinclair HoldCo may bring, but shall not be required to bring, any indemnification claim on behalf of any Sinclair HoldCo Indemnified Party.

(b) The Indemnifying Party will have the right, upon written notice delivered to the Indemnified Party within thirty (30) days of receipt of written notice of such Indemnified Claim, to assume the defense and control of any Third Party Claim (so long as prior to assuming the defense of same, the Indemnifying Party acknowledges its obligation to indemnify the Indemnified Party in writing), including the appointment and selection of counsel on behalf of the Indemnified Party so long as such counsel is reasonably acceptable to the Indemnified Party; provided, however, if the Indemnifying Party declines or fails to assume the defense of such Third Party Claim pursuant to this Section 9.3(b), then any Damages relating to such Indemnified Claim will include the reasonable fees and expenses (including reasonable attorneys’ fees and expenses) incurred by the Indemnified Party with respect thereto. Notwithstanding anything to the contrary in this Section 9.3(b), the Indemnified Party will control such indemnification claim (i) to the extent that the object of such Third Party Claim is to obtain an injunction, restraining order, declaratory relief or other material non-monetary relief against the Indemnified Party, (ii) if the named parties to any such Proceeding (including any impleaded parties) include both the Indemnified Party and the Indemnifying Party and the former shall have been advised in writing by counsel (with a copy to the Indemnifying Party) that there are one or more legal or equitable defenses available to it that are different from or additional to those available to Indemnifying Party, (iii) if the Indemnifying Party fails to provide reasonable assurance to the Indemnified Party of its financial capacity to defend the Third Party Claim and provide indemnification with respect to such Third Party Claim, (iv) if the Third Party Claim arises in connection with any criminal Proceeding against the Indemnified Party, (v) if the Third Party Claim, if adversely determined, would materially and adversely affect it or its Affiliates other than as a result of monetary Damages for which it would be entitled to indemnification under this Agreement (including by being reasonably likely to establish a precedent or custom that would be materially adverse to the Indemnified Party, whether or not monetary Damages are also asserted in connection with such claim), or (vi) an actual or readily apparent conflict of interest exists between the Indemnifying Party and the Indemnified Party with respect to the Third Party Claim that precludes effective joint representation; provided, that, in each case the Indemnifying Party will have reasonable information and consultation rights in connection therewith and the Indemnified Party not shall settle such Third Party Claim without the Indemnifying Party’s prior consent, such consent not to be unreasonably withheld, conditioned or delayed, unless (A) such settlement includes an unconditional release from all Damages with respect to the Third Party Claim in favor of the Indemnified Party or (B) the Indemnified Party stipulates in writing that there are no Damages for which it is entitled to indemnification under this Article 9. Whether the Indemnifying Party or the Indemnified Party is defending and controlling any such Third Party Claim, it shall select counsel, contractors, experts and consultants of recognized standing and competence, shall take reasonable steps necessary in the investigation, defense or settlement thereof, and shall diligently and promptly pursue the resolution thereof. The Indemnified Party shall, and shall cause each of its Affiliates and Representatives to, cooperate with the Indemnifying Party in connection with any Third Party Claim. Once the Indemnifying Party has duly assumed the defense of a Third Party Claim, the Indemnified Party shall have the right, but not the obligation, to participate in any such defense and to employ separate counsel of its choosing at its sole cost and expense. If the Indemnifying Party assumes the defense of any such Third Party Claim but fails to diligently prosecute such Third Party Claim, the Indemnified Party may assume control of such defense and in the event it is finally determined that the Third Party Claim was a matter for which the Indemnifying Party is required to provide indemnification under the terms of this Section 9.3, the Indemnifying Party will bear the reasonable costs and expenses of such defense (including reasonable attorneys’ fees and expenses).

(c) Notwithstanding anything to the contrary in this Agreement, the Indemnifying Party will not be permitted to settle, compromise, take any corrective or remedial action or enter into an agreed judgment or consent decree, in each case, (i) that does not unconditionally release the Indemnified Party from all Liabilities and obligations with respect to such Third Party Claim, (ii) that imposes injunctive or other equitable relief against the Indemnified Party, (iii) that contains any admission or statement admitting or suggesting any wrongdoing or Liability on behalf of the Indemnified Party, or (iv) under which the Indemnified Party would be required to pay any portion of any monetary Damages arising as a result of the Third Party Claim, in each case without the Indemnified Party’s prior written consent.

(d) If an Indemnifying Party makes any payment on an Indemnified Claim, the Indemnifying Party shall be subrogated, to the extent of such payment, to all rights and remedies of the Indemnified Party to any insurance benefits or other claims or benefits of the Indemnified Party with respect to such claim.

Section 9.4 Release.

Effective as of the Closing, Sinclair HoldCo, on the one hand, and each of the Parent Parties, on the other hand, on their own behalf and on behalf of each of their respective Affiliates and their respective Representatives and their respective successors and assigns (each a “Releasing Person”), hereby fully and unconditionally releases, acquits and forever discharges the other Party and such Party’s Affiliates and their respective Representatives and their respective successors and assigns (each a “Released Person”) from all debts, Proceedings, costs, expenses, torts, Damages, offsets, judgments and Liabilities whatsoever, of every name and nature, whether in Law (including Environmental Laws) or in equity, whether in Contract or in tort or otherwise, known or unknown, accrued or unaccrued, contingent or otherwise, including in respect of any right of indemnification, contribution, subrogation or reimbursement, which have been or could have been asserted against any Released Person, that any Releasing Person has or ever had to the extent arising out of, resulting from or relating to the Company Group, Sinclair HoldCo or their operations, affairs, or conduct of business prior to or at the Effective Time (each a “Released Claim”), except for Fraud and except as expressly provided in Section 9.1 or Section 9.2. Sinclair HoldCo, on the one hand, and each of the Parent Parties, on the other, further covenants and agrees (a) that it will not, and will cause its Affiliates and its and their respective Representatives not to, take any action inconsistent with this Section 9.4 (including commencing any Proceeding in respect of, or directly or indirectly transferring to another Person, any Released Claim) and (b) to indemnify and hold harmless each Released Person from and against and in respect of any and all such debts, Proceedings, costs, expenses, torts, Damages, offsets, judgments and Liabilities whatsoever, of every name and nature, incurred by any Released Person as a result of any action by such Party or any of its Affiliates that is inconsistent with this Section 9.4. This Section 9.4 shall survive the Closing, is intended for the benefit of and may be enforced directly by each of the Released Persons and is binding on all successors and assigns of Sinclair HoldCo, on the one hand, and each of the Parent Parties, on the other hand.

ARTICLE 10.

MISCELLANEOUS

Section 10.1 Notices.

All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail of a PDF document (with written confirmation of receipt) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Article 10):

if to any member of the Company Group prior to the Closing:

The Sinclair Companies

550 East South Temple

Salt Lake City, UT 84102

Attn:                 Lynn Hart

Telephone:       (801) 524-2756

Email:               lhart@sinclairoil.com

with a copy to (which shall not constitute notice):

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, Texas 77002

Attn:                 Scott N. Wulfe

                          Alan Beck

Telephone:       (713) 758-2750

                          (713) 758-3638

Email:               swulfe@velaw.com

                           abeck@velaw.com

if to Sinclair HoldCo:

The Sinclair Companies

550 East South Temple

Salt Lake City, UT 84102

Attn:                 Lynn Hart

Telephone:       (801) 524-2756

Email:               lhart@sinclairoil.com

with a copy to (which shall not constitute notice):

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, Texas 77002

Attn:                 Scott N. Wulfe

                          Alan Beck

Telephone:       (713) 758-2750

                          (713) 758-3638

Email:               swulfe@velaw.com

                           abeck@velaw.com

if to a Parent Party or to a member of the Company Group following the Closing:

c/o HollyFrontier Corporation

2828 North Harwood Street, Suite 1300

Dallas, TX 75201

Email:               president@hollyfontier.com

Attn:                 President

with a copy to (which shall not constitute notice):

c/o HollyFrontier Corporation

2828 North Harwood Street, Suite 1300

Dallas, TX 75201

Email:               generalcounsel@hollyfrontier.com

Attn:                 General Counsel

and

Morgan Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103

Attn:             Benjamin R. Wills

Telephone: (215) 963-5541

Email: Benjamin.wills@morganlewis.com

and

Watchtell, Lipton, Rosen & Katz

51 W. 52nd St.

New York, NY 10019

Attn: David A. Katz; Elina Tetelbaum

Telephone: (212) 403-1361; (212) 403-1061

Email: DAKatz@wlrk.com; ETetelbaum@wlrk.com

Section 10.2 Amendment; Waiver.

Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and, in the case of an amendment, signed by the Parties. No waiver by any Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the Party so waiving. No failure or delay by any Party in exercising any right, remedy, power or privilege arising hereunder shall operate or be construed as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 10.3 Assignment.

Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any Party without the prior written consent of the other Party.

Section 10.4 Entire Agreement.

This Agreement (including Annexes, Schedules and Exhibits), the Midstream Contribution Agreement (including the annexes, schedules and exhibits thereto) and the Reorganization Agreement (including the annexes, schedules and exhibits thereto) comprise the entire agreement among the Parties with respect to the subject matter contained herein and therein and supersede all prior and contemporaneous agreements and understandings, oral or written, with respect to such subject matters, except for the Confidentiality Agreement, which will remain in full force and effect for the term provided for therein and any other written agreement of the Parties that expressly provides that it is not superseded by this Agreement, the Midstream Contribution Agreement or the Reorganization Agreement.

Section 10.5 Parties in Interest; Non-Recourse Parties.

(a) This Agreement shall inure to the benefit of and be binding on the Parties and their respective successors and permitted assigns. Except as provided in Section 6.13(c), Section 9.2 and Section 9.4 this Agreement is for the sole benefit of the Parties and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer on any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(b) Notwithstanding anything to the contrary contained herein or otherwise, this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the Contemplated Transactions, may only be made against the entities and Persons that are expressly identified as Parties in their capacities as such and no former, current or future stockholders, equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, agents or Affiliates of any Party hereto, or any former, current or future direct or indirect stockholder, equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, agent or Affiliate of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any Liabilities of the Parties or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the Contemplated

Transactions or in respect of any representations made or alleged to be made in connection herewith. Without limiting the rights of any Party against the other Parties in no event shall any Party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary Damages from, any Non-Recourse Party.

Section 10.6 Public Disclosure.

Neither Sinclair HoldCo nor any of its Affiliates shall issue or make any communication, release or announcement to the public or to employees or others not directly involved in the negotiation or approval of this Agreement or the Contemplated Transactions without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), except as such communication, release or announcement may, be required by Law or the rules or regulations of any applicable securities exchange or similar organization. Prior to issuing or making any communication, release or announcement to the public with respect to the Contemplated Transactions, Parent shall allow Sinclair HoldCo reasonable time to comment thereon and Parent shall consider in good faith the comments of Sinclair HoldCo in advance of such issuance. Notwithstanding the foregoing, each Party may make internal announcements to its respective employees that are consistent with any prior public disclosures regarding the Contemplated Transactions after reasonable prior notice to and consultation with the other Parties.

Section 10.7 Expenses.

Except as otherwise provided in Section 6.2(a) or Section 8.3, regardless of whether the Contemplated Transactions are consummated, each of the Parties shall be responsible for the payment of its own costs and expenses incurred in connection with the negotiations leading up to and the performance of its own obligations pursuant to this Agreement, including the fees of any attorneys, accountants, brokers or advisors employed or retained by or on behalf of such Party.

Section 10.8 Governing Law.

This Agreement shall be governed by and construed and interpreted in accordance with the Laws of the State of Delaware, without giving effect to the conflicts of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 10.9 Counterparts.

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same agreement. A signed copy of this Agreement delivered by e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 10.10 Severability.

If any term or provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid, illegal or unenforceable in any jurisdiction, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity, illegality or unenforceability, nor shall such invalidity, illegality or unenforceability in any jurisdiction affect the validity, legality or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 10.11 Specific Performance.

(a) The Parties agree that irreparable damage would occur in the event that the Parties do not perform the provisions of this Agreement in accordance with its terms or otherwise breach such provisions. Accordingly, the Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, except to the extent set forth in Section 8.3(d), in addition to any other remedy to which they are entitled at law or in equity.

(b) Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (i) it has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity. Any Party seeking an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such Order, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or other security.

(c) If prior to the End Date, any Party hereto brings an Action to enforce specifically the performance of the terms and provisions hereof by any other Party, the End Date shall automatically be extended by such other time period established by the court presiding over such Action. Notwithstanding anything to the contrary contained herein or otherwise, after the Closing, no Party may seek to rescind this Agreement or any of the Contemplated Transactions.

Section 10.12 Exclusive Jurisdiction.

Any Proceeding arising out of or relating to this Agreement or any Contemplated Transactions shall only be brought in the Court of Chancery of the State of Delaware or if such court does not have jurisdiction, in any federal court within the State of Delaware only, and each Party expressly consents to personal jurisdiction and venue in such courts, waiving any claim of improper venue or that such courts are an inconvenient forum, or the absence of any property in the forum. Each Party irrevocably consents to the service of process of any of the aforementioned courts in any such Proceeding by the providing of notice in accordance with the provisions of Article 10.

Section 10.13 Waiver of Jury Trial.

EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO

(A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.13.

Section 10.14 Attorney Client Privilege; Waiver of Conflicts.

All communications involving attorney-client confidences between directors, officers or employees of Sinclair HoldCo or its Subsidiaries, including the Company Group, or direct or indirect holders of equity interests in Sinclair HoldCo, on the one hand, and Vinson & Elkins L.L.P., on the other hand, in the course of the negotiation, documentation and consummation of the Contemplated Transactions shall be deemed to be attorney-client confidences that belong solely to Sinclair HoldCo (and not the Company Group). Accordingly, the Company Group shall have no access to any such communications or to the files of Vinson & Elkins L.L.P. relating to such engagement from and after the Closing. Without limiting the generality of the foregoing, from and after the Closing, (a) Sinclair HoldCo (and not the Company Group) shall be the sole holder of the attorney-client privilege with respect to such engagement, and no member of the Company Group shall be a holder thereof, (b) to the extent that files of Vinson & Elkins L.L.P. in respect of such engagement constitute property of the client, only Sinclair HoldCo (and not Company Group) shall hold such property rights and (c) Vinson & Elkins L.L.P. shall have no duty whatsoever to reveal or disclose any such communications involving attorney-client confidences or files to any members of the Company Group by reason of any attorney-client relationship between Vinson & Elkins L.L.P. and any member of the Company Group.

The Parties have executed or caused this Agreement to be executed as of the date first written above.

PARENT

HOLLYFRONTIER CORPORATION

By:	/s/ Michael C. Jennings
Name:	Michael C. Jennings
Title:	Chief Executive Officer and President

NEW PARENT

HIPPO PARENT CORPORATION

By:	/s/ Michael C. Jennings
Name:	Michael C. Jennings
Title:	Chief Executive Officer and President

PARENT MERGER SUB

HIPPO MERGER SUB, INC.

By:	/s/ Michael C. Jennings
Name:	Michael C. Jennings
Title:	Chief Executive Officer and President

[Signature Page to Business Combination Agreement]

SINCLAIR HOLDCO

THE SINCLAIR COMPANIES

By:	/s/ Ross B. Matthews
Name:	Ross B. Matthews
Title:	Chief Operating Officer

COMPANY

HIPPO HOLDING LLC

By:	/s/ Ross B. Matthews
Name:	Ross B. Matthews
Title:	President

[Signature Page to Business Combination Agreement]

ANNEX A

DEFINITIONS

Unless the context otherwise requires, the capitalized terms used in this Agreement have the meanings specified or referenced below:

“280G Approval” has the meaning ascribed to such term in Section 6.10.

“280G Disqualified Individual” has the meaning ascribed to such term in Section 6.10.

“280G Waiver” has the meaning ascribed to such term in Section 6.10.

“Acceptable Confidentiality Agreement” has the meaning ascribed to such term in Section 6.7(a).

“Action” means any actual or threatened claim, action, suit, proceeding, investigation, or other similar legal proceeding, whether civil, criminal, administrative or investigative.

“Adjustment Time” means, (a) if the Closing Date is on the first day of a calendar month, 12:01 a.m. on the Closing Date, or (b) if the Closing Date is not the first day of a calendar month, 12:01 a.m. on the first day of the calendar month in which the Closing Date occurs.

“Adverse Recommendation Change” has the meaning ascribed to such term in Section 6.7(b)(i).

“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such specified Person at any time during the period for which the determination of affiliation is being made, where the term “control” (including, with correlative meaning, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any specified Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise. Prior to the Closing, the Company Group shall be considered Affiliates of Sinclair HoldCo, and following the Closing, the Company Group shall be considered Affiliates of Parent.

“Agreement” means this Business Combination Agreement, as it may be amended or supplemented from time to time in accordance with the terms hereof.

“Alternative Acquisition Agreement” has the meaning ascribed to such term in Section 6.7(b)(ii).

“Antitrust Laws” means any applicable supranational, national, federal, state, county, local or foreign Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act, the Sherman Act, the Clayton Act and the Federal Trade Commission Act, in each case, as amended, and other similar laws regulating antitrust, competition or restraint of trade of any U.S., foreign or international jurisdiction.

ANNEX A-1

“Applicable Hydrocarbon Inventory Amount” means, with respect to each item of Hydrocarbon Inventory, the volume of such item of Hydrocarbon Inventory as of the Adjustment Time, measured in accordance with the procedures set forth in Exhibit A.

“Applicable Hydrocarbon Inventory Price” means, with respect to each item of Hydrocarbon Inventory, the price per barrel set forth opposite such item of Hydrocarbon Inventory in Exhibit A.

“Applicable RINs Amount” means, with respect to each type of RIN, the amount of such RINs owned by the applicable members of the Company Group as of the Adjustment Time.

“Applicable RINs Obligation” means, with respect to each type of RIN (i.e., D3, D4, D5, and D6), the collective renewable volume obligation of the applicable members of the Company Group for such type of RIN, calculated in accordance with 40 C.F.R. § 80.1407 using the standard applicable to the year in which Closing occurs pursuant to 40 C.F.R. § 80.1405(a), as of the Adjustment Time; provided, however, that if no such standard has been established as of the Adjustment Time, the calculation shall be conducted in accordance with the standards provided for the later of 2020 or the most recent calendar year for which standards have been provided in 40 C.F.R. § 80.1405(a).

“Applicable RINs Price” means, with respect to each type of RIN, the average of the daily closing prices for such type of RIN for the twenty (20) full trading days prior to the Adjustment Time as reported by OPIS.

“ASPA” has the meaning ascribed to such term in Section 9.2(f).

“Assumed Liabilities” means (a) all Liabilities, other than Retained Liabilities, of any kind, character or description, to the extent arising out of, resulting from or relating to, the operation, affairs or conduct of the Downstream Business or Midstream Business, including, for the avoidance of doubt, all Liabilities related to the refinery and associated assets in Tulsa, Oklahoma previously owned by the Company Group, whether before, at or after the Closing and (b) Employment Liabilities.

“Benefit Plan” means including each “employee benefit plan” within the meaning of Section 3(3) of ERISA and each other employment, consulting, offer letter, executive compensation, pension, profit-sharing, retirement, deferred compensation, bonus, commission or other incentive, stock option, stock grant, phantom equity or other equity or equity-based, change in control, transaction, retention, severance, termination, salary continuation, welfare, health, medical, dental, vision, disability, life insurance, accidental death and dismemberment, cafeteria, flexible spending account, health spending account, health reimbursement arrangement, paid time off, tuition reimbursement or scholarship, loan, gross-up, workers’ compensation, fringe or any other plan, agreement, contract, obligation, program, policy, practice or arrangement with respect to compensation, benefits or terms and conditions of employment or service of any current or former employee or independent contractor, including with respect to a single individual, and in each case whether or not reduced to writing, funded, tax-qualified, subject to ERISA or legally enforceable.

ANNEX A-2

“Benefits Liabilities” means all Liabilities arising out of, resulting from or relating to the Sinclair Benefit Plans or any other Benefit Plan maintained, sponsored or contributed to by Sinclair HoldCo or any of its ERISA Affiliates or under which any Sinclair HoldCo or any of its ERISA Affiliates has or could reasonably be expected to have any Liability, in each case, whether before, at, or after the Closing (including, for the avoidance of doubt, any Liabilities arising under Section 4980H of the Code or otherwise arising from any failure to offer benefits to any current or former employee or independent contractor who provides or has provided services directly or indirectly to any member of the Company Group (including as an employee of Sinclair Services Company) or any other current or former employee or independent contractor of Sinclair HoldCo or its ERISA Affiliates).

“Blenders Tax Credits” means any Excise Tax credit with respect to Section 6426 of the Code (or any successor thereto) or any similar or corresponding provision of state or local Law.

“Business Day” means a day (excluding Saturday and Sunday) on which banks are generally open for business in the State of Texas.

“Business Intellectual Property Rights” means all Owned Business Intellectual Property Rights and Licensed Business Intellectual Property Rights.

“Cash” as of any time means, without duplication, all cash and cash equivalents, including deposits, marketable securities, any checks received (but not yet deposited), and any cash collateral accounts, in each case as determined in accordance with the accounting principles set forth on Schedule 2.6(a); it being understood that Cash shall be reduced by the amount of any checks written (but not yet cashed) (to the extent the Liability related thereto has not been included in the calculation of Closing Working Capital).

“Casualty Event” has the meaning ascribed to such term in Section 6.17(a).

“Closing” means the consummation of the transactions contemplated by this Agreement.

“Closing Adjustment Amount” means, as of any date of determination, an amount (which may be positive or negative) equal to (a) Final Closing Working Capital, minus Estimated Closing Working Capital, plus (b) Final Closing Cash, minus Estimated Closing Cash, plus (c) Final Closing Hydrocarbon Inventory Amount, minus Estimated Closing Hydrocarbon Inventory Amount, plus (d) Final Closing Blenders Tax Credits, minus Estimated Blenders Tax Credits, plus (e) Final Closing RINs Adjustment, minus Estimated Closing RINs Adjustment, minus (f) Final Closing Indebtedness, minus Estimated Closing Indebtedness.

“Closing Accounting Statement” has the meaning ascribed to such term in Section 2.6(a).

“Closing Blenders Tax Credits” means Blenders Tax Credits as of the Adjustment Time.

“Closing Cash” means Cash of the Company Group as of the Adjustment Time.

“Closing Date” has the meaning ascribed to such term in Section 3.1.

“Closing Divestiture Shares” has the meaning ascribed to such term in Section 2.5(f)(v).

ANNEX A-3

“Closing Hydrocarbon Inventory Amount” means the Hydrocarbon Inventory Amount as of the Adjustment Time.

“Closing Indebtedness” means the aggregate amount of Indebtedness of the Company Group as of the Adjustment Time, determined in accordance with the accounting principles set forth on Schedule 2.6(a), without giving effect to the Contemplated Transactions.

“Closing RINs Adjustment” means the amount (which may be negative number) equal to (a) the Closing RINs Amount minus (b) the Closing RINs Obligation.

“Closing RINs Amount” means the aggregate amount equal to the sum of, for each type of RIN (i.e., D3, D4, D5 and D6), (a) the Applicable RINs Amount, multiplied by (b) the Applicable RINs Price.

“Closing RINs Obligation” means the aggregate amount equal to the sum of, for each type of RIN (i.e., D3, D4, D5 and D6), (a) the Applicable RINs Obligation, multiplied by (b) the Applicable RINs Price.

“Closing Working Capital” means Working Capital as of the Adjustment Time.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commission” means the Securities and Exchange Commission.

“Company” has the meaning ascribed to such term in the Preamble.

“Company Acquisition Proposal” has the meaning ascribed to such term in Section 6.7(k).

“Company Benefit Plan” means each Benefit Plan (i) that is maintained, sponsored or contributed to by any member of the Company Group or (ii) under which any member of the Company Group has or could reasonably be expected to have any Liability. For the avoidance of doubt, “Company Benefit Plan” shall not include any HoldCo Benefit Plan.

“Company Disclosure Schedules” has the meaning ascribed to such term in Article 4.

“Company Employees” has the meaning ascribed to such term in Section 4.18(a).

“Company Employment Group” means, with respect to services provided to the Company Group, collectively, the Company Group, Sinclair HoldCo and its Affiliates.

“Company Expenses” has the meaning ascribed to such term in Section 8.3(b).

“Company Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization), Section 4.2 (Authority; Binding Effect), Section 4.3(a) (Non-Contravention of Organizational Documents), Section 4.6 (Capitalization of the Company), Section 4.7(a) and (b) (Subsidiaries; Equity Ownership), Section 4.24 (Brokers) and Section 4.26 (Board Approval; Vote Required).

“Company Group” means the Company and all of the Company Subsidiaries, collectively.

ANNEX A-4

“Company LLC Interests” means the limited liability company interests of the Company.

“Company Marks” has the meaning ascribed to such term in Section 6.16.

“Company Officer’s Certificate” has the meaning ascribed to such term in Section 3.2(c)(ii).

“Company Reorganization” has the meaning ascribed to such term in the Recitals.

“Company Revolving Credit Facility” means that certain Fourth Amended and Restated Credit Agreement, dated as of July 24, 2018 among Sinclair HoldCo, as borrower, the subsidiaries of Sinclair HoldCo party thereto, the lenders from time to time party thereto and Wells Fargo Bank, National Association, as administrative agent and issuing bank, as amended, amended and restated, supplemented or otherwise modified from time to time.

“Company Software” means all of the Software owned exclusively by any of the Company Group.

“Company Subsidiary” has the meaning ascribed to such term in Section 4.7(a).

“Company Systems” means the hardware (whether general purpose or special purpose), servers, circuits, platforms, computers, cable, networks and other computer systems that are owned by, or used in the operation of the business of, any of the Company Group.

“Company Tax Counsel” has the meaning ascribed to such term in Section 7.3(d).

“Company Tax Counsel Sinclair Tax Certificate” has the meaning ascribed to such term in Section 6.3(g).

“Company Tax Counsel Parent Tax Certificate” has the meaning ascribed to such term in Section 6.3(g).

“Confidentiality Agreement” means that certain Confidentiality Agreement by and between Sinclair Oil Corporation and Parent, dated as of August 31, 2020.

“Contemplated Transactions” means all of the transactions contemplated by this Agreement, including the Parent Merger and the Sinclair Contribution, and the performance by the Parties of their respective obligations under this Agreement. For purposes of clarity, the Contemplated Transactions do not include the transactions being consummated pursuant to the Midstream Contribution Agreement.

“Continuing Employee” has the meaning ascribed to such term in Section 6.9(b).

“Contract” means any agreement, contract, obligation or undertaking (whether written or oral) that is or is intended to be legally binding.

“Copyrights” has the meaning ascribed to such term in the definition of Intellectual Property Rights.

ANNEX A-5

“Credit Support Arranagements” has the meaning ascribed to such term in Section 6.24.

“Current Assets” means the current assets of the Company Group on a consolidated basis determined in accordance with the accounting principles set forth on Schedule 2.6(a), a sample calculation of which is set forth on Schedule 2.6(a) under the heading “Current Assets”; provided, that neither the amount of the Puri Note nor the amount of the Stinker Stores Note shall be included in Current Assets.

“Current Liabilities” means the current liabilities of the Company Group on a consolidated basis determined in accordance with the accounting principles set forth on Schedule 2.6(a), a sample calculation of which is set forth on Schedule 2.6(a) under the heading “Current Liabilities.”

“D&O Person” means each current and former director or officer of the Company Group and each Person who serves or served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee plan or enterprise if such service is/was at the request or for the benefit of the Company Group (together with any such Person’s heirs, successors, executors or administrators).

“Damages” means any and all loss, cost, damages, Taxes, amounts paid in settlement, cost, expense (including reasonable fees of, and actual disbursements by, attorneys, consultants, experts or other Representatives, including litigation costs), fine, penalty, judgement, or liability of any other nature.

“DGCL” has the meaning ascribed to such term in the Recitals.

“Disputed Item” has the meaning ascribed to such term in Section 2.6(b).

“Divestiture Action” has the meaning ascribed to such term in Section 6.2(b).

“DOJ” means the Antitrust Division of the United States Department of Justice.

“Domain Names” has the meaning ascribed to such term in the definition of Intellectual Property Rights.

“Downstream Business” means the ownership, operation, management and maintenance of the Facilities and all associated assets and infrastructure pertaining to the downstream business of the Company Group, including all activities related thereto (including the direct or indirect participation in the refining, transportation, marketing, storage or sale of hydrocarbons and refined products), but, for the avoidance of doubt, excluding the Retained Business, the Retained Liabilities, Legacy Assets and the Midstream Business.

“EBITDA” means earnings before interest, taxes, depreciation, and amortization.

“Effective Time” has the meaning ascribed to such term in Section 2.1(b).

“Employment Liabilities” means Liabilities of any kind, character or description to extent arising out of, resulting from or relating to the employment or engagement of individuals providing services to the Downstream Business or Midstream Business whether before, at, or after the Closing, excluding all Benefits Liabilities.

ANNEX A-6

“Encumbrance” means any charge, claim, lien (statutory or otherwise), option, pledge, security interest, mortgage, deed of trust, easement, encroachment, right of first refusal or first offer or restriction or encumbrance of any kind.

“End Date” has the meaning ascribed to such term in Section 8.1(d).

“Environment” shall mean surface water, groundwater, land, surface or subsurface strata, ambient air, indoor air, and flora, fauna and biota.

“Environmental Law” means Laws or Orders of any Governmental Authority relating to pollution or protection of the Environment, worker health and occupational safety, including Laws or Orders related to the Release or threatened Release of, or exposure to, any Hazardous Material and/or governing the handling, use, generation, treatment, recycling, storage, transportation, disposal, manufacture, registration, distribution, formulation, packaging or labeling of Hazardous Materials.

“Environmental Notice” means any written complaint, citation, notice, demand or claim arising from or regarding any actual or alleged noncompliance with any Environmental Law or Law or Order of any Governmental Authority issued thereunder or Environmental Permit, any actual or alleged liability or any potential responsibility for the assessment, investigation, response, removal, remediation, corrective action or monitoring costs related to a Release of any Hazardous Material under Environmental Laws.

“Environmental Permit” means any federal, state, local, provincial, or foreign permits, licenses, approvals, registrations, waivers, consents or authorizations required or issued by any Governmental Authority under or in connection with any Environmental Law.

“Equitable Exceptions” has the meaning ascribed to such term in Section 4.2(b)

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, together with the applicable Person, any other Person that is or was at any time treated as a single employer with such Person under Section 414 of the Code or Section 4001 of ERISA and any general partnership of which the applicable Person is or has been a general partner.

“Estimated Adjustment Payment” means an aggregate amount of cash (which may be a negative number) equal to: (i) the Estimated Closing Working Capital Adjustment, plus (ii) the Estimated Closing Cash, plus (iii) the Estimated Hydrocarbon Inventory Adjustment, plus (iv) the Estimated Blenders Tax Credits, plus (v) the Estimated Closing RINs Adjustment, minus (vi) the Estimated Closing Indebtedness.

“Estimated Blenders Tax Credits” has the meaning ascribed to such term in Section 2.5(d).

“Estimated Closing Cash” has the meaning ascribed to such term in Section 2.5(d).

ANNEX A-7

“Estimated Closing Hydrocarbon Inventory Amount” has the meaning ascribed to such term in Section 2.5(d).

“Estimated Closing Indebtedness” has the meaning ascribed to such term in Section 2.5(d).

“Estimated Closing RINs Adjustment” has the meaning ascribed to such term in Section 2.5(d).

“Estimated Closing Working Capital” has the meaning ascribed to such term in Section 2.5(d).

“Estimated Closing Working Capital Adjustment” means the amount (which may be a negative number) equal to (a) Estimated Closing Working Capital minus (b) the Working Capital Target Amount.

“Estimated Hydrocarbon Inventory Adjustment” means the amount (which may be a negative number) equal to (a) Estimated Closing Hydrocarbon Inventory Amount minus (b) the Hydrocarbon Inventory Target Amount.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excise Taxes” means all federal, state and local fuel excise Taxes, including motor fuel Taxes imposed under Sections 4041 and 4081 of the Code, federal oil spill liability Taxes imposed under Section 4611 of the Code and any similar Taxes (which shall include for purposes of this definition petroleum product delivery fees, petroleum product inspection fees, petroleum release and cleanup fees, underground storage tank and release fees, environmental surcharge fees, propane education and research fees, and any similar fees, in each case, that apply generally to industry participants and that are in the nature of a Tax).

“Existing SRE Litigation” has the meaning ascribed to such term in Section 6.22(b).

“Facilities” means the Refineries and the Company’s Wyoming Renewable Diesel Facility, located in Sinclair, Wyoming.

“Final Closing Blenders Tax Credits” has the meaning ascribed to such term in Section 2.6(c).

“Final Closing Cash” has the meaning ascribed to such term in Section 2.6(c).

“Final Closing Hydrocarbon Inventory Amount” has the meaning ascribed to such term in Section 2.6(c).

“Final Closing Indebtedness” has the meaning ascribed to such term in Section 2.6(c).

“Final Closing RINs Adjustment” has the meaning ascribed to such term in Section 2.6(c).

“Final Closing Working Capital” has the meaning ascribed to such term in Section 2.6(c).

“Financial Statement Businesses” has the meaning ascribed to such term in Section 4.5(a).

ANNEX A-8

“Financial Statements” has the meaning ascribed to such term in Section 4.5(a).

“Fraud” means a knowing and intentional misrepresentation of a material fact or concealment of a material fact by a Party with respect to any representation or warranty by the Party in Article 4 or 5 of this Agreement (or the corresponding Company Disclosure Schedules or Parent Disclosure Schedules, as applicable) (but not, for the avoidance of doubt, in any other actual or alleged representation or warranty made orally or in writing), which is made or concealed with the intent of inducing another Party to enter into this Agreement and upon which such other Party has reasonably relied (and does not include any fraud claim based on constructive knowledge, negligent misrepresentation, recklessness or a similar theory).

“FTC” means the United States Federal Trade Commission.

“Fuel Credit Programs” means the Laws relating to emissions credits, allowances, offsets, compliance instruments, allotments, renewable identification numbers, certificates, authorizations, and other credits (relating to applicable fuel quality standards, renewable fuel and emissions standards, and other matters) as described in Schedule 1.1(f).

“GAAP” means the generally accepted accounting principles and practices in effect in the United States from time to time, as applied on a consistent basis by the Company.

“Governmental Authority” means any national, federal, state, regional, provincial, local or municipal administrative, judicial, legislative, executive, regulatory, police or taxing government or governmental or quasi-governmental authority of any nature, including any agency, branch, bureau, department, official or government-owned, government-operated, or government-controlled entity or any court or other tribunal, whether domestic or foreign.

“Hazardous Material” means any chemical, material, substance or waste defined or regulated as hazardous or toxic or as a pollutant or contaminant under any Environmental Law, including any petroleum, waste oil or petroleum constituents or by-products, radioactive materials, asbestos or asbestos-containing materials, gasoline, diesel fuel, pesticides, radon, urea formaldehyde, polychlorinated biphenyls, per- and polyfluoroalkyl substances; and any other chemicals, materials, substances or wastes in any amount or concentration for which Liability is imposed under Environmental Laws.

“Historical Financial Statements” has the meaning ascribed to such term in Section 4.5(a).

“HoldCo Benefit Plan” means each Benefit Plan with respect to any current or former employee or independent contractor who provides or has provided services directly or indirectly to any member of the Company Group (including as an employee of Sinclair Services Company) that (i) is maintained, sponsored or contributed to by Sinclair HoldCo or any of its ERISA Affiliates (other than the Company Group) or under which Sinclair HoldCo or any of its ERISA Affiliates (other than the Company Group) has or could reasonably be expected to have any Liability.

ANNEX A-9

“Hospitality Business” means (a) the ownership, operation and management of hotels in Utah, Wyoming, Arizona and California, including (i) Little America Hotels and Resorts and (ii) various roadside hotel and truck stop properties, (b) the ownership, operation and management of ski resort properties in Utah and Idaho, including Sun Valley Ski Resort, (c) the ownership, operation and management of the Sinclair branded retail location in each of (i) Mountain Green, Utah, (ii) Salt Lake City, Utah and (iii) Sun Valley, Idaho, and (d) the ownership and management of the properties set forth on Schedule 1.1(e) and other undeveloped real estate for future development or sale, which real estate is not related to the crude supply, refining, logistics or refined products marketing businesses of the Company Group or used in support of the Sinclair brand.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Hydrocarbon Inventory” means the products set forth in Exhibit A.

“Hydrocarbon Inventory Amount” means the aggregate amount equal to the sum of, for each item of Hydrocarbon Inventory, (a) the Applicable Hydrocarbon Inventory Amount multiplied by (b) the Applicable Hydrocarbon Inventory Price for such item.

“Hydrocarbon Inventory Target Amount” means the aggregate amount equal to the sum of, for each item of Hydrocarbon Inventory, (a) the volume target (in barrels) set forth opposite such item of Hydrocarbon Inventory in Exhibit A multiplied by (b) the Applicable Hydrocarbon Inventory Price for such item.

“Income Taxes” means any federal, state, local or foreign Tax (i) measured or imposed on or with reference to net income or gross income (in lieu of net income) or (ii) imposed on, or with reference to, multiple bases including net income.

“Income Tax Returns” means any Tax Return with respect to Income Taxes.

“Indebtedness” means, with respect to the Company Group, without duplication, (a) indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money, (b) indebtedness evidenced by any note, bond, debenture, mortgage, loan or other debt instrument or debt security, (c) obligations under any performance bond or letter of credit, but only to the extent drawn or called prior to the Adjustment Time, (d) obligations, contingent or otherwise, under any lease arrangements that are required to capitalized under GAAP, (e) obligations for purchase price adjustments, royalty payments, the deferred purchase price of property, assets, services or equity interests, including “earn-outs” and “seller notes” (but excluding any trade payables, purchase orders, accrued expenses or Contracts for the purchase of goods or services prior to the delivery of such goods or services, in each case arising in the ordinary course of business), (f) obligations under any derivative financial instruments, including interest rate swaps, collars, caps, hedging and other derivative and similar arrangements, (g) obligations (that are not otherwise Indebtedness) secured by an Encumbrance (other than any Permitted Encumbrance) on property owned by any member of the Company Group, (h) amounts owed to any Affiliates of any member of the Company Group (other than amounts owed between members of the Company Group), (i) guarantees with respect to any indebtedness of any other Person of a type described in clauses (a) through (h) above and (j), and (j) for clauses (a) through (i) above, all accrued interest thereon, if any, and, solely in the case of the Specified Funded Indebtedness, any termination fees, prepayment penalties, “breakage” costs or similar payments associated with the repayment of such Specified Funded Indebtedness on the

ANNEX A-10

Closing Date. For the avoidance of doubt, Indebtedness shall not include (i) trade payables, (ii) any obligations under any performance bond or letter of credit to the extent undrawn or uncalled as of the Adjustment Time, (iii) any intercompany Indebtedness of the Company and the Company Subsidiaries, (iv) any Indebtedness incurred by the Parent Parties and their Affiliates (and subsequently assumed by the Company or any Company Subsidiary) on the Closing Date, (v) any endorsement of negotiable instruments for collection in the ordinary course of business, (vi) any deferred revenue, (vii) any Taxes of the Company or any Company Subsidiary or (viii) any liability under any Contract, agreement or other arrangement between the Company or any Company Subsidiary, on the one hand, and any Parent Party or any of its Affiliates, on the other hand.

“Indebtedness Payoff Amount” means the aggregate principal amount of the Specified Funded Indebtedness, plus all accrued but unpaid interest, fees and other amounts payable thereon (including any premiums, penalties or other obligations relating thereto), in each case, calculated as of the Adjustment Time without giving effect to the Contemplated Transactions.

“Indemnified Claim” has the meaning ascribed to such term in Section 9.3(a).

“Indemnified Party” has the meaning ascribed to such term in Section 9.3(a).

“Indemnifying Party” has the meaning ascribed to such term in Section 9.3(a).

“Independent Accountant” has the meaning ascribed to such term in Section 2.6(c).

“Initial Sinclair Directors” has the meaning ascribed to such term in Section 2.2(d).

“Insurance Policies” has the meaning ascribed to such term in Section 4.20.

“Insured Sinclair Owned Real Property” means those parcels of Sinclair Owned Real Property with respect to which New Parent elects to purchase title insurance at Closing.

“Intellectual Property Rights” means intellectual property rights arising from or in respect of the following, whether protected, created or arising under the Laws of the United States or any other jurisdiction or under any international convention, including all: (i) patents and patent applications, including all continuations, divisionals, continuations-in-part, and provisionals, and patents issuing on any of the foregoing, and all reissues, reexaminations, substitutions, renewals and extensions of any of the foregoing (clause (i), collectively, “Patents”); (ii) trademarks, service marks, trade names, trade dress, logos, corporate names and other similar indicia of origin or business identifiers, together with the goodwill associated with any of the foregoing, and all applications, registrations, renewals and extensions of any of the foregoing (clause (ii), collectively, “Trademarks”); (iii) copyrights, works of authorship (including any rights in software), including copyrights in Software website content and code, documentation, advertising copy, marketing materials, specifications, translations, drawings, graphics, databases and all registrations, applications, renewals, extensions and reversions of any of the foregoing (clause (iii), collectively, “Copyrights”); (iv) trade secrets, confidential business information and other proprietary information (including concepts, ideas, designs, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, drawings, methods, know-how, technical data and databases, discoveries, inventions, rights in research and development, formulas, modifications, extensions, software algorithms, improvements and other

ANNEX A-11

proprietary rights) (clause (iv), collectively, “Trade Secrets”); (v) domain names, domain name registrations and rights, social media accounts, and web pages (clause (v), collectively, “Domain Names”); (vi) rights of privacy and publicity; and (vii) the right to sue and collect Damages for past, present and future infringement, misappropriation or other violation with respect to any of the foregoing intellectual property rights.

“Intended Tax Treatment” has the meaning ascribed to such term in Section 6.3(f)(i).

“Interim Balance Sheet” has the meaning ascribed to such term in Section 4.5(a).

“Intervening Event” has the meaning ascribed to such term in Section 6.7(i)(iii).

“IRS” means the United States Internal Revenue Service.

“Joint Venture Interests” has the meaning ascribed to such term in Section 4.7(e).

“Joint Ventures” means Saddle Butte Pipeline III, LLC, a Delaware limited liability company, UNEV Pipeline, LLC, a Delaware limited liability company, Pioneer Investments Corp., a Delaware corporation, and Prairie Field Services, LLC, a North Dakota limited liability company.

“Knowledge of the Company” means, when used with respect to the representations and warranties of Sinclair HoldCo and the Company in Article 4, the actual knowledge of one or more of the individuals identified on Schedule 1.1(a)(i) of such fact or matter (as opposed to imputed, implied, or constructive knowledge, and without any duty or obligations of inquiry).

“Knowledge of Parent” means, when used with respect to the representations and warranties of Parent in Article 5, the actual knowledge of one or more of the individuals identified in Schedule 1.1(a)(ii) of such fact or matter (as opposed to imputed, implied, or constructive knowledge, and without any duty or obligations of inquiry).

“Law” means any statute, law, ordinance, regulation, rule, code, Order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.

“Legacy Assets” means (a) all refining, pipeline, storage or terminalling assets (including the former Shawnee, New Madrid, Iola and Mexico terminals and any pipeline and related assets, including pipeline breakout stations and tanks, owned or operated in or around Hartford, Illinois) (and associated real property interests and buildings or improvements related to the foregoing) that (i) were previously owned or operated by Sinclair HoldCo, its Affiliates (including the Company Group) or any of their respective former Affiliates, including those related to the Downstream Business or the Midstream Business, but have been disposed of prior to the Closing, other than the refinery and associated assets in Tulsa, Oklahoma, previously owned by the Company Group or (ii) are located off-site of the Sinclair Real Property and that have been permanently idled or are currently non-operational and not expected to return to operational service and (b) the assets listed on Schedule 1.1(g).

ANNEX A-12

“Legacy Liabilities” means (a) all Liabilities to the extent they arise out of, result from or relate to Sinclair Marketing, Inc. or Sinclair Services Company, (b) all Liabilities to the extent they arise out of, result from or relate to the Legacy Assets, including Liabilities specific to a Legacy Asset, such as environmental contamination of the particular Legacy Asset and any associated real property or adjacent real property, claims for personal injury or death arising out of the presence of environmental contamination at or emanating from any Legacy Asset, Liabilities relating to specific activities or operations at a Legacy Asset (other than activities constituting participation in the industry generally, which shall not constitute Legacy Liabilities in accordance with the proviso below) or Liabilities related to the dismantling or disposition of the particular Legacy Asset, and (c) the SFC Liabilities (as defined in the Reorganization Agreement); but, in all cases of clauses (a), (b) and (c) above, excluding (i) Employment Liabilities, (ii) products Liabilities and (iii) Liabilities that arise primarily from participation in the refining industry or any of the businesses of transporting, selling or marketing hydrocarbons or refined products generally and would be generally applicable to any participants in such industries, such as climate change litigation.

“Legal Restraint” means any temporary restraining order, preliminary or permanent injunction or other judgment or Order issued by any Governmental Authority.

“Liabilities” means all debts, liabilities, Taxes, guarantees, assurances, commitments and obligations, whether fixed, contingent or absolute, asserted or unasserted, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due, whenever or however arising (including whether arising out of any Contract or tort based on negligence or strict liability) and regardless of whether such item would be required by GAAP to be reflected in financial statements or disclosed in the notes thereto.

“Licensed Business Intellectual Property Rights” means Intellectual Property Rights that any third Person owns and that any member of the Company Group is licensed to use in its business as currently conducted and as proposed to be conducted.

“Licensed Parent Intellectual Property Rights” means Intellectual Property Rights that any third Person owns and that any of the Parent Entities is licensed to use in its business as currently conducted and as proposed to the conducted.

“Material Adverse Effect” means any event, occurrence, fact, condition or change that, individually or in the aggregate, has had (a) a material and adverse effect on the assets, business, financial condition or results of operations of the Company Group, taken as a whole, or (b) a material and adverse effect on the ability of the Company or Sinclair HoldCo to consummate the Contemplated Transactions; provided, however, that, in the case of clause (a) above, none of the following shall be taken into account in determining whether there has been a Material Adverse Effect: (i) changes or conditions generally affecting the economy or the financial markets in the United States or globally; (ii) changes or conditions generally affecting the industries in which the Company Group operates; (iii) armed hostilities, acts of war, terrorism, military actions or any escalation or material worsening thereof following the date hereof; (iv) changes in Laws (including applicable Environmental Laws) or GAAP, or in the interpretation thereof; (v) the announcement of this Agreement or the pendency of the Contemplated Transactions (including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, vendors, partners, or employees); (vi) compliance by the Company with this Agreement, any actions taken or not taken by the Company that are required to be taken or not taken pursuant to

ANNEX A-13

this Agreement; (vii) the failure, in and of itself, of the Company Group to meet any projections, forecasts, estimates or predictions (provided that any event, occurrence, fact, condition or change that caused or contributed to such failure to meet any projection, forecast, estimate or prediction shall not be excluded from the definition of Material Adverse Effect for purposes of this clause (vii)); (viii) any effects of weather, geological or meteorological events or other natural disaster; (ix) any strikes, work stoppages or other labor disturbances; (x) any epidemic, pandemic, disease outbreak (including the COVID-19 virus) or other public health crisis or public health event, or the worsening of any of the foregoing; or (xi) any increases in the costs of commodities or supplies or decreases in the price of refined or finished products; except to the extent such effect relating to or arising in connection with matters described in clauses (i), (ii), (iii), (iv), (viii), (ix) and (x) above disproportionately affects the Company Group, as compared to other Persons that conduct business in, and derive substantially all of their revenues from, the industries in which the Company Group is engaged within the geographic area in which the Company Group principally operates.

“Midstream Business” means the ownership, operation, management and maintenance of the Facilities and all associated assets and infrastructure pertaining to the midstream business of the Company Group, including all sourcing, crude supply, midstream, transporting, gathering, terminalling, pipelines and logistics activities associated therewith and all ancillary activities related thereto.

“Midstream Company” means the “Company,” as such term is defined in the Midstream Contribution Agreement.

“Midstream Company Group” means the “Company Group,” as such term is defined in the Midstream Contribuiton Agreement.

“Midstream Contribution” has the meaning ascribed to such term in the Recitals.

“Midstream Contribution Agreement” has the meaning ascribed to such term in the Recitals.

“Midstream Liabilities” means all Liabilities of any kind, character or description, to the extent arising out of, resulting from or relating to, the operation, affairs or conduct of the Midstream Business.

“MLP” has the meaning ascribed to such term in the Recitals.

“New Parent” has the meaning ascribed to such term in the Preamble.

“New Parent Base Stock Amount” means a number of shares of New Parent Common Stock equal 60,230,036.

“New Parent Board” has the meaning ascribed to such term in the Recitals.

“New Parent Bylaws” has the meaning ascribed to such term in Section 2.2(b).

ANNEX A-14

“New Parent Certificate of Incorporation” has the meaning ascribed to such term in Section 2.2(b).

“New Parent Common Stock” means the common stock of New Parent, par value $0.01.

“New Parent Dividend Equivalent” has the meaning ascribed to such term in Section 2.4(c).

“New Parent PSU Award” has the meaning ascribed to such term in Section 2.4(b).

“New Parent Restricted Stock Unit Award” has the meaning ascribed to such term in Section 2.4(a).

“New Parent Stockholder Approval” has the meaning ascribed to such term in the Recitals.

“New Parent Title Policies” means, collectively, ALTA owner’s policies of title insurance, with such endorsements as may be required by New Parent, and otherwise in form and substance reasonably satisfactory to New Parent, effective as of the Closing Date, insuring the applicable Company Group member’s good and marketable fee simple title to the Insured Sinclair Owned Real Property (and such Company Group member’s rights under any easements appurtenant thereto), free and clear of all Encumbrances, except Permitted Encumbrances.

“Non-Recourse Party” has the meaning ascribed to such term in Section 10.5(b).

“O&G Business” means (a) the development, leasing, acquisition, exploration, and production of unrefined oil, gas, coal seam gas, casinghead gas, condensate, distillate, liquid hydrocarbons and gaseous hydrocarbons (“O&G Hydrocarbons”) and (b) (i) the ownership, operation, maintenance, expansion, construction, commissioning and decommissioning of, and acquisition of, gathering systems and pipelines through which such O&G Hydrocarbons are transported, and (ii) the transportation and disposal of water (including fluids and materials contained therein) produced in association with the production of such O&G Hydrocarbons, including, in each of clauses (i) and (ii), through the ownership of equity interests in Wolf Midstream Holdings, LLC; provided, however, that the O&G Business shall exclude (x) any of the foregoing actions taken in connection with any gathering systems and pipelines located downstream from the point in which control and custody of such O&G Hydrocarbons is transferred to a Person other than any Person who held a direct or indirect interest in such O&G Hydrocarbons at the wellhead and (y) the Powder Flats crude oil gathering system owned by the Saddle Butte Pipeline III, LLC.

“O&G Hydrocarbons” has the meaning ascribed to such term in the definition of O&G Business.

“Off-The-Shelf Software” means licenses for commercially available and unmodified off-the-shelf Software used solely for internal use with a replacement cost or aggregate fee, royalty, or other consideration for any such Software or group of related Software licenses of no more than $25,000 per year.

“Office Lease” has the meaning ascribed to such term in Section 3.2(b)(vi).

ANNEX A-15

“Open Source” means any Software that is distributed as free software, open source software, copyleft software, “freeware” or “shareware” or under similar licensing or distribution models, including, without limitation, any Software licensed under the GNU General Public License, the GNU Library General Public License, the GNU Lesser General Public License, the Affero General Public License, the Mozilla Public License, the Common Development and Distribution License, the Eclipse Public License or any Creative Commons “sharealike” license.

“Order” means any order, judgment, injunction, award, decree, writ or other legally enforceable requirement handed down, adopted or imposed by, including any consent decree, settlement agreement or similar written agreement with, any Governmental Authority.

“Other Consideration” has the meaning ascribed to such term in Section 2.5(f).

“Other Real Estate HoldCo Liabilities” has the meaning ascribed to such term in the Reorganization Agreement.

“Owned Business Intellectual Property Rights” means all Intellectual Property Rights that the Company Group owns or purports to own, including, but not limited to the Registered Business Intellectual Property Rights set forth on Company Disclosure Schedule 4.11(a).

“Owned Parent Intellectual Property Rights” means all Intellectual Property Rights that the Parent Entities own or purport to own.

“Parent” has the meaning ascribed to such term in the Preamble.

“Parent Acquisition Proposal” has the meaning ascribed to such term in Section 6.7(i)(i).

“Parent Award Agreement” means any agreement memorializing the grant of, or terms and conditions applicable to, any Parent Restricted Stock Unit Award or Parent Performance Share Unit Award granted under a Parent Plan, including, as applicable, any Notice of Grant of Restricted Stock Units, Restricted Stock Unit Agreement and Performance Share Unit Agreement.

“Parent Benefit Plan” means each Benefit Plan (i) that is maintained, sponsored or contributed to by any Parent Party, or (ii) under which any Parent Party has or could reasonably be expected to have any Liability.

“Parent Board” has the meaning ascribed to such term in the Recitals.

“Parent Certificate of Merger” has the meaning ascribed to such term in Section 2.1(b).

“Parent Common Stock” means the common stock of Parent, par value $0.01 per share.

“Parent Disclosure Schedules” means both the disclosure schedules containing certain exceptions to, or information required by, the representations and warranties in Article 5 of this Agreement delivered by Parent to Sinclair HoldCo concurrently with the execution of this Agreement and any information in the Parent SEC Documents publicly available and filed with or furnished to the Commission after January 1, 2021 and before the date of this Agreement (excluding any disclosures in the Parent SEC Documents (i) in any risk factors section, (ii) in the “Forward-Looking Statements” section and (iii) in any other disclosures that are similarly

ANNEX A-16

predictive, cautionary or forward-looking in nature), to the extent the relevance of such information to the representations and warranties in Article 5 is reasonably apparent on the face of such information. For the avoidance of doubt, any reference in this Agreement to a specific schedule of the Parent Disclosure Schedules shall also be deemed to be a reference to any applicable Parent SEC Documents to the extent satisfying the criteria set forth in this definition.

“Parent Dividend Equivalent” has the meaning ascribed to such term in Section 2.4(c).

“Parent Easements” has the meaning ascribed to such term in Section 5.8(c).

“Parent Employees” has the meaning ascribed to such term in Section 5.17(a).

“Parent Entities” means each of Parent, New Parent and all of their respective Significant Subsidiaries, but expressly excluding the MLP.

“Parent Financial Statements” has the meaning ascribed to such term in Section 5.22(b).

“Parent Fundamental Representations” means the representations and warranties set forth in Section 5.1 (Organization), Section 5.2 (Authority; Binding Effect), Section 5.3(a) (Non-Contravention of Organizational Documents), Section 5.5 (Capitalization of Parent), Section 5.6(a) and (d) (Subsidiaries; Equity Ownership), Section 5.20 (Brokers) and Section 5.23 (No Prior Activities of New Parent and Parent Merger Sub) and Section 5.26 (Board Approval; Vote Required).

“Parent Indemnified Parties” has the meaning ascribed to such term in Section 9.2(b).

“Parent Intellectual Property Rights” means all Owned Parent Intellectual Property Rights and Licensed Parent Intellectual Property Rights.

“Parent Leased Real Property” has the meaning ascribed to such term in Section 5.8(a).

“Parent Leases” has the meaning ascribed to such term in Section 5.8(b).

“Parent Material Adverse Effect” means any event, occurrence, fact, condition or change that, individually or in the aggregate, has had (a) a material and adverse effect on the assets, business, financial condition or results of operations of the Parent Entities, taken as a whole, or (b) a material and adverse effect on the ability of the Parent Parties to consummate the Contemplated Transactions; provided, however, that, in the case of clause (a) above, none of the following shall be taken into account in determining whether there has been a Parent Material Adverse Effect: (i) changes or conditions generally affecting the economy or the financial markets in the United States or globally; (ii) changes or conditions generally affecting the industries in which the Parent Entities operate; (iii) armed hostilities, acts of war, terrorism, military actions or any escalation or material worsening thereof following the date hereof; (iv) changes in Laws (including applicable Environmental Laws) or GAAP, or in the interpretation thereof; (v) the announcement of this Agreement or the pendency of the Contemplated Transactions (including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, vendors, partners, or employees); (vi) compliance by Parent with this Agreement, any actions taken or not taken by Parent that are required to be taken or not taken pursuant to this

ANNEX A-17

Agreement; (vii) the failure, in and of itself, of the Parent Entities to meet any projections, forecasts, estimates or predictions (provided that any event, occurrence, fact, condition or change that caused or contributed to such failure to meet any projection, forecast, estimate or prediction shall not be excluded from the definition of Parent Material Adverse Effect for purposes of this clause (vii)); (viii) any effects of weather, geological or meteorological events or other natural disaster; (ix) any strikes, work stoppages or other labor disturbances; (x) any epidemic, pandemic, disease outbreak (including the COVID-19 virus) or other public health crisis or public health event, or the worsening of any of the foregoing; or (xi) any increases in the costs of commodities or supplies or decreases in the price of refined or finished products; except to the extent such effect relating to or arising in connection with matters described in clauses (i), (ii), (iii), (iv), (viii), (ix) and (x) above disproportionately affects the Parent Entities, as compared to other Persons that conduct business in, and derive substantially all of their revenues from, the industries in which the Parent Entities are engaged within the geographic area in which the Parent Entities principally operate.

“Parent Material Contracts” has the meaning ascribed to such term in Section 5.9(a).

“Parent Merger” has the meaning ascribed to such term in the Recitals.

“Parent Merger Sub” has the meaning ascribed to such term in the Preamble.

“Parent Merger Sub Stockholder Approval” has the meaning ascribed to such term in the Recitals.

“Parent Officer’s Certificate” has the meaning ascribed to such term in Section 3.2(b)(iii).

“Parent Owned Real Property” has the meaning ascribed to such term in Section 5.8(a).

“Parent Parties” has the meaning ascribed to such term in the Preamble.

“Parent Performance Share Unit Award” has the meaning ascribed to such term in Section 2.4(b).

“Parent Plans” means the HollyFrontier Corporation 2020 Long Term Incentive Plan and the HollyFrontier Corporation Long-Term Incentive Compensation Plan, as amended, and including, in each case, the UK Sub-Plans adopted thereunder.

“Parent Real Property” means the Parent Owned Real Property and the Parent Leased Real Property.

“Parent Recommendation” has the meaning ascribed to such term in Section 5.26(a).

“Parent Restricted Stock Unit Award” has the meaning ascribed to such term in Section 2.4(a).

“Parent SEC Documents” has the meaning ascribed to such term in Section 5.22(a).

ANNEX A-18

“Parent Software” means all of the Software owned exclusively by any of the Parent Entities.

“Parent Stockholder Approval” has the meaning ascribed to it in Section 5.26(d).

“Parent Stockholders” has the meaning ascribed to such term in the Recitals.

“Parent Surviving Corporation” has the meaning ascribed to such term in Section 2.1(a).

“Parent Systems” means the hardware (whether general purpose or special purpose), servers, circuits, platforms, computers, cable, networks and other computer systems that are owned by, or used in the operation of the business of, any of the Parent Entities.

“Parent Tax Counsel” has the meaning ascribed to such term in Section 7.2(d).

“Parent Tax Counsel Sinclair Tax Certificate” has the meaning ascribed to such term in Section 6.3(g).

“Parent Tax Counsel Parent Tax Certificate” has the meaning ascribed to such term in Section 6.3(g).

“Parent Termination Fee” means a fee equal to $200,000,000.

“Parties” and “Party” have the meanings ascribed to such terms in the Preamble.

“Patents” has the meaning ascribed to such term in the definition of Intellectual Property Rights.

“Payoff Letters” has the meaning ascribed to such term in Section 2.5(d).

“Permits” means all licenses, permits, consents, certificates, exemptions, registrations, waivers and other authorizations and approvals obtained or required to be obtained from Governmental Authorities.

“Permitted Encumbrances” means (i) with respect to the Company Group, Encumbrances listed on Schedule 1.1(b) (which Encumbrances shall be removed on the Closing Date); (ii) statutory Encumbrances arising out of operation of Law with respect to a Liability incurred in the ordinary course of business consistent with prior practice securing payments not yet due and payable as of the Closing and that are not delinquent or are being actively contested in good faith and for which appropriate reserves have been established under GAAP; (iii) easements, rights of way, zoning ordinances and other similar encumbrances affecting the Sinclair Real Property or the Parent Real Property, as applicable, that would not result in or reasonably be expected to result in a Material Adverse Effect or a Parent Material Adverse Effect, as applicable; (iv) rights of parties under the Sinclair Leases or Parent Leases, as applicable; (v) with respect to the Parent Entities and their assets, including the Parent Real Property and the Parent Easements, all matters disclosed by the Parent SEC Documents, including the Parent Financial Statements that would not result in or not reasonably be expected to result in a Parent Material Adverse Effect; (vi) all matters that current, accurate surveys would show that would not result in or not reasonably be expected to

ANNEX A-19

result in a Material Adverse Effect or a Parent Material Adverse Effect, as applicable; (vii) all matters reflected in recorded documents affecting the Sinclair Real Property or Sinclair Easements, or the Parent Real Property or Parent Easements, as applicable, that would not result in or not reasonably be expected to result in a Material Adverse Effect or a Parent Material Adverse Effect, as applicable; (viii) Encumbrances arising under original purchase price conditional sales Contracts and equipment leases with third parties entered into in the ordinary course of business; (ix) Encumbrances and other imperfections of title that do not materially detract from the value or materially interfere with or impair the present use of the property subject thereto; (x) liens for Taxes not yet due and payable or that are being contested in good faith and for which appropriate reserves have been established under GAAP; (xi) mechanics’, materialmens’, carriers’, workmens’, warehousemens’, repairmens’, landlords’ or other similar liens and security obligations arising or incurred in the ordinary course of business securing payments not yet due and payable as of the Closing; (xii) any pledge or deposit made in the ordinary course of business in compliance with workers’ compensation, unemployment insurance and other social security Laws, or to secure the performance of bids, tenders, or government Contracts, leases, licenses, statutory obligations, surety bonds, performance bonds, completion bonds or other obligations of a like level, or as otherwise incurred in the ordinary course of business; (xiii) title of a lessor under any capital or operating lease; (xiv) Encumbrances on goods in transit incurred pursuant to documentary letters of credit or shipper’s Encumbrances; (xv) Encumbrances affecting the assets or properties of the Company Group or Parent, as applicable, which are fully released prior to Closing; and (xvi) any other imperfection or irregularity of title or other Encumbrance that would not result in or not reasonably be expected to result in a Material Adverse Effect or Parent Material Adverse Effect, as applicable; provided, however, that no mortgages, deeds of trust, judgments, liens for Taxes (other than liens for Taxes described in clause (x) of this definition or Encumbrances described in clause (xi) of this definition) or other monetary Encumbrances encumbering any Sinclair Owned Real Property or any interest of any member of the Company Group in the Sinclair Leased Real Property or the Sinclair Easements shall be deemed or considered a Permitted Encumbrance to the extent not fully released and satisfied at or prior to Closing.

“Person” means an individual, a corporation, a general or limited partnership, a limited liability company, an association, a trust, other legal entity or organization or Governmental Authority.

“Personal Information” means, in addition to any definition for any similar term (e.g., “personal data” or “personally identifiable information” or “PII”) provided by applicable Law, (a) all information that identifies an individual person, (b) all personal information subject to the California Consumer Privacy Act, (c) nonpublic personal information subject to the Gramm-Leach Bliley Act and state financial privacy laws and regulations, and (d) credit card information financial account numbers (including credit card and procurement card numbers) subject to the Payment Card Industry Data Security Standard.

“Post-Closing Divestiture Shares” has the meaning ascribed to such term in Section 2.5(f)(vi).

“Pre-Closing Fuel Obligations” has the meaning ascribed to such term in Section 6.22(a).

“Pre-Closing Statement” has the meaning ascribed to such term in Section 2.5(d).

ANNEX A-20

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date.

“Pre-Closing Tax Return” has the meaning ascribed to such term in Section 6.3(a)(i).

“Pre-Closing Taxes” means, without duplication, any and all (i) Taxes of Sinclair HoldCo or any ultimate beneficial owner of Sinclair HoldCo, including any Taxes resulting from the Contemplated Transactions, (ii) Taxes of any member of the Company Group (including relating or attributable to any assets, rights, activities or properties of the Company Group) for any Pre-Closing Tax Period or for the portion of any Straddle Period ending on and including the Closing Date (determined in accordance with Section 6.3(i) and, for the avoidance of doubt, determined without regard to any carryback of a loss or credit arising in a taxable period beginning after the Closing Date), including, but not limited to, any Excise Taxes for any Pre-Closing Tax Period or for the portion of any Straddle Period ending on and including the Closing Date (including, for the avoidance of doubt, any increase in such Excise Taxes resulting from a reduction or disallowance of any Tax credit or refund with respect to such Excise Taxes), (iii) Taxes of any member of the Company Group for any Pre-Closing Tax Period or for the portion of any Straddle Period ending on and including the Closing Date resulting from a reduction or disallowance of any Tax credit or refund (including, for the avoidance of doubt, any Blenders Tax Credit or any other Tax credit or refund with respect or related to Excise Taxes), (iv) Liability for Taxes of any member of any affiliated, consolidated, combined, unitary or similar group of which any member of the Company Group was a member for any period prior to the Closing Date, (v) Liability for Taxes as a result of any obligation of any member of the Company Group to indemnify any other Person with respect to Taxes (including any Liability for Taxes of a predecessor or transferor or otherwise by operation of Law) to the extent such obligation arises on or prior to Closing, (vi) withholding Taxes imposed with respect to any payment made to Sinclair HoldCo under this Agreement, and (vii) Taxes attributable to the Company Reorganization; provided, however, that Pre-Closing Taxes shall not include any Taxes, expenses or liabilities included in the calculation of the Closing Adjustment Amount (or any item included therein). Notwithstanding any other provision of this Agreement to the contrary, the Parties acknowledge that Sinclair HoldCo shall have no obligation to indemnify any Parent Indemnified Party for (or otherwise pay any Parent Indemnified Party for any Damages resulting from) any loss, reduction or disallowance (in whole or in part) of, or any limitation imposed on, any Tax credit or other Tax attribute (whether federal, state, local or foreign) of any member of the Company Group used in or with respect to the portion of any Straddle Period beginning after the Closing Date or any taxable period beginning after the Closing Date.

“Proceeding” means any action, arbitration, audit, claim, hearing, investigation, litigation or suit (whether civil, commercial, administrative, criminal, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving any Governmental Authority or arbitrator.

“Property Taxes” means ad valorem, property or similar Taxes but excluding, for the avoidance of doubt, Income Taxes, Excise Taxes and Transfer Taxes.

“Proxy Statement” has the meaning ascribed to such term in Section 6.8(a).

ANNEX A-21

“Puri Note” means that certain Promissory Note, dated as of June 2017, by and between Preet S. Puri, as borrower, and Sinclair Finance Company, as lender.

“Ranching Business” means the ownership, leasing, operation and management of farm, ranch and cattle feedlot properties in Big Horn County, Treasure County, Carbon County, Fergus County and Yellowstone County, Montana, and Park County and Sheridan County, Wyoming.

“Refineries” means the refining facilities owned by the Company Group and located in Sinclair, Wyoming and Casper, Wyoming.

“Registered Business Intellectual Property Rights” means all Patents, Copyrights, Trademarks and Domain Names, respectively, that (a) are registered to or (b) were applied for by or issued to, and, in each case, currently assigned to the Company Group by any Governmental Authority or authorized private Domain Name registrar in any jurisdiction.

“Release” means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, placing, pumping, discarding, abandoning, emptying, escaping, leaching or migration into or through the Environment.

“Released Claim” has the meaning ascribed to such term in Section 9.4.

“Released Person” has the meaning ascribed to such term in Section 9.4.

“Releasing Person” has the meaning ascribed to such term in Section 9.4.

“Remaining Parent Plan Shares” has the meaning ascribed to such term in Section 2.4(d).

“Reorganization Agreement” means that certain Reorganization Agreement, dated as of the date of this Agreement, by and among Sinclair HoldCo, the Company, Real Estate Holding LLC, a Delaware limited liability company, Sinclair Oil Corporation, a Wyoming corporation, Sinclair Transportation Company, a Wyoming corporation, Sinclair Wyoming Refining Company, a Wyoming corporation, Sinclair Finance Company, a Wyoming corporation, SOC Delaware, Wyoming Renewable Diesel Company LLC, a Wyoming limited liability company, Sinclair Trucking Company, a Wyoming corporation, Sinclair Casper Refining Company, a Wyoming corporation, Sinclair Tulsa Refining Company, a Wyoming corporation, Sinclair Crude Company, a Wyoming corporation, Field Services LLC, a Wyoming limited liability company, Sinclair Golf Course, Inc., a Wyoming corporation, Sinclair Pipeline Company LLC, a Wyoming limited liability company, and Sinclair Logistics LLC, a Wyoming limited liability company.

“Representatives” means, as to any Person, its officers, directors, employees, managers, members, partners, trustees, shareholders, owners, counsel, accountants, financial advisors, sources of financing (including counsel to such sources) and consultants.

“Resolution Period” has the meaning ascribed to such term in Section 2.6(c).

“Retained Business” means, collectively, the Hospitality Business, the O&G Business and the Ranching Business.

ANNEX A-22

“Retained Liabilities” means (a) the Legacy Liabilities, (b) the Other Real Estate HoldCo Liabilities, (c) all Liabilities arising out of, resulting from or relating to the operation of the Retained Business, (d) all Liabilities primarily resulting from the failure of the intended tax treatment of the Company Reorganization, or the failure of the definitive agreements relating to the Company Reorganization to be valid and binding on each party thereto, and (e) all Benefits Liabilities, in each case, whether before, at, or after the Closing.

“Retention Closing Payments” has the meaning ascribed to such term in Section 3.2(a)(ii).

“RFS Program” means the Renewable Fuel Standard Program under the Energy Policy Act of 2005 and the Energy Independence and Security Act of 2007 (42 U.S.C. § 7545(o)) and implementing regulations, including without limitation, 40 CFR Part 80 Subpart M, as the same may be amended from time to time.

“RIN” means a renewable identification number, which is the serial number assigned to a batch of biofuel for the purpose of tracking its production, use and trading as required by the RFS Program.

“RINs Closing Compliance Period” has the meaning ascribed to such term in Section 6.22(a).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“Section 280G” has the meaning ascribed to such term in Section 6.10.

“Securities Act” means the Securities Act of 1933, as amended.

“Senior Management Employee” means any executive-level employee, including, but not limited to, the top twenty (20) most highly compensated employees of the Company Group.

“Severance Plan” means the Sinclair Services Company Employee Change of Control Severance Policy, effective as of August 3, 2021, and the Sinclair Services Company Employee Change of Control Severance Plan for Over the Road Drivers, effective as of August 3, 2021.

“Share Price” means, as of the date of determination, the VWAP for the ten (10) consecutive trading days ending on (and including) the trading day immediately prior to the date of determination (or, if the date of determination is not a trading day, the trading day immediately prior to the date of determination), rounded to three decimal places.

“Significant Subsidiary” means any Subsidiary of Parent that has the meaning ascribed to the term “Significant Subsidiary” in Rule 1.02(w) of Regulation S-X promulgated pursuant to the Exchange Act, and shall explicitly exclude the MLP and its Subsidiaries.

“Sinclair Affiliate Contracts” has the meaning ascribed to such term in Section 4.22.

“Sinclair Benefit Plan” means each Company Benefit Plan and each HoldCo Benefit Plan.

“Sinclair Casualty Expenses” has the meaning ascribed to such term in Section 6.17(b)(i).

ANNEX A-23

“Sinclair Contribution” has the meaning ascribed to such term in the Recitals.

“Sinclair Contribution Consideration” has the meaning ascribed to such term in Section 2.5(b).

“Sinclair Divestiture Portion” has the meaning ascribed to such term in Section 2.5(f)(iv).

“Sinclair Easements” has the meaning ascribed to such term in Section 4.9(d).

“Sinclair Executive Officer Position” has the meaning ascribed to such term in Section 6.9(a).

“Sinclair HoldCo” has the meaning ascribed to such term in the Preamble.

“Sinclair HoldCo Indemnified Parties” has the meaning ascribed to such term in Section 9.2(a).

“Sinclair Leased Real Property” has the meaning ascribed to such term in Section 4.9(b).

“Sinclair Leases” has the meaning ascribed to such term in Section 4.9(b).

“Sinclair Material Contracts” has the meaning ascribed to such term in Section 4.10(a).

“Sinclair Owned Real Property” has the meaning ascribed to such term in Section 4.9(a).

“Sinclair Real Property” means, collectively, the Sinclair Owned Real Property and the Sinclair Leased Real Property.

“Sinclair Stock Consideration” has the meaning ascribed to such term in Section 2.5(b).

“Sinclair Third Party Leases” has the meaning ascribed to such term in Section 4.9(e).

“SOC Delaware” has the meaning ascribed to such term in Section 6.16(b).

“Software” means software and firmware, databases, any and all software implementations of algorithms, specifications, models and methodologies, whether in source code or object code, design documents, flow-charts, user manuals and training materials relating thereto and all translations, compilations, arrangements, adaptations, and derivative works thereof, and documentation related thereto.

“Special Meeting” has the meaning ascribed to such term in Section 6.8(e).

“Specified Funded Indebtedness” means the Indebtedness set forth on Schedule 1.1(c).

“SRE” has the meaning ascribed to such term in Section 6.22(b).

“Stinker Stores Note” means that certain Promissory Note, dated as of February 7, 2017, by and between Stinker Stores Co., Inc., as borrower, and Sinclair Finance Company, as lender.

ANNEX A-24

“Stockholders’ Agreement” means that certain Stockholders’ Agreement, dated as of the date of this Agreement, by and among New Parent, Sinclair HoldCo and the stockholders of Sinclair HoldCo set forth on Schedule I thereto.

“Straddle Period” means any taxable period beginning before and ending after the Closing Date.

“Straddle Tax Return” has the meaning ascribed to such term in Section 6.3(a)(ii).

“Subsidiary” or “Subsidiaries” means, with respect to any Person, any other Person of which (i) if a corporation, a majority of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; (ii) if a limited liability company, partnership, association or other business entity (other than a corporation), either the managing member or general partner or a majority of partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more other Subsidiaries of that Person or a combination thereof and for this purpose, a Person or Persons owns a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be any managing director or general partner of such business entity (other than a corporation) or control any managing director or general partner of such business entity (other than a corporation); or (iii) is otherwise contractually entitled to direct and control such Person.

“Takeover Laws” has the meaning ascribed to such term in Section 4.28.

“Tax” or “Taxes” means: (i) any and all taxes, charges, duties, fees or other assessments (including income, corporation, excise, property, sales, use, value-added, gross receipts, profits, gains, license, withholding (with respect to compensation or otherwise), payroll, employment, unemployment, disability, wealth, welfare, net worth, capital gains, purchase, transfer, stamp, ad valorem, conveyance, severance, production, escheat, unclaimed property, registration, social security, environmental, occupation, franchise, alternative minimum, estimated, or other taxes of any kind whatsoever, whether disputed or not) imposed by any Governmental Authority, and including any interest, penalties or addition thereto; (ii) any Liability for the payment of any amounts of the type described in clause (i) above of another Person arising as a result of being (or ceasing to be) a member of any consolidated or affiliated group (or being included (or required to be included) in any Tax Return relating thereto); and (iii) any Liability for the payment of any amounts of the type described in clause (i) above of another Person as a result of any transferee or secondary Liability or any Liability assumed by Contract or Law.

“Tax Proceeding” has the meaning ascribed to such term in Section 6.3(c).

“Tax Return” means any return, declaration (including any declaration of estimated Taxes), report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Third Party Claim” means any claim, or the commencement of any Proceeding, brought by a Person that is not an Indemnified Party.

ANNEX A-25

“Title Affidavit” has the meaning ascribed to such term in Section 6.23.

“Title Insurance Company” means, collectively, Fidelity National Title Insurance Company and Chicago Title Insurance Company.

“Trade Secrets” has the meaning ascribed to such term in the definition of Intellectual Property Rights.

“Trademarks” has the meaning ascribed to such term in the definition of Intellectual Property Rights.

“Transaction Documents” means the Stockholders’ Agreement, the Transition Services Agreement and any other agreement or certificate required to be delivered pursuant hereto. For purposes of clarity, the Transaction Documents do not include the Midstream Contribution Agreement or documents delivered pursuant to the Midstream Contribution Agreement.

“Transfer Legend” means the following restrictive legend to be placed on the New Parent Common Stock:

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR ANY NON-U.S. OR STATE SECURITIES LAWS AND MAY NOT BE TRANSFERRED EXCEPT IN COMPLIANCE THEREWITH.

“Transfer Taxes” has the meaning ascribed to such term in Section 6.3(b).

“Transition Services Agreement” means the Transition Services Agreement substantially in the form of Exhibit E.

“Trial Balance and Income Information” has the meaning ascribed to such term in Section 4.5(a).

“VWAP” means the volume weighted average trade price per share of Parent Common Stock on the New York Stock Exchange (calculated to the nearest one-hundredth of a cent) as reported by Bloomberg L.P., or any successor thereto, through its “Volume Weighted Average Price” function.

“WARN Act” has the meaning ascribed to such term in Section 4.18(d).

“Willful Breach” means, with respect to any Party, that such Party willfully and intentionally takes an action or fails to take an action, with the knowledge that the taking of such action or the failure to take such action would reasonably be expected to cause a material breach of this Agreement and which act or failure to act constitutes in and of itself a material breach of this Agreement, regardless of whether breaching this Agreement was the conscious object of the act or failure to act.

“Woods Cross Divestiture Notice” has the meaning ascribed to such term in Section 2.5(f).

“Woods Cross Divestiture Proceeds” has the meaning ascribed to such term in Section 2.5(f)(vii).

ANNEX A-26

“Woods Cross Refinery Assets” means the refinery located in Davis County, Utah, and includes all assets, licenses, agreements, contracts, and permits used in the operation of the refinery, and any licenses used in the marketing, distribution or sale of the products produced at the refinery, including any leasehold, ownership, fee, or any other interest in real estate at the refinery grounds in Davis County, Utah, including, but not limited to the plant, the refinery tanks, the 2-mile refined products pipeline from the refinery to the Pioneer Pipeline Company’s terminal, the four-mile refined products pipeline from the refinery to the UNEV Pipeline, LLC origin pump station, the four-mile refined products pipeline from the refinery to the MPLX, LP Northwest Pipeline origin station in Salt Lake City, Utah, the four-mile hydrogen pipeline from Chevron to the refinery, the 700-foot crude oil delivery pipeline into the refinery, the truck loading rack, and loading facilities.

“Woods Cross Refinery Divestiture Action” has the meaning ascribed to such term in Section 6.2(b).

“Working Capital” means, as of any given date, (i) Current Assets minus (ii) Current Liabilities.

“Working Capital Target Amount” means an amount equal to negative $66,941,121.77.

ANNEX A-27

EXHIBIT A

HYDROCARBON INVENTORY VALUATION METHODOLOGIES AND

PROCEDURES

Omitted pursuant to Item 601(a)(5) of Regulation S-K

EXHIBIT B

NEW PARENT CERTIFICATE OF INCORPORATION

Omitted pursuant to Item 601(a)(5) of Regulation S-K

EXHIBIT C

NEW PARENT BYLAWS

Omitted pursuant to Item 601(a)(5) of Regulation S-K

EXHIBIT D

PARENT SURVIVING CORPORATION CERTIFICATE OF INCORPORATION

Omitted pursuant to Item 601(a)(5) of Regulation S-K

EXHIBIT E

TRANSITION SERVICES AGREEMENT

Omitted pursuant to Item 601(a)(5) of Regulation S-K

EXHIBIT F

OFFICE LEASE KEY TERMS

Omitted pursuant to Item 601(a)(5) of Regulation S-K

EXHIBIT G-1

COMPANY TAX COUNSEL TAX CERTIFICATE

Omitted pursuant to Item 601(a)(5) of Regulation S-K

EXHIBIT G-2

COMPANY TAX COUNSEL PARENT TAX CERTIFICATE

Omitted pursuant to Item 601(a)(5) of Regulation S-K

EXHIBIT G-3

PARENT TAX COUNSEL SINCLAIR TAX CERTIFICATE

Omitted pursuant to Item 601(a)(5) of Regulation S-K

EXHIBIT G-4

PARENT TAX COUNSEL PARENT TAX CERTIFICATE

Omitted pursuant to Item 601(a)(5) of Regulation S-K